SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       Rule 13e-3 Transaction Statement

 (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                    Rule 13e-3 (ss.240.13e-3) thereunder)


                                Tubby's, Inc.
------------------------------------------------------------------------------
                                Name of issuer


                                Tubby's, Inc.
------------------------------------------------------------------------------
                      Name of Person(s) Filing Statement


                         Common Stock Par Value $0.01
------------------------------------------------------------------------------
                         Title of Class of Securities


                                  898551205
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                     CUSIP Number of Class of Securities


                Kenneth Lango, Bodman, Longley & Dahling LLP,
                       755 West Big Beaver, Suite 2020,
                     Troy, Michigan 48084, (248) 362-2110
------------------------------------------------------------------------------
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement. Copies to:
Vincent J. Tatone, 6029 E. Fourteen Mile Road, Sterling Heights, MI 48312

   This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer

d. [ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

           Transaction Amount:                      $2,290,131.00
           Filing Fee:                              $      458.03

           Valuation*

* The filing fee was determined by calculating one-fiftieth of one percent of the proposed cash payment to shareholders. The transaction contemplates the payment of $1.10 per share in exchange for 2,081,938 shares which equals $2,290,131.80.

           This Rule 13E-3 Transaction Statement relates to a proposed merger providing for the merger of R Corp, a Michigan corporation, with Tubby's, Inc., a New Jersey corporation, with Tubby's to be the surviving corporation. The principal aspect of the proposed merger is that all shareholders, other than three current members of Tubby's management who also constitute a majority of its Board of Directors and all of the shareholders of R Corp, will receive cash in exchange for their shares at the merger price of $1.10 per share.


           The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement, attached as Exhibit (d), and filed by Tubby's with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information in the Preliminary Proxy Statement, including all Appendixes thereto, is hereby expressly incorporated by reference and the responses to each item are qualified in their entirety by the provisions of the Preliminary Proxy Statement.

                            CROSS-REFERENCE SHEET

                                      WHERE LOCATED IN
ITEM IN SCHEDULE 13E-3             PRELIMINARY PROXY STATEMENT

Item 1 (a)............... "Introduction"
Item 1 (b)............... "Introduction"
Item 1 (c)............... "Market Prices of Tubby's Common Stock"
Item 1 (d)............... "Market Prices of Tubby's Common Stock"
Item 1 (e)...............                    *
Item 1 (f)...............                    *
Item 2 .................. "Introduction"
Item 2 (a) - (g).........                    *
Item 3 (a)...............                    *
Item 3 (b)............... "Previous Contacts Between Tubby's and R Corp"
Item 4 (a) - (b)......... "Description of the Transaction"
Item 5 (a) - (c).........                    *
Item 5 (d) - (g)......... "Description of the Transaction"
Item 6 (a) - (d) ........ "Sources and Amounts of Funds and
                             Other Consideration"
Item 7 (a) - (d)......... "Purposes, Alternatives, Reasons and  Effects"
Item 8 (a) - (b)......... "Fairness of the Transaction"
Item 9 (a) - (c)......... "Reports, Opinions, Appraisals and Certain
                             Negotiations"
Item 10 (a).............. "Security Ownership of Certain Beneficial Owners
                             and Management"
Item 10 (b)..............                    *
Item 11.................. "Interest of Certain Persons in the
                            Merger"
Item 12 (a).............. "Vote Required"
Item 12 (b)..............                    *
Item 13 (a).............. "Dissenter's Appraisal Rights"
Item 13 (b) - (c)........                    *
Item 14 (a).............. "Consolidated Selected Financial
                            Data of Tubby's, Inc.";
                            "Management's Discussion and
                            Analysis of Financial Condition and
                            Results of Operations of Tubby's";
                            "Financial Statements"
Item 14 (b)..............                    *
Item 15..................                    *
Item 16..................                    *
Item 17 (a).............. "Sources and Amounts of Funds and Other
                             Consideration"
Item 17 (b).............. "Fairness of the Transaction"; "Reports, Opinions,
                              Appraisals and Certain Negotiations"
Item 17 (c) ............. "Interests of Certain Persons in the Merger"
Item 17 (d).............. "Preliminary Proxy Statement"

* There is no applicable item contained in the Preliminary Proxy Statement.


Item 1. Issuer and Class of Security Subject to the Transaction.

        (a) Tubby's, Inc., 6029 E. Fourteen Mile Road, Sterling Heights, MI
            48312.
        (b) Common Stock, par value $0.01, 2,584,114 shares outstanding, held by approximately 7,000 holders of record at July 30, 1999.
        (c) Trades were reported on the NASDAQ Small Cap Market (symbol:
            TUBY) until May 5, 1999. On that date, its shares were delisted for failure to maintain a $1.00 bid price and trades were automatically reported thereafter on the Over the Counter
            Bulletin Board. Tubby's incorporates by reference "Market prices of Tubby's Common Stock," Preliminary Proxy Statement.
        (d) Tubby's hereby incorporates by reference "Market Prices of Tubby's Common Stock," Preliminary Proxy Statement.
        (e) Neither Tubby's nor an affiliate has made an underwritten public offering of securities during the past three years.
        (f) Neither Tubby's nor an affiliate has purchased any Tubby's common stock since the commencement of Tubby's second full fiscal year preceding the date of this schedule.

Item 2. Identity and Background

        (a) Tubby's, Inc., which is filing this statement, is the issuer of the common stock which is the subject of this transaction.

  (b) - (g) Not applicable.

Item 3. Past Contacts, Transactions or Negotiations

(a), (1)(2) These subsections of Item 3 do not apply.
        (b) Tubby's hereby incorporates by reference "Interest of Certain Persons in the Merger," and "Previous Contacts Between Tubby's and R Corp," Preliminary Proxy Statement.

Item 4.  Terms of the Transaction.

  (a) - (b) Tubby's hereby incorporates by reference "Description of the Transaction," Preliminary Proxy Statement.

Item 5. Plans or Proposals of the Issuer or Affiliate.

  (a) - (c) These subsections do not apply.
  (d) - (g) If the Merger is approved by its shareholders, Tubby's will incur both long term and short term indebtedness which will be used to complete the Merger; Tubby's hereby incorporates by reference "Sources and Amounts of Funds and Other Consideration," Preliminary Proxy




            Statement. Also, Tubby's will terminate its registration pursuant to Section 12(g)(4) of the Act and will no longer be a reporting company pursuant to Section 15(d) of the Act. It will continue to operate but will do so as a closely held private company with only three shareholders. Tubby's hereby incorporates by reference "Description of the Transaction", Preliminary Proxy Statement.

Item 6. Source and Amounts of Funds and Other Consideration.

  (a) - (d) Tubby's hereby incorporates by reference "Sources and Amounts of Funds and Other Consideration," Preliminary Proxy Statement.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

  (a) - (d) Tubby's hereby incorporates by reference "Purposes, Alternatives, Reasons and Effects.," Preliminary Proxy Statement.

Item 8. Fairness of the Transaction.

  (a) - (e) Transaction," Preliminary Proxy Statement.

        (f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

  (a) - (c) Tubby's incorporates by reference "Reports, Opinions, Appraisals and Certain Negotiations," Preliminary Proxy Statement.

Item 10. Interest in Securities of the Issuer.

  (a) Tubby's hereby incorporates by reference "Security Ownership of Certain Beneficial Owners and Management," Preliminary Proxy Statement.
  (b)       Not applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

            Tubby's hereby incorporates by reference "Interest of Certain Persons in the Merger," Preliminary Proxy Statement.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.



  (a) Tubby's hereby incorporates by reference "Vote Required," Preliminary Proxy Statement.

  (b) No recommendation has been made by the Directors and/or Officers of Tubby's in their individual capacities. The Board of Directors of Tubby's is recommending that the security holders approve the merger.

Item 13. Other Provision of the Transaction.

  (a) Tubby's hereby incorporates by reference "Dissenter's Appraisal Rights," Preliminary Proxy Statement, p. 10.

  (b) - (c) These subparagraphs of Item 13 do not apply.

Item 14. Financial Information.

  (a) Tubby's incorporates by reference "Consolidated Selected Financial Data of Tubby's, Inc.," Preliminary Proxy Statement; "Management's Discussion and Analysis of Financial Condition and Results of Operations of Tubby's," Preliminary Proxy Statement; and "Financial Statements," Preliminary Proxy Statement, F1-F34.

(b) Pro forma data disclosing the effect of the merger under this paragraph is not material.

Item 15. Persons and Assets Employed, Retained or Utilized.

            This item does not apply.

Item 16. Additional Information.

            This item does not apply.

Item 17. Material to be Filed as Exhibits.

            Tubby's is furnishing the following exhibits:

  (a) A copy of a loan commitment from Comerica Bank regarding the loans referred to in the answer to Item 6;
  (b) - (1) A copy of the valuation report prepared by Stout, Risuis, Ross, Inc., referred to in the answers to Items 8 and 9 of this schedule;
  (b) - (2) A copy of the Fairness Opinion prepared by Stout Risius Ross,
            Inc.
  (c) A copy of the Stock Purchase, Redemption and Shareholders Agreement referred to in Tubby's answer to Item 11 of this schedule.
  (d)       A copy of the Preliminary Proxy Statement.
  (e) - (f) Materials referred to in these paragraphs of Item 17 do not apply.



                                  SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Tubby's, Inc.

     /s/    Robert M. Paganes
----------------------------------------
By:  Robert M. Paganes,
Its:  President and CEO, Tubby's, Inc.

Dated: August ___, 1999















                                  EXHIBIT A

                  LOAN COMMITMENT LETTER FROM COMERICA BANK






                                                            [OBJECT OMITTED]

Comerica Bank




                               August 25, 1999

Mr. Robert M. Paganes
President & CEO
Tubby's, Inc.
6029 East Fourteen Mile Rd.
Sterling Heights, Michigan 48312-5801

Re: Provision of Line of Credit, an installment term loan and an interest only term loan by Comerica Bank to Tubby's, Inc., a Michigan corporation an installment term loan to Robert Paganes, Peggy Paganes, Peter Paganes and Vincent Tatone, jointly and severally

Dear Mr. Paganes:

           Comerica Bank ("Bank") has agreed to provide a Line of Credit an installment term loan ("Term Loan A") and an interest only term loan ("Term Loan B") to Tubby's, Inc. ("Company") and an installment term loan to Robert Paganes, Peggy Paganes, Peter Paganes and Vincent Tatone, jointly and severally (the "Individual Borrowers") ("Term Loan C", collectively, the Line of Credit, Term Loan A, Term Loan B and Term Loan C shall constitute the "Loans") subject to the following terms and conditions:

Borrower:

                        (a) with respect to the Line of Credit, Term Loan A
                            and Term Loan B, the Company, and

                        (b) with respect to Term Loan C, the Individual
                            Borrowers.

Purpose: The Line of Credit shall be available for working capital needs of the Company and shall replace the existing line of credit with Bank. Term Loan A, Term Loan B and Term Loan C will be available to finance the Company's and the Individual Borrowers' respective purchases of Company's capital stock pursuant to a series of transactions resulting in Guarantor's owning 100% of the capital stock of Company.

Line of Credit Amount:  Advances and readvances under the Line of Credit shall be available in aggregate amount at any time outstanding not to exceed lesser of $400,000 or 75% of 60 day eligible accounts receivable.

Term Loan A:            An amount up to $1,000,000.

Term Loan B:            An amount up to $500,000.

Term Loan C:            An amount up to $250,000.




Term: The balance under the Line of Credit shall be fully due on April 1, 2000 (the "Maturity Date"). Term Loan A shall be due and payable sixty (60) months from the date of execution and delivery of the promissory note evidencing Term Loan A (the "Due Date"). Term Loan B shall be due and payable twenty four (24) months from the date of execution and delivery of the promissory note evidencing Term Loan B. Term Loan C shall be due and payable twelve (12) months from the date of execution and delivery of the promissory note evidencing Term Loan C ("Expiration Date").

Interest Rate:          The Line of Credit Loan shall bear interest at
                        one-quarter percent (0.25%) above the announced prime rate of Bank, as in effect from time to time (the
                        "Prime Rate"). Term Loan A shall bear interest at one-quarter percent (0.25%) above the Prime Rate or at a rate fixed (the "Fixed Rate") determined by Bank, in Bank's sole discretion, to be set at the time of closing. Term Loan B shall bear interest at two percent (2%) above the rate for certificates of deposit issued by Bank in the amount and for durations similar to the period to the maturity of Term Loan B. Term Loan C shall bear interest at one-quarter percent (0.25%) above the Prime Rate. In the event the Fixed Rate is applicable to Term Loan
                        A, prepayments of principal thereon shall only be made together with payment to Bank of prepayment compensation determined by Bank, in a manner consistent with ordinary practices for prepayment of fixed rate obligations.

Payments:               Until the Maturity Date, interest only shall be
                        payable monthly on the Line of Credit, with the entire outstanding principal balance plus accrued and unpaid interest due upon the Maturity Date unless such Maturity Date is extended in Bank's sole discretion.

                        Until its maturity, interest only shall be payable monthly on Term Loan B, at which time the entire principle balance and accrued unpaid interest shall be due and payable.


                        Until the Due Date, level monthly installments of principal and interest, each in the amount necessary to fully amortize the principal amount of Term Loan C over a period of fifteen (15) years, with such installments due on the first day of each month, shall be payable on Term Loan C, with the entire principal balance then outstanding plus accrued and unpaid interest due upon the Due Date.




                        Until the Expiration Date, level monthly installments of principal and interest, each in the amount necessary to fully amortized the principal amount of Term Loan C over a period of three (3) years, with such installments due on the first day of each month, shall be payable on Term Loan C, with the entire principal balance then outstanding plus accrued and unpaid interest due on the Expiration Date.

Security:               The Loans will be evidenced by promissory notes in
                        the full amount thereof and the Line of Credit, Term
                        Loan A and Term Loan B shall be secured by:

                        (a) a first mortgage lien on Company's real property
                            located at 13680 Pennsylvania, Southgate,
                            Michigan;

                        (b) a second mortgage lien on Company's real property
                            located at 4140 Garfield, Clinton Township,
                            Michigan;

                        (c) a first security interest in all machinery,
                            equipment, general intangibles personal property, inventory and accounts receivable of Company; and

                        (d) a first security interest in a $500,000
                            certificate of deposit made by the Bank to Borrower.

                        The Loans will be cross-collateralized and cross-defaulted with one another and with all other loans from Bank to Company and or the Individual Borrowers or any of them.

Guarantors:             Robert M. Paganes, Peter T. Paganes and Vincent J.
                        Tatone shall, jointly and severally, fully guaranty payment of the Line of Credit, Term Loan A and Term
                        Loan B provided, however, that the guaranties shall be limited to $300,000 of the principal amount of such Loans for each Guarantor, plus interest, costs, fees and expenses incurred in connection with the collection or enforcement of such Loans.

                        The guaranty of Robert M. Paganes, and his obligations as an Individual Borrower with respect to Term Loan C, shall be secured by second mortgages on his real property commonly known as 16206 Millar, Clinton Township, Michigan, 23440 Michigan Avenue, Dearborn, Michigan and 6026 Peck, Warren, Michigan.




                        The guaranty of Peter T. Paganes, and his obligations as an Individual Borrower with respect to Term Loan C, shall be secured by first mortgages on his real property commonly known as 2700 W. 14 Mile Road, Royal Oak, Michigan and 953 Country Club Drive, St. Clair Shores, Michigan.

                        The guaranty of Vincent J. Tatone, and his obligations as an Individual Borrower with respect to Term Loan C, shall be secured by a second mortgage on his real property commonly known as 48805 Presidential, Macomb Township, Michigan and a first mortgage on Unit _____, Pebble Creek Condominium Building 10-204, Naples, Florida.

Commitment Fee:         Company agrees to pay to Bank a Commitment Fee in the
                        amount Five Thousand Dollars ($5,000), which fee shall be deemed earned upon acceptance of this commitment.

Covenants:              The Loans will be subject to the terms of a Letter
                        Agreement containing customary representations, warranties and covenants, and procedures for the administering of Loan advances and will include, among other things, covenants that the Company shall provide Bank:

                        (i) within 90 days after the end of its fiscal year, CPA reviewed financial statements of Company in form satisfactory to Bank, for the fiscal year of Company ended immediately preceding the date for delivery; and

                        (ii) by April 30th of each year, personal financial
                             statements of each Guarantor in form satisfactory to Bank.

                        Additionally, the Letter Agreement shall include a covenant of Company requiring it to reduce the outstanding principal balance of the Line of Credit to zero for a period of not less than 30 consecutive days during each 12 month period that the Line of Credit is in effect.

Special Conditions:     The obligation of Bank to close the Loans is subject
                        to the General Conditions attached hereto as Exhibit A.




           Please indicate your acceptance of this Commitment by signing in the space provided below and returning this original copy together with the $5,000 Commitment Fee within seven (7) business days from the date hereof, after which period this Commitment shall expire and become null and void.

                                           Sincerely,

                                           COMERICA BANK


                                           By:   /s/ Anthony Spanke
                                              ------------------------------
                                                     Anthony Spanke
                                            Its:     Vice President

The undersigned hereby accepts the foregoing Commitment under the terms and conditions set forth therein.

TUBBY'S, INC.


By: /s/    Robert M. Paganes
    -------------------------------
           Robert M. Paganes

Its:       President and CEO
     ------------------------------

Dated:     August 26, 1999
       ----------------------------




                                  EXHIBIT A
                              GENERAL CONDITIONS


           1. Bank shall receive, prior to initial closing, the following, in form and content satisfactory to Bank:

              (a) The guarantees and mortgages described in the commitment letter;

              (b) A policy of mortgage title insurance for each mortgaged property, in the most recent ALTA Standard Loan Policy form, without exceptions, naming Bank as insured, in the full amount of the Loans, issued by a title insurance company acceptable to Bank;

              (c) A current survey for each mortgaged property certified to Bank and to the title insurer in conformity with Bank's survey requirements;

              (d) Such policies of insurance as Bank may request, including general liability, builder's risk, flood insurance, worker's compensation and fire and extended coverage, with mortgagee and loss payable clauses in Bank's favor;

              (e) An opinion of counsel to the Borrower to the effect, among other things, that the loan documents contemplated hereby will be valid, binding and enforceable in accordance with their terms, that the property and the use and occupancy thereof comply with all applicable laws, and ordinances, rules, regulations and restrictions and such other matters as Bank shall require. The precise wording of the opinion shall be satisfactory to Bank's counsel;

              (f) Entity documentation for Borrower, including partnership agreement and certificate, articles of incorporation, bylaws, authorizing resolutions and certificates of good standing;

              (g) Appraisals, or in Bank's sole discretion, a Bank evaluation, in form and substance acceptable to Bank, showing, without limitation, values for the properties as follows:

                  (i)   $150,000 for 13680 Pennsylvania, Southgate, Michigan;

                  (ii)  $270,000 for 41400 Garfield, Clinton Township,
              Michigan;

                  (iii) $675,000 for 16206 Millar, Clinton Township, Michigan;

                  (iv) $260,000 for Unit ____, Pebble Creek Condominium Building 10-204, Naples, Florida; and

                  (v)   $250,000 for 2700 W. 14 Mile Road, Royal Oak,
              Michigan;

              (h) Such other documents, instruments, opinions and assurances as Bank may request.

           2. All instruments and documents required hereby or affecting the real properties, or relating to Borrower's capacity and authority to make the Loans and execute the loan documents and such other documents, instruments, opinions or assurances as Bank may request and all procedures in connection therewith shall be subject to approval, as to form and substance, by Bank and Bank's counsel. All persons and entities responsible for the preparation and/or execution of the instruments specifically required hereby, all obligors thereunder and all persons and entities responsible for the construction of the improvements shall be satisfactory to Bank.

           3. The Loans shall be made without cost to Bank. Borrower shall pay all costs incidental to this transaction (whether internal or external) including Bank's costs for audit fees and related due diligence review of Borrower, and all expenses relating to this transaction, including appraisal fees, inspection fees, title company charges, survey fees and attorney fees. Such costs and expenses shall be paid by Borrower on demand. Bank warrants that it has not contracted with anyone requiring a payment of a brokerage commission. Brokerage commissions, if any, shall be payable by the Borrower or the Guarantor and the acceptance of this commitment shall constitute an undertaking on the part of the Borrower and the guarantors to indemnify Bank against claims of brokers arising in connection with the commitment by Bank to make the Loans or the consummation of the Loans contemplated hereby.

           4. The initial closing shall be held by a date within 90 days from the date of this commitment, and shall be held at Bank's offices which are located at One Detroit Center, 500 Woodward Avenue, Detroit, Michigan 48226, or at such other place as Bank may designate in a written notice by Bank. Unless the initial closing is held within such 90 day period, Bank's obligations hereunder will, at its option, terminate. The portion of the Commitment Fee paid upon acceptance of this Commitment shall be deemed earned, however, regardless of whether the Borrower or guarantors ever comply with all of the conditions of this commitment or the Loans ever close.

           5. The interest rate on the Loans shall be computed on the basis of the actual number of days elapsed over a year of 360 days. In the case of a variable rate, the prime rate to be used shall be the rate announced from time to time by Bank as its prime rate. Unless otherwise indicated, interest shall be due and payable monthly. In the event of a default, interest shall be due and payable at a rate three percent (3%) above the rate which would otherwise be in effect.

           6. Closing on al Loans shall occur simultaneously and the Bank shall not be obligated to close the Loans in the event that a default would exist under the Letter Agreement or any loan document at the time of execution, or if an event has occurred at such time which, with notice and/or the passage of time, would constitute such a default.

           7. This Commitment is issued for the benefit of Borrower and shall not be sold, assigned or in any way conveyed without the prior written approval of Bank.

           8. Bank may assign its interest hereunder to any affiliate or subsidiary of Bank.

           9. This Commitment shall supersede all other agreements, applications and commitments, either written or oral, heretofore entered into between Borrower and Bank.

           10. Borrower and each guarantor warrant that all information submitted to Bank in connection with the Loans is factual and correct. The representations made in any material which has been or shall be submitted to Bank are made to induce Bank to make the Loans to Borrower. Bank shall have no obligation to close the Loans in the event any such representation is untrue. In addition, by accepting this commitment, Borrower shall be deemed to have authorized Bank to conduct such investigations and inquiries as to credit and collateral as Bank deems necessary or desirable in connection with the making of the Loans and the monitoring of the Loans.




















                               EXHIBIT B (1)

                                  VALUATION

                           STOUT RISIUS ROSS, INC.























                                 Valuation of
                                Tubby's, Inc.
                              As of May 31, 1999
















July 15, 1999

Board of Directors
Tubby's, Inc.
c/o Mr. Robert Paganes
6029 East 14 Mile Road
Sterling Heights, MI  48312-5802


Dear Mr. Paganes:

This letter and accompanying report present our estimation of the Fair Value of the common equity of Tubby's, Inc. ("Tubby's" or the "Company"), on a per share basis (2,583,114 shares outstanding) as of May 31, 1999 (the "Valuation Date"). We understand the results of our analysis will be used, in conjunction with our separately issued fairness opinion letter, to assist the Board of Directors in evaluating a merger with R Corp pursuant to which all shareholders of the Company (the "Shareholders"), other than those shareholders that are also shareholders of R Corp, will receive cash in exchange for their shares of Tubby's, Inc. at the price of $1.10 per share. The aforementioned plan of merger is referred to hereinafter as the "Transaction."

In performing our valuation, the term "Fair Value" is defined as the price at which property would exchange between a willing buyer and a willing seller, when the former is not under any undue compulsion to buy and the latter is not under any undue compulsion to sell, both having reasonable knowledge of the relevant facts.

For the purpose of this engagement, we assume the business of Tubby's to be ongoing.

In general, we considered the following factors in performing our analysis:

      o  The nature and history of the Company;

      o The outlook for the economy and industry in which the Company operates;

      o  The book value and financial condition of the Company;

      o  The earning capacity of the Company;

      o  The dividend paying capacity of the Company;

      o Whether goodwill or other intangible value exists within the Company;






      o Previous sales of the Company's stock and the size of the block transferred; and

      o The market prices of companies in the same or similar industries that trade in the open market.

Additional procedures employed in the valuation of the Company included, but were not limited to:

      o Discussions with Tubby's management concerning its business, industry, history, and prospects;

      o A site visit to the Company's headquarters located in Sterling Heights, Michigan; and

      o An analysis of other facts and data resulting in our conclusion of value.

The principal sources of information used in performing our valuation included, but were not limited to:

      o Internally prepared unaudited financial statements for the fiscal years ended November 30, 1995 through 1998;

      o Internally prepared unaudited interim financial statements for the six month periods ended May 31, 1998 and 1999;

      o Tubby's 10-K and 10-Q as of November 30, 1998 and February 28, 1999, respectively, as filed with the Securities Exchange Commission;

      o Tubby's annual reports for the fiscal years ended November 30, 1995 through 1998;

      o U.S. Federal Form 1120 income tax returns for the fiscal years ended November 30, 1993 through 1997;

      o Agreement of Plan of Merger between Tubby's, Inc. and R Corp, dated May 27, 1999;

      o The Proxy Statement regarding the announcement and details of the Transaction; and




      o Franchise offering circular produced by Tubby's, Inc. dated March 31, 1998.


A more detailed description of our procedures, methodologies, assumptions, and conclusions are contained in the accompanying report.

In accordance with the foregoing and as further described in the accompanying report, we estimate the Fair Value of the common equity of Tubby's, Inc. on a per share basis (2,583,114 shares outstanding), as of May 31, 1999, to be:


                           ONE DOLLAR AND TEN CENTS

                                    $1.10

                                * * * * * * *


In performing our analysis, we used and relied on the accuracy and completeness of various financial and other information provided to us by management or obtained from other private and public sources. However, we have not been engaged to compile, review, or examine such information in accordance with standards established by the American Institute of Certified Public Accountants. Accordingly, we do not express an opinion or any other form of assurance thereon.

In addition, we utilized prospective financial information and other assumptions conveyed to us by Tubby's management in our analysis. Whether or not the hypothetical or other assumptions occur, there will usually be differences between the projected and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

Exhibit E includes a representation letter outlining the Company's responsibilities as they relate to this engagement.

For the purpose of this engagement and report, we have made no investigation of, and assume no responsibility for, the titles to, or liabilities against, the assets or equity of the Company, including but not limited to any contingent or environmental liabilities. Our conclusion of value assumes the assets and liabilities presented in the Company's May 31, 1999 balance sheet were intact as of that date. Any change in the level of assets or liabilities could cause a change in the value we estimated. Furthermore, we assume there are no hidden or unexpected conditions that would adversely affect the value we estimated.

None of our employees who worked on this engagement has any known financial interest in the assets or equity of the Company or the outcome of this valuation. Further, our compensation is neither based nor contingent on the results of our analysis.

Our conclusion of value is applicable for the stated date and purpose only, and may not be appropriate for any other date or purpose.

Our work is only to be utilized by the Board of Directors of the Company as one input to consider in the process of analyzing the contemplated Transaction.

Our analysis will be used solely for the purpose stated herein, and should not be referred to or distributed, in whole or in part, without our prior written consent. We understand, however, that our summary fairness opinion letter (which will be issued separately) may be attached to a proxy statement.

Reference should be made to our summary fairness opinion letter dated July 15, 1999 for additional assumptions and limiting conditions which apply to our analysis and engagement.

Yours very truly,

STOUT RISIUS ROSS, INC.



Gregory A. O'Hara
Managing Director





                              TABLE OF CONTENTS

I.      Overview ....................................    1

II      History and Nature ..........................    3

III     Economic Outlook ............................    7

IV      Industry Outlook ............................   12

V       Valuation Methodology .......................   17

VI      Valuation Analysis ..........................   22

VII     Conclusion of Value .........................   55

                                   EXHIBITS

A       Description of Exhibits .....................   56

B       Historical Financial Statements .............   58

C       Discounted Cash Flow Approach ...............   62

D       Market Comparable Approach ..................   64

E       Management's Letter of Representation .......   66

F       Statement of Qualifications and Certification   68




I. OVERVIEW

This report presents our estimation of the Fair Value of the common equity of Tubby's, Inc. ("Tubby's" or the "Company"), on a per share basis (2,583,114 shares outstanding) as of May 31, 1999 (the "Valuation Date"). We understand the results of our analysis will be used, in conjunction with our separately issued fairness opinion letter, to assist the Board of Directors in evaluating a merger with R Corp pursuant to which all shareholders of the Company (the "Shareholders"), other than those shareholders that are also shareholders of R Corp, will receive cash in exchange for their shares of Tubby's, Inc. at the price of $1.10 per share. The aforementioned plan of merger is referred to hereinafter as the "Transaction."

In performing our valuation, the term "Fair Value" is defined as the price at which property would exchange between a willing buyer and a willing seller, when the former is not under any undue compulsion to buy and the latter is not under any undue compulsion to sell, both having reasonable knowledge of the relevant facts.

A description of the methodologies and procedures used in this valuation and the principal assumptions made are contained in the following sections of this report. Based thereon, we estimate the Fair Value of the common equity of Tubby's, Inc., on a per share basis (2,583,114 shares outstanding), as of May 31, 1999, to be:

                           ONE DOLLAR AND TEN CENTS

                                    $1.10

                                * * * * * * *

Our conclusion of value is applicable for the stated date and purpose only and may not be appropriate for any other date or purpose. Reference should be made to the letter accompanying this report for procedures and various limiting conditions which apply to this valuation and report.

II. HISTORY AND NATURE

Tubby's, Inc. develops, operates, franchises, and services Tubby's Sub Shop restaurants, Tubby's Express, and Stuff Yer Face restaurants. As of May 31, 1999, Tubby's services 90 franchised Tubby's restaurants located in seven states and Canada, plus four Stuff Yer Face franchised restaurants. In addition to servicing the aforementioned restaurants, Tubby's owns and operates three Tubby's restaurants.

Tubby's Sub Shop restaurants ("traditional stores") prepare and serve fresh grilled submarine sandwiches and other quick service food items. Tubby's Sub Shop restaurants offer over 20 different types of subs to choose from. Customers can create made-to-order meals through a variety of meats, cheeses, and toppings. Tubby's Sub Shop's menu also includes soups, salads, curly fries, and desserts. Tubby's growth strategy for Tubby's Sub Shop restaurants is to slowly grow franchises in existing markets (e.g., Detroit, Michigan) and to develop new markets through development agreements.

Tubby's Express restaurants ("nontraditional stores") employ a concept similar to that used by Tubby's Sub Shop restaurants in that the menu is the same; however, Tubby's Express restaurants are different in that they have unique locations (e.g., gas stations and convenience stores). Given their unique locations, Tubby's Express restaurants are smaller in terms of square footage than the traditional freestanding Tubby's Sub Shop restaurants. The Tubby's Express concept is to place restaurants in convenient locations such as malls, convenience stores, and gas stations in an attempt to be "where the customers is," instead of requiring the customer to drive to a traditional sub shop. Most of Tubby's projected growth in new store franchises is expected to come from nontraditional stores.

Stuff Yer Face is a full service restaurant concept specializing in preparing and serving stromboli sandwiches. The stromboli filling includes combinations of cheese, meatballs, sausage, pepperoni, veal, steak, chicken, shrimp, and vegetables. Tubby's has no plans to increase the number of Stuff Yer Face restaurants.

The first Tubby's Sub Shop was started in 1968 by the Paganes family in St. Clair Shores, a suburb of Detroit, Michigan. In 1978, Tubby's, Inc. began franchising the Tubby's Sub Shop concept. In 1988, Tubby's merged with Stuff Yer Face, a publicly traded NASDAQ company, in an attempt to increase liquidity for its shareholders. In 1998, Tubby's started SUBperior Distribution System ("SDS"), a distributor of Tubby's restaurant food and supplies. Tubby's created SDS under the assumption that SDS would be able to provide its franchisees with uniform and consistently high quality products at equivalent or lower prices than other suppliers. SDS is currently the only approved distributor for Tubby's Sub Shops; however, individual franchises may choose to purchase their food and supplies from other vendors.

Tubby's business operations are divided into six subsidiaries: Tubby's Inc., Tubby's Advertising, Inc. ("Tubby's Advertising"), Tubby's Company Stores, Inc. ("Tubby's Company Stores"), SubLine Company, Inc. ("SubLine"), and SDS. Tubby's, Inc. develops and supports franchising operations to individuals or corporations that wish to open one or more Tubby's sub shops. All revenue associated with initial franchise fees and monthly franchise royalty fees are collected and accounted for by Tubby's, Inc. Tubby's Advertising collects advertising revenue from Tubby's franchisees and markets and promotes the Tubby's tradename. Tubby's Advertising was created as a support subsidiary to the franchisees and, as a general rule, it does not expect to earn a profit. Tubby's Company Stores owns and operates three Tubby's restaurants. Tubby's management does not anticipate owning or operating any new restaurants and would like to divest the existing restaurants. SubLine provides equipment and contracting services for new Tubby's franchises.

As previously mentioned, SDS buys and distributes food and other related items to Tubby's franchisees.

Tubby's typical customer is a blue-collar worker who spends, on average, $6 to $7 per visit. Therefore, Tubby's restaurants are located predominately in less affluent neighborhoods. Management estimates the average traditional store generates approximately $300,000 per year in sales.

The fees charged by Tubby's to its franchisees depend on which type of restaurant is purchased. Traditional stores have an initial one-time franchise fee of $15,000. Additionally, new franchisees pay a franchise royalty fee of up to 6.0% of net sales. Moreover, additional revenue is collected when franchisees choose to purchase their store equipment and supplies from SubLine, one of Tubby's subsidiaries. Franchisees also pay an advertising fee to Tubby's Advertising based on a certain percentage of net sales. The advertising fee can vary among restaurants depending on whether they are in a dominant market or nondominant market area. A dominant market area, such as Detroit, is a market area with a large ratio of Tubby's franchises relative to the population. Tubby's will advertise more heavily in a dominant area because of the greater coverage. Conversely, a nondominant market has a low ratio of the number of Tubby's franchises relative to the population. As such, Tubby's Advertising will not advertise as heavily there, but the franchisee is required to make-up the advertising shortfall on their own. Franchisees in a dominant market area pay 3.5% of net sales to Tubby's Advertising and franchisees in nondominant areas pay 1.0% of net sales to Tubby's Advertising.

Nontraditional stores have a slightly different fee schedule due to the store concept. Nontraditional stores have an initial franchise fee of $8,000 and a monthly royalty fee of 6.0% of net sales. Tubby's Express stores are also slightly cheaper to outfit with equipment due to the smaller size of the restaurants compared to traditional Tubby's Sub Shop restaurants. Advertising fees paid to Tubby's Advertising are based on the same fee structure as Tubby's Sub Shop restaurants discussed above.

A significant portion of Tubby's growth will come from development agreements in place as of the Valuation Date. A development agreement confers the right of an independent agent, on a non-exclusive basis, to develop and service the Company's franchised stores in a specific geographical area. Typically, development agreements call for the development agent to open a specified number of stores in their geographical region within a certain time frame. In return for their services, the development agent receives a commission for each new franchise sold. Currently, Tubby's pays development agents a 50% commission on initial franchise fees and a 40% commission on franchise royalties.

Tubby's does not intend to pursue any new development agreements outside existing markets in the near future because the market is too competitive for development agents. As such, Tubby's management believes its best opportunity is to continue to develop existing markets. Additionally, management anticipates higher long-term growth as a result of the benefits associated with SDS (e.g., higher quality food and lower cost structure to the franchisees).

III. ECONOMIC OUTLOOK

The performance of the macroeconomy, individual industries, and firms is inextricably linked. Although some industries and firms seem to defy the economic trends, performing well in a downturn and poorly during an upswing, industrial and economic performance are usually closely related. In our valuation of the Companies, we considered the following economic trends.

Short-Term Economic Outlook

Overall

The United States economy is currently in the midst of its third longest expansionary period since World War II. Since 1994, the overall productive capacity of the economy has continuously increased while unemployment has decreased to the lowest levels since the 1970's. This current expansion can be traced to a number of factors, including decreases in the cost of computers, the strength of the U.S. dollar, and increased corporate profits and stock prices due to cost-cutting measures taken by businesses, and stagnant to declining employer healthcare costs. The result of these factors has been a stable, yet expansionary economy, which has fostered increased consumer and business confidence. Although few economists think that the economy's recent robust levels of growth are sustainable over the long run, the short-term economic outlook is for continued, albeit less aggressive, growth.

Gross Domestic Product

Growth in the U.S. Gross Domestic Product (or "GDP") over the past three years was strong, increasing an average of 3.7% per year. Although many economists had predicted growth of only 3.0% for 1997, the real GDP actually increased 3.9%. This high level of growth continued in 1998 with the real GDP increasing 3.8%. However, this rate of growth is not expected to continue for a number of reasons discussed below. According to projections made by the Congressional Budget Office (or "CBO"), total growth in real GDP should be 2.8% in 1999, slowing to 1.7% growth in 2000.

Business Fixed Investment

The increase in business fixed investment (capital spending) has been dramatic in recent years. Due in part to the lower cost of technological equipment, such as computers and telecommunications equipment, low interest rates, and increasing profits, the real purchases of equipment made by businesses increased 12.1% in 1997. This represents the largest growth in business purchases in 13 years. In addition, the purchase of commercial structures increased 7.1% in 1997. The growth in these purchases experienced since 1995 is the strongest three-year period of growth since 1982. Although capital spending was strong early in 1998, it is estimated to have fallen at an annualized rate of 1% in the third quarter. This marked the first decline in capital spending since the 1990-1991 recession.

In the short term, growth in business spending is expected to slow to less than 5% annually due to decreasing corporate profits, lower capacity utilization, and the increasing cost of capital. Corporate profits are expected to level off due to continued upward pressure on labor costs, weak foreign demand, and low import prices that will prevent American businesses from passing through increasing labor costs. The resulting effect on capital spending is logical since the level of investment is positively correlated with the overall rate of growth in the economy. That is, when the economy is growing, a substantial amount of investment is needed. Conversely, when the economy slows, much less investment is needed. Therefore, if the economic growth tapers, as it is projected to do, business investment should begin to slow in the near future.

Residential Investment

Home building is another strong area of the economy. The combination of growth in household incomes, increases in the stock market, and low interest rates has lead to increased investment in housing in recent years. According to the CBO, over the first half of 1998, sales of existing homes increased 18.8%, while sales of new homes increased 20.4%. However, similar to business spending, as the economy slows so will household incomes; therefore, residential investment growth should decline.

Government Spending

Government spending was a modest source of economic growth in 1997. According to the 1998 Economic Outlook Symposium, the consensus growth rate in government spending was projected to be 1.1% in 1998 which represents a minor 0.1% increase over 1997 estimated levels.

Consumer Spending

According to the Bureau of Economic Analysis, consumer-spending growth for 1997 was 3.4%, which was significantly faster than the 2.6% growth experienced in 1996. Given the low unemployment rate, rising wages, and the stock market's remarkable growth, consumer confidence was very high in 1998. Factors such as these led to an increase in personal consumption expenditures of over 5% in 1998. However, projections for 1999 and 2000 are for consumer spending to increase less than 3% annually due to the slowing economy.

Other Factors

The prime rate is expected to stay relatively stable through 1999 and 2000. Although the Federal Reserve took aggressive actions late in 1998, lowering the federal funds rate 75 basis points in response to the global financial turmoil and then raised the federal funds rate 25 basis point in the early part of 1999, investors are still cautious amid fears of inflation. Given the current balance between possible inflationary pressures and the continued global volatility, the Federal Reserve should be able to refrain from any further adjustments to interest rates. In addition, inflation is expected to increase slightly in the near term but generally remain steady and low.

Long-Term Economic Outlook

Overall

It is difficult to predict economic performance with any certainty beyond a one or two-year forecast period due to the extreme uncertainty surrounding the cyclical influences on the economy. However, it is possible to project a long-term trend around which the economy may be expected to fluctuate in the short term. The Congressional Budget Office's long-term expectations for some of the key economic indicators are listed in the table on the following page.

                                      1998    1999    2000    2001    2002     2003     2004
                                      ----    ----    ----    ----    ----     ----     ----
Nominal GDP (in trillions)            8.5     8.8     9.2     9.6     10.0     10.5     11.0
Real GDP (% growth)                   3.7     2.3     1.7     2.2      2.4      2.4      2.4
Consumer Price Index (% growth)       1.6     2.5     2.6     2.6      2.6      2.6      2.6
Unemployment Rate (%)                 4.5     4.6     5.1     5.4      5.6      5.7      5.7


Gross Domestic Product

In figures released by the Congressional Budget Office, real GDP is projected to grow at an average annual rate of 2.3% during the 2001 to 2009 period. This rate of growth assumes an average unemployment rate of 5.7% and inflation of 2.6%. Short-term interest rates are expected to remain near their current levels. These projections are built on a baseline assumption of no additional actions by the Federal Reserve or Congress to alter the course of monetary or fiscal policy during that period. Changes in these policies would affect the long-term forecast as they occur.


Other Factors

Over the last decade, as the integration of world markets has accelerated, a truly global economy has emerged. The effect at times has been very favorable--with reduced trade barriers, a wider variety of goods and services, and lower prices due to increased competition. However, these same factors have made it difficult to prevent the economic problems from one region of the global market from adversely affecting others. Indeed, the world has recently seen how far reaching the negative effects of the global economy can be. Therefore, when considering the long-term outlook for the economy, the economic trends in the rest of the world should not be ignored.

Although the financial panic that gripped Asia in 1997 has subsided, serious problems remain for many countries. Japan, which has always led the region's economy and which many expected to be the catalyst for Asian expansion, is now in the midst of its most serious recession since World War

II. In Latin America, markets have been turbulent due to the instability of the Brazilian Real. Russia's default on debt in 1998 added to the panic of the financial markets and investors in all emerging economies.

While many in the United States do not feel the economy has been affected by these global crises, it has. The volatility of foreign financial markets has caused a decrease in foreign debt and equity investments made by the United States and other economies and an increase in the number of foreign investments in U.S. Treasury bonds which has pushed the yields extremely low. In addition, the strength of the U.S. dollar against many of the fluctuating currencies in Asia and Latin America has depressed import prices. While this has been good, as it has counteracted inflationary pressures in the economy, it has also forced American companies to decrease prices in order to remain competitive. It is the latter trend that is expected to depress corporate profits over the coming year and begin to slow the growth in the economy. In addition, the strong dollar has increased the trade deficit, as American goods abroad are more expensive. Thus, the more unstable other markets become and the longer these extreme market fluctuations last, the greater the chances of the United States economy being adversely affected.

The overall domestic economic forecast bodes well for the restaurant industry due to its sensitivity to disposable personal income. Generally, as economic growth decreases, individuals decrease expenditures on discretionary items such as restaurant dining. With the expected soft landing in the economy, expenditures for quick-service restaurants like Tubby's should remain strong; however, competition for the dining dollars will continue to be very fierce.

IV. INDUSTRY OUTLOOK

Dining outside of the home has become a popular alternative for many Americans. Since 1968 consumers have increased the amount spent on meals and beverages by 7.0% annually. As a result, the retail food industry grew to $289 billion in 1997 and total sales attributable solely to fast-food restaurant chains and bars are expected to have reached approximately $103 billion for the calendar year 1998. Furthermore, "food away from home" now accounts for 25% to 50% of the household food budget.

Although the restaurant industry is populated with many different types of restaurants serving a variety of menu choices, those serving sandwiches and poultry have relatively high market shares. The following graph illustrates the breakdown of the restaurant industry.

                [Restaurant Market Shares -- graphic omitted]

Although the industry has experienced significant growth in the past, it is not expected to increase at rates above 2.0% annually for the foreseeable future due to fierce competition, low margins, and the consolidation and closing of many under-performing establishments. The lower expectations in this market are due to many factors including the demographics of the customer base and the characteristics of a mature, competitive industry. Those businesses with the greatest chance for success in the retail food industry are franchises. Franchises have the capability to capitalize on many savings and operating efficiencies typically associated with a larger organization.


Demographics of Customer Base

More households are now represented by two wage earners, as compared to the previous two decades. Almost 60% of all women ages 20 and older were a part of the workforce in 1996, compared to 43% in 1970. With both adults acting as wage earners, adults are spending less time in the home and have less time to prepare meals for themselves or the rest of the family. Therefore, many households frequent fast-food and chain restaurants on a consistent basis. In fact, 47% of Americans, as surveyed by Standard & Poor's, stated that they were cooking fewer meals at home than they cooked only a few years prior.

As a direct result of the increase in the number of wage earners in the household, disposable income has risen for the average American family (nearly 5.0% in 1997). As disposable income increases, the frequency of visits to fast-food and chain restaurants also increases. In addition, while consumers consider the value of the meals to be a major factor in which restaurant to patron, having the lowest price menu does not in of itself translate into the largest customer base. Many restaurants have captured market share by offering larger portions and/or more visually appealing meals.

Characteristics of a Mature, Competitive Industry

The primary characteristics of the restaurant industry closely parallel those of other mature industries. Margins have decreased, competition is fierce, and the industry is experiencing a rash of consolidations and divestitures.

Decreased margins have been experienced by nearly every major competitor. Specifically, many fast-food restaurants have engaged in one form or another of price wars. While the initial price-cutting may result in short term gains in volume, the gains do not last when the promotional period ends. Most importantly however, the gains in volume often do not offset the decreased margins.

The decreases in margin have led most fast-food and chain restaurants to place an increased importance on technology as way of lowering administrative costs. Owners have found that purchasing the hardware and software associated with scheduling, accounting, payroll, sales analysis, and inventory control is far more inexpensive and cost effective than hiring additional management personnel.

As a result of the slim gross and operating margins, many fast-food and chain restaurants have also been forced to divest businesses or significantly scale back on planned expansions. For example, in 1996 McDonalds, Inc. reported a $72 million charge related to the closing of 115 satellite restaurants. And of the nine restaurant companies comprising the S&P MidCap 400 Index, five have taken, or announced plans to take, restructuring charges totaling over $110 million in the past few years due to the closure of underperforming restaurants.

Analysts expect that the industry will continue to exhibit these characteristics. In addition, many analysts predict that those fast-food and chain restaurants which have not developed the best business practices will fall victim to the consolidation and restructuring occurring within the industry in a short time period.


Franchising

Nearly 70% of all restaurant chains are franchises. A large percentage of retail fast-food restaurants are operated as franchises due to the advantages for both the franchisee and the franchisor. Specific advantages include volume purchasing, name recognition, ease of establishment, training and marketing support, and the steady royalty stream usually associated with franchises.

The franchisee has several advantages over the small independent operator. Franchising allows the businessperson to open a restaurant with very little capital investment, receive immediate large-scale name recognition, and receive training and technical support from the franchisor.

The franchisor benefits from franchising their business by receiving various forms of royalties and increasing the name recognition of the restaurant. Typical royalties include initial fees of approximately $40,000 to $50,000, 3% to 5% of annual sales from the franchisee for the right to franchise, approximately $25,000 in technical assistance revenue, and approximately 2% to 5% in fees to cover local and federal taxes.

The fact that both parties reap tremendous benefits is the primary reason that franchising has been so successful. Since neither party would gain by dissolving the relationship, it is expected that franchising will continue to grow within the retail food industry.

Overall, while the restaurant industry as a whole is not expected to experience tremendous growth, many franchises are expected to experience notable growth. For example, from 1995 to 1996, Lone Star Steakhouse grew 41%, Blimpie Subs & Salads grew 16%, and Sonic Drive-In grew 12%. Since 1996, many chain fast-food restaurants have continued to experience these growth trends. Therefore, it is expected that the larger franchises will experience moderate to high growth, while many small independent operators will struggle to remain competitive.

V. VALUATION METHODOLOGY

Current valuation theory includes consideration of several valuation approaches, including an Income Approach, a Market Approach, and an Underlying Asset Approach. A description of each approach is discussed below.

Discounted Cash Flow Approach

The Discounted Cash Flow Approach, a form of the Income Approach, is a valuation technique in which the Fair Value of a company is estimated based on the earning capacity of that company. The earning capacity of a company, as used in the Discounted Cash Flow Approach, is not necessarily net earnings or after-tax net income as it appears on its income statement. Rather, it represents the earnings available for distribution to investors after consideration of the reinvestment required for a company's future growth. This measure of earning capacity is referred to as available cash flow. Available cash flow is the amount that could be paid to the owners of a business without impairing its operations. This approach implicitly measures the dividend-paying capacity of a subject company.

The available cash flow that a business can generate is projected into the future. These future cash flows are comprised of two components, the cash flows in the projection period and the residual cash flow.

The cash flows in the projection period, typically five to ten years, are calculated by estimating each year's revenue, expenses, and other items such as capital expenditures and working capital requirements. Each year's cash flow is then discounted to the Valuation Date at a rate of return commensurate with the risk involved in realizing those cash flows.

The rate of return on an investment, and thus its value, is related to its perceived risk. An investor would accept a rate of return no lower than that available from other investments with equivalent risk, and would value the investment accordingly. Each element of this computed rate is expressed in terms of current market yields as of the Valuation Date.

The second component of the cash flows is the residual cash flow. The residual cash flow is the present value of the sum of the cash flows subsequent to the end of the projection period. The value of the residual cash flow at the end of the projection period may be derived using the following formula:

                                RCF = CFR / CR

where, "RCF" is the residual cash flow, "CFR" is the available cash flow generated in the first year subsequent to the projection period, and "CR," the capitalization rate, is equal to the rate of return on invested capital minus the expected compound rate of growth in the available cash flows.

The value of the residual cash flow at the end of the projection period is then discounted to the Valuation Date, resulting in the present value of the residual cash flow.

The present value of the residual cash flow and the value of any nonoperating assets are then added to the present value of the cash flows from the projection period to estimate the Business Enterprise Value of a company. Finally, to the extent that it exists, debt capital is subtracted from the Business Enterprise Value to arrive at the value of equity capital.

It should be noted that we performed our Discounted Cash Flow analysis on a "debt-free" basis. This methodology entails estimating available cash flows to all investors, both debt and equity. As such, interest expense is removed from both the historic and projected cash flows. (By not subtracting interest expense and principal payments to debt holders, the cash flow estimated represents that amount which is available to satisfy the return requirements of both the debt and equity investors.) The present value of the available operating cash flows is discounted to present value using a weighted average cost of capital which incorporates a debt cost component and an equity cost component. The sum of the present value of all future available operating cash flows, plus the value of nonoperating assets, represents the value of total capital (often referred to as the Business Enterprise Value). The value of equity capital is then calculated by subtracting the value of debt capital from the Business Enterprise Value.

Market Comparable Approach

The Market Comparable Approach, also known as the Guideline Company Valuation Method, is a valuation technique whereby the value of a company is estimated by comparing it to similar publicly traded companies. The condition and prospects of companies in similar lines of business depend on common factors such as the overall demand for the products or services of the industry participants. Analysis of companies engaged in similar businesses can provide insight into investor perceptions of a subject company.

Criteria for comparability in the selection of publicly traded companies include operational characteristics, growth patterns, relative size, earnings trends, markets served, and risk characteristics. Each should be within a reasonable range of a subject company's characteristics to make comparability relevant.

Once a comparable company has been selected, capitalization multiples are developed by dividing the market value of equity or total invested capital (equity plus interest-bearing debt) by appropriate measures of operating results such as revenue, operating income, or earnings. Adjustments may then be made to the multiples when comparing a subject company to a publicly traded company for differences in growth prospects and size. Finally, the adjusted multiples are applied to the operating results of a subject company to obtain the implied market value of its invested capital.

An additional source of comparable information is to examine the terms, prices, and conditions found in actual sales of companies in the industry. These transactions often provide further evidence of investor perceptions. This variation of the Market Approach is known as the Market Transaction Approach.

Underlying Asset Approach

The Underlying Asset Approach is a technique whereby the value of a company is estimated by discretely valuing each of the company's tangible and intangible assets. This approach is typically used in the valuation of holding companies and sometimes used in the valuation of operating companies when the value of the underlying assets is greater than the value of the business as reflected by the cash flows being generated.

One difficulty in performing an Underlying Asset Approach is determining the value of the company's intangible assets. Frequently, this is accomplished through use of the Residual Method.

The Residual Method is performed in three steps. First, an Income Approach is performed to estimate the value of the company's total assets. Second, the individual tangible assets (such as net working capital, real property, machinery & equipment, etc.) are valued. Finally, the value of the individual tangible assets is subtracted from total assets to arrive at the value of the intangible assets.

If a company generates a total return greater than the return required on each of its tangible assets, then the company has intangible asset value, and the Underlying Asset Approach would require unnecessary repetition of an Income Approach. However, if the value of the tangible assets of the company is greater than the value of the company using the Income Approach, performing the Residual Method is not necessary and the Underlying Asset Approach is relevant.

VI. VALUATION ANALYSIS

We considered the Income Approach and the Market Approach in estimating the Fair Value of the common equity of Tubby's. An Underlying Asset Approach was not appropriate because it would not capture the Company's intangible value, which is evidenced by its expected long-term profitability.

Income Approach

We based the Income Approach on a Discounted Cash Flow Analysis of Tubby's, Inc. (the "Company") as of May 31, 1999. Our projections are based primarily on an analysis of the Company's historical financial performance, the Company's budgets, discussions with management, and the overall outlook for the economy and the industry. The Company's fiscal year-end is November 30th. The first year of the projection period starts June 1, 1999 and ends May 31, 2000.

The numbers adjacent to the paragraphs in this section correspond to the line numbers on the Discounted Cash Flow Approach Conclusion of Value page of Exhibit B.

Store Metrics
The earning capacity of Tubby's is estimated based on Tubby's ability to maintain and grow its existing franchise base. Tubby's existing franchise base is composed of a mix of traditional and nontraditional stores in both dominant and nondominant marketing areas, including some stores that are under development agreements. The existing store base was analyzed separately from projected new stores because of the mix of stores in the existing base. A key factor in our projections for the existing stores is management's expected rate of store attrition.


Projected Existing Store Level(1)
---------------------------------

                    Projection    Projection   Projection     Projection     Projection     Residual
                      Year 1        Year 2       Year 3         Year 4         Year 5         Year
                    ----------    ----------   ----------     ----------     ----------     ---------
Beginning
     Store Level           94           90            86             82             78            74

Store Attrition             4            4             4              4              4             4
                    ----------  -----------  ------------   ------------   ------------  ------------
Ending
    Store Level            90           86            82             78             74            70
                    ==========  ===========  ============   ============   ============  ============

(1) Based on discussions with Tubby's management.

As of the Valuation Date, Tubby's reported 94 Tubby's restaurant franchises in its system, excluding three Tubby's restaurants owned by Tubby's Company Stores. Management anticipates an attrition rate of four stores per year for its existing store base. Based on the foregoing and as presented in the schedule above, Tubby's existing store base of 94 stores is projected to decrease by four stores annually throughout the projection period.

As previously discussed, Tubby's has one productive development agreement in the St. Louis, Missouri market. Currently, Tubby's is not seeking additional development agreements because the demand for development agents is too competitive. In addition to expanding the St. Louis market, Tubby's management intends to further develop the Michigan, Florida, and Nebraska markets. Management believes the Detroit market can handle an additional 15 stores before it becomes saturated with Tubby's restaurants. Therefore, Tubby's future store growth will be driven predominantly by both traditional and nontraditional store growth in the nondominant markets.

Projected New Store Level(1)

                           Projection   Projection    Projection     Projection   Projection    Residual
                             Year 1       Year 2        Year 3         Year 4       Year 5        Year
                           ----------   ----------    ----------     ----------   ----------   ----------
DA Stores
      Traditional                  2            2             2             2             1            1
      Nontraditional               4            4             4             4             2            2
                           ----------  -----------  ------------   -----------  ------------ ------------
 Total DA                          6            6             6             6             3            3

 DMA Stores
      Traditional                  1            1             1             1            .5           .5
      Nontraditional               2            2             2             2             1            1
                           ----------  -----------  ------------   -----------  ------------ ------------
 Total DMA                         3            3             3             3           1.5          1.5

 Non-DMA
      Traditional                  1            1             1             1            .5           .5
      Nontraditional               3            3             3             3             1            1
                           ----------  -----------  ------------   -----------  ------------ ------------
 Total Non-DMA                     4            4             4             4           1.5          1.5

 Total New Stores                 13           13            13            13             6            6

(1) Based on discussions with Tubby's management.
        DA = Development Agreement
        DMA = Dominant Marketing Area

Management anticipates nontraditional store growth will surpass traditional store growth because of the recent co-branding trend in the quick-services restaurant industry. According to management's expectations and as presented in the above schedule, Tubby's will increase the number of new stores by thirteen stores per year with an attrition rate of two stores per year (i.e., net eleven new stores). The overall effect of the attrition of the new and existing stores is a net growth in total stores of approximately seven stores per year (11 net new stores minus four existing stores). After year four, store growth is projected to equal total store attrition in order to

[Composition of Revenue As of November 30, 1997 -- GRAPHIC OMITTED] [Composition of Revenue As of May 31, 1999 -- GRAPHIC OMITTED] [Composition of Revenue As of May 31, 2005 -- GRAPHIC OMITTED]


reflect Tubby's in a stabilized state and represents management's estimate of a sustainable franchise base.

Product Composition

Tubby's total revenue through November 30, 1997 was comprised of revenue from Tubby's, Tubby's Advertising, Tubby's Company Stores, and SubLine (top graph).

In February 1998, Tubby's created a new strategic business unit, SUBperior Distribution Systems, Inc. ("SDS"). SDS purchases and distributes food and other accessories to Tubby's franchises. For the latest twelve-month period ended May 31, 1999, SDS represented over 66.7% of Tubby's total revenue (middle graph). For the twelve-month period ending May 31, 2005, SDS is projected to represent approximately 70.7% of Tubby's total revenue (bottom graph).

Revenue

For this analysis, we have explicitly projected revenue for each Tubby's subsidiary (Tubby, Inc., Tubby's Advertising, Tubby's Company Stores, SubLine, and SDS).

[GRAPHIC OMITTED]

1. Historical and projected revenue from Tubby's, Inc. franchising operations is presented in the adjacent graphs.

[GRAPHIC OMITTED]

Revenue related to Tubby's consists of initial franchise fees from new stores, franchise royalties, and management fees from related subsidiaries. Franchisees pay a nonrefundable initial franchise fee to Tubby's for every new store that is opened. The initial franchise fee varies depending on which type of store is opened. Tubby's charges franchisees an initial franchise fee of $8,000 for a nontraditional store and $15,000 for a traditional store. However, under a development agreement with a "subfranchiser," Tubby's, Inc. will pay the subfranchiser a 50% commission of the initial franchise fee. Therefore, if a new franchise is opened by a subfranchiser, Tubby's only collects $4,000 for a nontraditional franchise and $7,500 for a traditional franchise.

In addition to collecting initial franchise fees from new stores, Tubby's also collects franchise royalties from existing stores. Franchisees are required to pay Tubby's a royalty based on a predetermined percentage of their adjusted gross sales ("royalty rate"). The royalty rate varies slightly among different existing stores because of a recent increase in the royalty rate. Tubby's management increased the royalty rate from 4% to 6% (which will be implemented over time). Tubby's will also be implementing a new royalty rate structure that all new franchise agreements (including renewals) are subject to. The new royalty rate structure requires franchisees to pay a royalty fee of 4% of sales for the first year, 5% of sales in the second year, and 6% of sales thereafter.

Subfranchisers who open new franchises under a development agreement receive a commission based on 40% of the franchise royalties collected by Tubby's. In other words, Tubby will only receive a net franchise royalty fee of 3.6% (6.0% * 60%) after commissions are paid to subfranchisers.

Finally, Tubby's collects revenue from related subsidiaries for basic general and administrative services provided by Tubby's in the form of management fees. However, management fees from related subsidiaries were eliminated in order to value Tubby's in aggregate.

Projected revenue for Tubby's is based on projected initial franchise fees from new stores and ongoing franchise royalties. Initial franchise fees are calculated based on management's expectations for new store growth multiplied by an initial franchise fee (e.g., $8,000 for nontraditional stores and $15,000 for traditional stores or $4,000 for nontraditional stores opened under a development agreement and $7,500 for traditional stores opened under a development agreement).

Franchise royalties are calculated based on expected franchise revenue multiplied by a blended royalty rate. The blended royalty rate considers the impact of the average existing stores' royalty rate and projected new stores' royalty rates.

[GRAPHIC OMITTED]

2. Historical and projected advertising revenue is presented in the adjacent graphs. Advertising revenue is comprised solely of advertising fees collected from franchisees. Advertising fees are determined by each individual store's advertising rate.

[GRAPHIC OMITTED]

Advertising rates are predominately based on each store's location. Tubby's management focuses a majority of its advertising in areas where there is a significant number of stores (i.e., dominant market area). Therefore, stores in a dominant market area (e.g., Detroit) pay a higher advertising rate than stores in a nondominant market area. Stores in a dominant market area pay 3.5% of their revenue to Tubby's Advertising while stores in a nondominant market area pay 1.0% of their revenue to Tubby's Advertising. (Stores in a nondominant area are required to make-up the advertising difference via local advertising.)

Based on discussions with management, new and existing store locations and related advertising rates are the most important factors in estimating advertising revenue. Accordingly, advertising revenue is calculated based on the historical advertising rates applied to existing stores and current advertising rates applied to new stores (depending on their location). (As previously discussed, all management fees paid to Tubby's have been eliminated.)

3. As of the Valuation Date, Tubby's owns three company stores. The associated revenue and expenses are accounted for by Tubby's Company Stores. Tubby's management believes its core competency is franchising, rather than operating restaurants. Accordingly, Tubby's management does not anticipate acquiring any new stores and it would like to divest of the existing stores it owns.

Projected Tubby's Company Stores revenue is expected to increase, from a base amount of approximately $782,000, by 5.0% in year one of the projection period. Thereafter, Tubby's Company Stores revenue growth rate will trend to 3.0% by the residual period.

4. The franchisees are required to purchase fixtures and equipment meeting Tubby's specifications from suppliers that are approved by Tubby's. The approval of suppliers is based upon the quality of the items they supply and their conformity with specifications established by Tubby's.

SubLine is an approved supplier of certain equipment that has been specially manufactured for use in Tubby's restaurants. SubLine also acts as a broker for several approved suppliers of machinery and equipment. Although Tubby's franchisees are not required to purchase any equipment from SubLine or utilize SubLine's brokerage services, Tubby's management believes that many of them do so because the cost of utilizing SubLine's services are often less than the prices charged by other sources. One reason why SubLine is able to offer competitive prices is that, when it acts as a broker, it can often obtain volume discounts. While SubLine makes a profit on the equipment it sells, it does not make a profit in connection with the assistance it offers regarding leasehold improvement. SubLine revenue is projected based on $40,000 per new traditional franchise and $10,000 per new nontraditional franchise.

[GRAPHIC OMITTED]

5. Historical and projected SDS revenue is presented in the adjacent graphs. As previously discussed, SDS is a strategic business unit which commenced operations in February 1998. SDS sells food and other related items (excluding bread) to Tubby's franchises.

[GRAPHIC OMITTED]

Tubby's franchisees may purchase food and other related items from approved suppliers other than SDS; however, Tubby's management believes that SDS will be able to provide its franchisees with uniform and consistently high quality products at equivalent or lower prices than competitors.

Management estimates costs for food and other related items are 32.0% of franchise revenue (exclusive of bread purchases). Assuming a $300,000 average revenue per store, the potential "market" for SDS' products is approximately $100,0000 per franchised store. However, since franchisees are not required to purchase from SDS, SDS's market penetration rate will be a significant factor in determining SDS revenue. Management estimates it will be able to achieve 71.0% market penetration from its existing franchises in year one of the projection period, trending up to 76.0% market penetration by the residual period. Furthermore, management anticipates achieving approximately 80.0% market penetration for new stores in dominant areas, but only 50% penetration from new stores in nondominant areas. Therefore, as market penetration increases for existing stores and as new stores are brought online, SDS' revenue will increase as a percentage of total revenue.

Since a majority of the new franchise growth is projected to come from areas outside of Tubby's dominant marketing area (i.e., Metro Detroit), SDS profitability in those areas is projected to be significantly less due to higher shipping and distribution costs. As such, it is expected that the high contribution margins earned by SDS of approximately 8% will drop due to higher service costs as new nondominant store are added. However, as new franchise levels increase in nondominant areas (i.e., as a market area gets critical mass of stores), SDS projected profitability is expected to improve, after the initial decline, as the Company is able to take advantage of economies of scale in shipping and distribution costs.

6. Total revenue includes items 1 through 5 and is presented in the accompanying graphs.

The significant revenue growth projected is a result of new store additions and obtaining new revenue from existing stores via SDS. (it should be noted that most of SDS' revenue growth has already taken place over the last 15 months given the high penetration at all the existing stores.)

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Cost of Goods Sold

Tubby's Inc. and Tubby's Advertising act as collection companies and, therefore, there is no corresponding cost of goods sold.

7. Tubby's Company Stores cost of goods sold includes salaries and wages for food service employees and other cost of goods sold (e.g., food products). Tubby's Company Stores cost of goods sold, as a percent of Tubby's Company Stores revenue, ranged from a low of 66.0% in the LTM to a high of 73.9% in 1995. Based on discussions with management, Tubby's Company Stores cost of goods sold is projected to be more in line with recent performance. Therefore, we have projected cost of goods sold at 66.0% of Tubby's Company Stores revenue throughout the projection period.

8. SubLine cost of goods sold includes cost of equipment sales and other cost of goods sold. SubLine's cost of goods sold, as a percent of SubLine revenue, ranged from a low of 81.0% in 1997 to a high of 87.7% in 1995. The four-year average was 86.9%. Based on discussions with management, SubLine cost of goods sold is projected to be 86.9% of SubLine revenue throughout the projection period.

9. SDS cost of goods sold includes cost of food, inbound freight, purchase rebates, and purchase discounts. SDS' cost of goods sold, as a percent of SDS revenue, was 76.0% for the latest twelve month period. Based on discussions with management, SDS cost of goods sold is projected to be the same rate throughout the projection period.

10. Total cost of goods sold includes items 7 through 9 and is presented in the accompanying graph.

[GRAPHIC OMITTED]



11. Subtracting cost of goods sold from total revenue yields gross margin. This significant drop in gross margin as a percent of total revenue since 1997 is due to the comparatively low profitability of SDS vis-a-vis the combined other operations.


[GRAPHIC OMITTED]
[GRAPHIC OMITTED]

Operating Expenses

The Company's operating expenses are discussed below. Operating expenses consist of depreciation, Tubby's operating expenses, Tubby's Advertising operating expenses, Tubby's Company Stores operating expenses, SubLine operating expenses, and SDS operating expenses.

12. Projected total depreciation is based on future capital equipment purchases and the historical relationship of depreciation to fixed assets. During periods of expansion, a company's capital expenditures will usually exceed its annual depreciation expense. However, over the long term, as a company's growth slows, it needs only to maintain its fixed asset base rather than expand it. Additionally, a company's depreciation expense over time cannot exceed its purchases. As such, depreciation expense is set equal to capital expenditures in the residual year to reflect this normalized state.

13. Tubby's operating expenses are comprised of salaries and wages and other operating expenses associated with the operations of Tubby's. Officers' compensation was increased by slightly over $100,000 in the latest twelve month period to bring management salaries to market levels given the current and projected revenue and profitability levels.

Base salaries and wages are projected to increase by 3.0% annually throughout the projection period. Tubby's management also anticipates hiring new operations personnel to meet its growth expectations. Finally, other operating expenses are expected to increase by 3.0% annually throughout the projection period.

14. Tubby's Advertising operating expenses are expenses incurred by Tubby's Advertising to promote and market the Tubby's trade name. All funds received from franchisees are spent for advertising purposes only, except for a portion that is retained by the Company to cover administrative costs (approximately $120,000). Therefore, projected Tubby's Advertising operating expenses are equal to Tubby's Advertising revenue less $120,000 (i.e., break-even except for a $120,000 administrative profit). The $120,000 administrative profit is increased 3% throughout the projection period to reflect inflationary adjustments.

15. Tubby's Company Stores operating expenses are comprised of rent and other operating expenses. Rent and other operating expenses are expected to increase by 3.0% annually, the expected long-term inflationary growth rate.

16. SubLine operating expenses are composed of salaries and wages and other operating expenses. Salaries and wages and other operating expenses are expected to increase by 3.0% annually throughout the projection period, which is consistent with inflationary expectations.

17. SDS' projected operating expenses are calculated based on management's anticipated operating profit for SDS less SDS' gross margin. Although SDS generated an 8% operating profit margin over the last twelve months, most of SDS' current customers are located in the metro Detroit area where Tubby's can spread the distribution and shipping costs over a larger number of stores in a small area. However, over 70% of new franchise growth is projected to come from nondominant market areas. Tubby's management anticipates SDS to be a breakeven operation for these stores until critical mass can be built. Therefore, SDS revenue related to existing franchises and projected new franchises in the metro Detroit area are projected to continue to generate an operating profit of 8%. Conversely, SDS' operations related to new franchises outside the metro Detroit area are projected to break even for the first two years of the projection period. Thereafter, SDS' operating profit margin related to new franchises outside the metro Detroit area are projected to increase steadily to 3.0% by the residual year.




18. Total operating expenses include items 12 through 17 and are presented in the accompanying graph.





[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

19. Adjusted historical and projected income from operations is presented in the adjacent graphs.

Significant growth in income from operations is attributable to the growth in SDS, both in nominal terms and profit margin.

[GRAPHIC OMITTED]

20. Historical other income (expense) includes interest income, rental income, other income, and gain (loss) on the sale of assets. Gain (loss) on the sale of assets was removed from the historical results since it is a noncash item. Rental income was removed from other income and the value associated with the rental property is captured separately as a nonoperating asset.

Projected other income was increased from the latest twelve month period base amount at 3.0% annually, the expected long-term inflationary growth rate.

21. The sum of other income (expense) and income from operations equals earnings before interest and taxes.

22. Income taxes are calculated based on federal tax rates in effect as of the Valuation Date less any deferred tax benefits. As of the Valuation Date, Tubby's had a net operating loss carryforward of approximately $892,000, which can be used to offset taxes against future income. However, under a transaction scenario (willing buyer/willing seller) the use of the net operating loss carryforward may be limited under Section 382 of the Internal Revenue Code. As such, we limited the annual usage of the NOL to approximately 5% of the total equity value of the Company.

23. Subtracting income taxes from earnings before taxes results in net income.

Two types of adjustments are made to net income to convert it from an accounting-based result to a cash flow-based result. First, noncash income (expenses) included in the projections above are subtracted (or added) to net income. Second, items which require cash outflows, but which are not reflected in net income are subtracted. The specific adjustments are described below.

24. Depreciation expense is a non-cash expense; therefore, it is added to net income.

[GRAPHIC OMITTED]

25. Capital expenditures, which are not immediately deductible from net income, do require an immediate cash outflow. The Company will incur future capital expenditures for the purchase of equipment necessary to achieve projected revenue growth.

Based on management forecasts, we estimate capital expenditures in year one of the projection period to be $50,000. Thereafter, we project base capital expenditures to increase at the inflationary growth rate of 3.0% throughout the projection period. These expenditures will allow the Company to add additional infrastructure (computers, desk, cubicles, etc.) to support projected staff growth. Additionally, projected capital expenditures will allow for technological improvements for both SDS systems and Tubby's in general.

26. The second cash outflow not reflected in net income is additional working capital. Working capital represents the amount of current assets in excess of current liabilities that is required to fund the ongoing operations of a business. As a company's sales increase, working capital needs increase as well. The retention of additional working capital represents a decrease in cash flow, and is therefore subtracted from net income.

Working capital for Tubby's was projected based on a weighted average rate incorporating the effects of SDS and the other Tubby's subsidiaries. Historical working capital for Tubby's, after removing current nonoperating assets from current assets and current interest-bearing debt from current liabilities, ranged from a low of 6.1% to a high of 14.5% of total revenue over the last four years. The weighted average over this period was 12.1% of total revenue. (Increases in working capital percentages are a direct result of the greater demand for working capital from SDS' operations). Projected working capital is based on a blended rate increasing incrementally every year to reflect the increase in SDS revenue as a percent of total revenue.

27. The result of the above additions to and subtractions from net income is the distributable cash flow that could be paid to the shareholders of Tubby's without impairing its ongoing operations.

28. The discount rate represents the rate of return required by an investor in the Company. It is directly related to the perceived risk of the investment. An investor would accept a rate of return no lower than that available from other investments with equivalent risk, and would value the investment accordingly.

The distributable cash flow estimated in the projections is estimated on a "debt-free" basis. That is, interest expense and principal payments on debt are not subtracted in deriving this cash flow figure. As such, the distributable cash flow represents the cash flow available to both equity and debt investors.

For consistency, it is therefore necessary to discount the cash flows to present value using a rate of return which represents the weighted average rate of return required by debt and equity investors.

To estimate the equity component of this weighted average rate of return, we added an equity risk premium to the risk-free rate of return (represented by U.S. Treasury Bonds) as of the Valuation Date. The equity risk premium is based primarily on historical return data from the Center for Research in Securities Prices ("CRSP") at the University of Chicago. As detailed in an article published by David King in the Business Valuation Review, returns for companies traded on the New York Stock Exchange from 1963 to 1997 were calculated. The universe of companies included in this study and the related returns were segregated into 25 groupings based on the size of each company. Based thereon, we estimate a required rate of return on equity capital of 17.00%.

To estimate the debt component of the weighted average rate of return, we assumed a buyer would be able to borrow at the prime rate. Since our Discounted Cash Flow Approach analysis is completed on an after-tax basis, we converted the required rate of return on debt capital to an after-tax return based on the federal income tax. Based on this analysis, we estimate an after-tax rate of return on debt capital of 6.22%.

The total weighted average rate of return is calculated based on the concluded equity capital and debt capital rates of return as well as the assumed capital structure. We estimated the capital structure of the likely buyer based on the average of the respective percentage of interest-bearing debt and market equity for companies classified as patent owners and lessors as reported in Ibbotson Associates Cost of Capital Quarterly, 1998 Yearbook.

Based on the foregoing, we estimate the weighted average required rate of return to be 16.5%.

29. Each year's cash flow is discounted using the computed rate of return to arrive at the present value of distributable cash flow annually.

31 to 38. The residual cash flow was estimated as the equivalent of the present value of the sum of the cash flows from year six into perpetuity using the Gordon Growth Model. "Gordon's Model" calculates the value of an annuity by capitalizing the annual cash flow by the expected rate of return, less the growth rate in that annual cash flow. This results in the value of the residual cash flow at the end of the projection period. The annual cash flow is increased by a rate of 3.0%, which is consistent with long-term growth expectations of the Company. The residual cash flow is divided by the capitalization rate to arrive at the value of the residual cash flow as of year five. The residual cash flow is then discounted using the rate of return, resulting in the present value of the residual cash flow.

40. In addition to the value associated with the cash flows, any nonoperating assets the Company owns should be considered. Nonoperating assets represent those assets for which the income generating cash flow is not included in our Discounted Cash Flow analysis and that the asset could be removed from the Company without impairing its ability to conduct business. As of the Valuation Date, the Company had four nonoperating assets: (1) excess cash;
(2) rental property; (3) notes receivable-other; and (4) notes receivable. The sum of total nonoperating assets is $1,543,710.


  Tubby's, Inc.
  Nonoperating Assets
 --------------------
                               5/31/99
                              ----------
  Excess Cash                   $599,144
  Rental Property                600,000
  Note Receivable-Other           55,256
  Note Receivable                289,310
                              -----------
      Total                   $1,543,710

41. The nonoperating assets are added to the total present value of distributable cash flows from years one to five, and to the present value of the residual cash flow to arrive at Business Enterprise Value.

42. As of the Valuation Date the Company had interest-bearing debt of $126,271.

43. Subtracting interest-bearing debt from the Business Enterprise Value yields the Marketable, Controlling-Interest Value of Equity.

44 & 45. Based on 2,583,114 shares outstanding as of the Valuation Date, we estimate Tubby's, Inc. value of equity per share to be $1.08.

Market Comparable Approach

Typically, the value of a publicly traded company is the price paid for its shares in daily transactions in the open market. However, some publicly traded stocks' values might not be reflective of their true values because of various factors, including, but not limited to, non-public information, lack of informed investors, thinly traded stock, etc. One approach in valuing companies such as these is to look at similar publicly traded companies and observe the prices paid for their shares in daily transactions in the open market. Often, the best alternative is to use prices investors are willing to pay for securities of similar companies that are publicly traded for guidance.

The first step in employing the Market Comparable Approach is to seek and identify potential comparable companies. As previously discussed, exact comparability is not required under this approach to valuation. Rather, observation of companies subject to similar business and financial risks is necessary to conduct meaningful comparative analysis.

To initiate a comparative company search, we first determined the appropriate Standard Industrial Classification ("SIC") code. After determining the appropriate SIC code, several services were available from which to obtain a broad listing of public companies. We primarily searched the industry group "Patent Owners and Lessors," SIC code 6794. We also searched "Eating and Drinking Places," SIC code 5812.

To the extent the companies found in our search are subject to the same risks and market influences and achieve approximately the same margins as Tubby's, their market multiples may provide insight into the valuation process.

Our preliminary search revealed numerous potentially comparable companies that franchise trademarks, trade names, and processes. Specifically, we analyzed the public filings for the following companies: 1) Schlotzsky's, Inc.; 2) Miami Subs Corporation; 3) the Quizno's Corporation; and 4) Blimpie International, Inc. Many potential comparable companies were eliminated for various reasons including, owning numerous company stores relative to franchised stores, materially different product lines, and distressed or near bankruptcy.

Following is a brief description of each comparable company that was considered in our analysis.

Schlotzsky's, Inc.

The Company owns and franchises quick-service restaurants that feature made-to-order sandwiches with delicatessen-style meats on specialty breads. The menu also offers sourdough crust pizzas, soups, salads, chips, cookies, beverages, and other side and dessert items. The Schlotzsky's Deli system includes 730 franchised locations and company-owned stores that generated system-wide sales of approximately $348.5 million in fiscal 1998.

Key characteristics of the Company and its stores include its proprietary bread recipes, excellent customer service, its Turnkey Program (which develops new stores); and its strong network of owner-operator franchisees.

Schlotzsky's stock is traded on the National Association of Securities Dealers Automated Quotation systems (NASDAQ) under the symbol BUNZ.

Schlotzsky's had 7,516,000 shares outstanding on a diluted basis as of March 31, 1999 with an approximate share price of $11.17 on May 31, 1999, yielding a market value of equity of $84.0 million. However, as of March 31, 1999, Schlotzsky's had a substantial amount of investments and note receivable. Therefore, we estimated Schlotzsky's had $17.2 million of nonoperating assets. Nonoperating assets are removed from the market value of equity in order to improve comparability to Tubby's in terms of a total capital to EBITDA multiple, where EBITDA is equal to Earnings before interest, taxes, depreciation and amortization. Since EBITDA is an operating result, leaving in the nonoperating assets would artificially distort the multiple. Therefore, $17.2 million of nonoperating assets are subtracted from the market value of equity to yield an adjusted market value of equity of $66.8 million.

In addition, Schlotzsky's also had total interest-bearing debt capital of $19.7 million. Adding the adjusted market value of equity to the total debt capital yields a total capital value of $86.5 million.

For the twelve months ended March 31, 1999, Schlotzsky's had approximately $44.0 million in net sales and $10.2 million in earnings before interest and taxes ("EBIT"). Several adjustments were made to EBIT in order to remove any noncash transactions or nonrecurring operating expenses. The first adjustment removed $268,813 associated gain on sale of assets. Next, we removed $2.25 million of finance fees not collected. Finally, a noncash payment of $409,150 related to finance fees was added back to EBIT. The aforementioned adjustments result in an adjusted EBIT of $8.1 million

For the twelve months ended March 31, 1999, Schlotzsky's expensed approximately $2.2 million in depreciation. Adding depreciation to EBIT yields $10.3 million of EBITDA for Schlotzsky's, which results in a total capital/EBITDA multiple of 8.42.

Several adjustments were made to the EBITDA multiple to account for the differences in size, growth outlook, capital structure, and various other risk factors between Schlotzsky's and Tubby's. Schlotzsky's larger size and significantly stronger growth outlook required a negative adjustment to the EBITDA multiple. After considering the various differences between Schlotzsky's and Tubby's, we concluded on an adjusted EBITDA multiple of 4.30.

Miami Subs Corporation

Miami Subs owns and franchises restaurants under the "Miami Subs" and "Miami Subs Grill" trade names. The restaurants offer fresh quality food served in a fast-food environment. Menu items include hot and cold submarine sandwiches, various ethnic foods (e.g., pitas, greek salads, and gyros), flame grilled hamburgers and chicken breasts, chicken wings, ice cream, and other desserts.

The system consists of 191 restaurants, of which 174 are operated by franchisees. The vast majority of the franchises are located in the State of Florida. (Miami Subs, like Tubby's, has had minimal success outside its home market.) In the latest fiscal year, Miami Subs has introduced an alternative menu with lower-priced items in order to mitigate its declining same-store sales and to respond to increasing industry competition. This program has resulted in a lower check average and gross margins. Another key strategy Miami Subs is following is to pursue co-branding licensing opportunities in which both companies offer each other's products.

Miami Subs' stock was recently delisted for not meeting minimum NASDAQ share price and capitalization levels and is currently traded on the Over-The-Counter Market (OTC) under the symbol SUBS.

Miami had 6,667,000 shares outstanding on a diluted basis as of March 31, 1999 with an approximate share price of $1.75 on May 31, 1999, yielding a market value of equity of $11.7 million. However, as of the March 31, 1999, Miami had a substantial amount of cash and note receivables. Therefore, we estimated Miami had $10.7 million of nonoperating assets. Therefore, $10.7 million of nonoperating assets are subtracted from the market value of equity to yield an adjusted market value of equity of $980,836.

In addition, Miami also had total interest-bearing debt capital of $5.9 million. Adding the adjusted market value of equity to the total debt capital yields a total capital value of $6.9 million.

For the twelve months ended March 31, 1999, Miami had approximately $23.7 million in net sales and $1.5 million in EBIT. Several adjustments were made to EBIT in order to remove any noncash transactions or nonrecurring operating expenses. The first adjustment removed $641,220 of interest income associated with nonoperating assets. Next, we removed $71,000 associated with gain on the sale of a store. Finally, a nonrecurring payment of $144,000 related to merger costs was added back to EBIT. The aforementioned adjustments result in an adjusted EBIT of $970,780.

For the twelve months ended March 31, 1999, Miami expensed approximately $1.5 million in depreciation. Adding depreciation to EBIT yields $2.4 million of EBITDA for Miami, which results in a total capital/EBITDA multiple of 2.83.

Several adjustments were made to the EBITDA multiple to account for the differences in size, growth outlook, capital structure, and various other risk factors between Miami and Tubby's. Miami's larger size compared to Tubby's decreased the EBITDA multiple, while Miami's poorer growth outlook and riskier capital structure increased the EBITDA multiple. After considering the various differences between Miami and Tubby's, we concluded on an adjusted EBITDA multiple of 4.00.

The Quizno's Corporation

Quizno's is engaged in franchising and operating quick-service restaurants operating under the "Quizno's" and "Quizno's Classic Subs" trade names. The Company's menu includes a variety of submarine style sandwiches, soups, salads, desserts, and beverages.

Key characteristics of the Company's sandwiches are that after the sandwiches are made, they are run through a conveyor oven that toasts the bread, melts the cheese, and enhances the flavors of the meats. Additionally, the ingredients used by each location may only be purchased from approved suppliers, as they are usually higher in quality than ingredients used by other sandwich shops.

Quizno's stock is traded on the National Association of Securities Dealers Automated Quotation systems (NASDAQ) under the symbol QUIZ.

Quizno's had 3,762,000 shares outstanding on a diluted basis as of March 31, 1999 with an approximate share price of $7.14 on May 31, 1999, yielding a market value of equity of $26.9 million. However, as of the March 31, 1999, Quizno's had a substantial amount of cash, note receivables, and other nonoperating assets. We estimated Quizno's to have $7.4 million of nonoperating assets as of the Valuation Date. Therefore, $7.4 million of nonoperating assets are subtracted from the market value of equity to yield an adjusted market value of equity of $19.4 million.

In addition, Quizno's also had total interest-bearing debt capital of $3.6 million plus $1.7 million of preferred stock. Adding the adjusted market value of equity to the total debt capital and preferred stock, yields a total capital value of $24.7 million.

For the twelve months ended March 31, 1999, Quizno's had approximately $21.1 million in net sales and $2.2 million in EBIT. One adjustment was made to EBIT in order to remove $193,746 related to a noncash transaction. The aforementioned adjustment results in an adjusted EBIT of $2.4 million.

For the twelve months ended March 31, 1999, Quizno's expensed approximately $908,359 in depreciation. Adding depreciation to EBIT yields $3.3 million of EBITDA for Quizno's, which results in a total capital/EBITDA multiple of 7.58.

Several adjustments were made to the EBITDA multiple to account for the differences in size, growth outlook, capital structure, and various other risk factors between Quizno's and Tubby's. Quizno's larger size and stronger growth outlook compared to Tubby's required a negative adjustment to the EBITDA multiple. After considering the various differences between Quizno's and Tubby's we concluded on an adjusted EBITDA multiple of 4.10.

Blimpie International, Inc.

The Company franchises and subfranchises trademarks and concepts that are the basic attributes of the chain of fast-food sandwich restaurants known as "Blimpie" restaurants. The system includes over 1,900 outlets in 46 states, Argentina, Canada, Cyprus, Dominican Republic, Jordan, Panama, Peru, Poland, Saudi Arabia, South Africa, Spain, and Great Britain.

In addition to sandwiches, Blimpie restaurants may also serve a variety of salads and baked products, including bagels, rolls, cookies, donuts, and muffins. While each franchisee is required to purchase its raw materials from approved suppliers, they may or may not adopt the Company's recommended prices for food products.

Blimpie's stock is traded on the American Stock Exchange (AMEX) under the symbol BLM.

Blimpie had 9,451,000 shares outstanding on a diluted basis as of March 31, 1999 with an approximate share price of $2.53 on May 31, 1999, yielding a market value of equity of $23.9 million. However, as of the March 31, 1999, Blimpie had a substantial amount of cash/investments and note receivable. Therefore, we estimated Blimpie to have $10.0 million of nonoperating assets. Therefore, $10.0 million of nonoperating assets are subtracted from the market value of equity to yield an adjusted market value of equity of $13.8 million.

In addition, Blimpie also had total interest-bearing debt capital of $204,000. Adding the adjusted market value of equity to the total debt capital yields a total capital value of $14.0 million.

For the twelve months ended March 31, 1999, Blimpie had approximately $34.9 million in net sales and $2.9 million in EBIT. Several adjustments were made to EBIT in order to remove any noncash transactions or nonrecurring operating expenses. The first adjustment removed $734,000 of interest income associated with nonoperating assets. Next, a noncash payment of $14,000 related to incentive stock grant was added back to EBIT. The aforementioned adjustments result in an adjusted EBIT of $2.2 million.

For the twelve months ended March 31, 1999, Blimpie expensed approximately $768,000 in depreciation. Adding depreciation to EBIT yields $2.9 million of EBITDA for Blimpie, which results in a total capital/EBITDA multiple of 4.79.

Several adjustments were made to the EBITDA multiple to account for the differences in size, growth outlook, capital structure, and various other risk factors between Blimpie and Tubby's. Blimpie's larger size decreased the EBITDA multiple, while Blimpie's poorer growth outlook and less efficient capital structure increased the EBITDA multiple. After considering the various differences between Blimpie and Tubby's we concluded on an adjusted EBITDA multiple of 4.2.


     Tubby's, Inc.
     Market Comparable Approach
     ---------------------------
                                       Adjusted EBITDA Multiples
                                       -------------------------
     Schlotzsky's                               4.30
     Miami                                      4.00
     Quizno's                                   4.10
     Blimpie                                    4.20
                                                -----
         Median                                 4.20


Market Comparable Analysis

The numbers adjacent to the paragraphs in this section correspond to the line numbers located on the Conclusion of Value page in Exhibit D.

1. We calculated ratios of the comparable companies' adjusted total capital (equity plus interest-bearing debt) to EBITDA. The use of a total capital to EBITDA multiple ("Concluded Multiple") eliminates the effects of different capital structures, special tax situations, and different depreciation methods between the comparable companies and Tubby's.

In applying the Market Comparable Approach, we analyzed the comparable companies' financial statements to determine if any extraordinary or nonrecurring items were present. As warranted, we made specific adjustments to remove items that would diminish the comparability of the selected companies to Tubby's. In addition, we made selected adjustments to the resulting total capital to EBTIDA multiples to reflect significant differences between Tubby's and the comparable companies. Specifically, we made adjustments for size (a proxy for risk), growth, and capital structure.

In general, a company's market multiple ("P/E") is represented by the following formula:

                            P0 / E1 = 1 / (k - g)

Where:

        P0 = the current stock price
        E1 = one year forward earnings
        k  = required rate of return ("risk")
        g  = the long-term growth rate

Overall it is evident from the above formula that the P/E ratio (and total capital to EBITDA multiple) of a company is higher to the extent that the expected future growth rate ("g") is higher and to the extent that perceived risk ("k") is lower.

2 & 3. The adjusted multiple is then applied to Tubby's Inc. EBITDA results to yield the indicated value of invested capital before consideration of nonoperating assets and other adjustments. Tubby's latest twelve month adjusted EBITDA amount of $266,452 is taken from the adjusted combined consolidated income statements in Exhibit B, Line 26.

4 & 5. The value of invested capital is composed of two components, equity capital and debt capital. The value of interest-bearing debt is subtracted from total capital to estimate the operating value of the Company's total equity before consideration of nonoperating assets.

6 & 7. The value arrived at thus far under the Market Comparable Approach was derived based on transactions involving minority-interests in publicly-traded companies. However, the details of the Transaction involve purchasing a controlling-interest in Tubby's. Therefore, we must estimate a control premium to apply to the equity value of Tubby's in order to estimate a Fair Value.

Several sources were analyzed to calculate an appropriate control premium to apply to Tubby's operating value. These sources include data, as published by Mergerstat Review, on acquisition premiums offered from 1994 through 1998 for various companies and industries. After examining the average control premiums offered over the 1994 through 1998 time period, in addition to more specific information on control premiums offered within the leisure and entertainment industry and on specific restaurant companies, we estimate an average control premium of approximately 35% to be appropriate for Tubby's.

However, most of the transactions involved strategic buyers as opposed to financial buyers. Strategic buyers typically offer higher control premiums than financial buyers due to operating and financial synergies that are obtained (e.g., economies of scale). However, since our definition of Fair Value precludes special circumstances, such as a strategic fit, and focuses on a typical willing buyer/willing seller (i.e., a financial buyer in most circumstances), it is important to differentiate between the portion of the control premium associated with synergistic value and control value. In other words, of the above calculated 35% control premium, what portion of that premium represents a premium for strategic value or synergistic value to the acquiring company.

To estimate the portion of the 35% control premium associated with acquiring a controlling interest (ignoring any strategic value) in Tubby's, we assumed roughly one-half of the 35% control premium was purely for control from a financial buyers perspective or 17.5%. This adjusted control premium was then rounded to 20.0% and applied to the operating value of Tubby's.

8 & 9. The nonoperating assets and the present value of deferred tax assets
(NOL) are added to the operating value of Tubby's in order to calculate the value of total capital.

10. Adding the net value of the nonoperating assets to the operating value of Tubby's, yields the indicated value of common stock.

11 & 12. Based on 2,583,114 shares outstanding as of the Valuation Date the equity value of Tubby's, Inc. under the Market Comparable Approach is $1.12 per share.

Conclusion of Value

In estimating the Fair Value of the common equity of Tubby's, we relied equally on the results obtained from the Discounted Cash Flow Approach and the Market Comparable Approach. Accordingly, we conclude the Fair Value of Tubby's, Inc. on a per share basis as of May 31, 1999 to be $1.10 per share.

VII. CONCLUSION OF VALUE

As detailed herein, the indicated value per share under the Discounted Cash Flow Approach and the Market Comparable Approach is $1.08 and $1.12, respectively. Based on the merits of each approach, we relied on them equally in determining the conclusion of value.

In accordance with the foregoing, we estimate the Fair Value of the common equity of Tubby's, Inc., on a per share basis (2,583,114 shares outstanding) as of May 31, 1999, to be:

                           ONE DOLLAR AND TEN CENTS

                                    $1.10


                                * * * * * * *

Our conclusion of value is applicable for the stated date and purpose only and may not be appropriate for any other date or purpose. Reference should be made to the letter accompanying this report for procedures and various limiting conditions which apply to this valuation and report.













                                  EXHIBIT A
                           Description of Exhibits

                                                                    Exhibit A
Description of Exhibits B-H

Exhibit B contains the historical financial statements provided by the Company. The income statements and balance sheets are taken from the Company's internally prepared financial statements for the fiscal years ended November 30, 1995 through 1998 and the six months ended May 31, 1998 and 1999. (The income statement included herein is a consolidated, adjusted income statement. The subsidiary level income statements and applicable adjustments are contained in our internal workpapers.)

Each account (row) on the financial statements has been numbered to allow for easier reference.

Exhibit C presents the Discounted Cash Flow Approach for the Company. The numbers adjacent to each account correspond to the numbers of the income statement accounts included in Exhibit B, respectively. These numbers also correspond to the paragraph numbers in the verbiage of the report.

Exhibit D presents the Market Comparable Approach for the Company. The numbers adjacent to each account correspond to the paragraph numbers in the verbiage of the report.

Exhibit E contains management's letter of representation.

Exhibit F contains the letter of certification and the statement of qualifications.

                                  EXHIBIT B
                       Historical Financial Statements

Tubby's Incorporated
Balance Sheets                                                       Exhibit B

                                                                                           As Of
                                                             ------------------------------------------------------------------

                                                             11/30/1995   11/30/1996     11/30/1998    11/30/1998    05/31/1999
                                                             ----------   ----------     ----------    ----------    ----------
Assets

Current Assets:
     Cash                                                      951,144       793,494       864,229       692,196       894,704
     Certificates of Deposit                                   100,000       100,000       105,430       111,199       111,199
     Investments                                               154,590        25,000        25,383             0        25,432
     Accounts Receivable-Trade                                 282,183       245,267       443,810       702,990       703,207
     Notes Receivable-Other                                    126,742        72,091        66,217        59,721        55,256
     Notes Receivable-Related Parties                           21,918             0             0             0             0
         Less: Doubtful Accounts                               (48,512)            0             0             0             0
     Inventories                                                21,102       102,805        99,419       328,280       357,293
     Prepaid Expenses & Other                                   58,876       110,644        51,449        93,289        54,588
                                                            ----------    ----------    ----------    ----------    ----------
         Total Current Assets                                1,668,043     1,449,301     1,655,937     1,987,675     2,201,678

Property and Equipment:
     Land                                                      253,623       325,347       325,347       187,684       187,684
     Buildings & Improvements                                  405,358       693,347       663,753       689,514       689,514
     Equipment                                                 314,677       440,705       527,265       498,354       499,572
     Furniture & Fixtures                                      118,104       219,464       138,394       140,815       142,649
     Vehicles                                                   15,009        15,009        15,009        11,509        11,509
                                                            ----------    ----------    ----------    ----------    ----------
         Gross Property and Equipment                        1,106,771     1,693,872     1,669,768     1,527,876     1,530,928
         Less:  Accumulated Depreciation and Amortization     (526,572)     (654,255)     (773,576)     (861,659)     (906,917)
                                                            ----------    ----------    ----------    ----------    ----------
             Net Property and Equipment                        580,199     1,039,617       896,192       666,217       624,012

Other Assets:
     Net Assets held for Disposal                              111,193             0             0             0             0
     Goodwill                                                  346,675       338,241       229,918       263,666       161,450
     Note Receivable                                           488,318       505,380       543,342       408,733       386,308
     Note Receivable - Related Party                            75,429             0             0             0             0
     Other Assets                                                    0             0             0             0
                                                            ----------    ----------    ----------    ----------    ----------
         Total Other Assets                                  1,021,615       843,621       773,260       672,399       547,758
                                                            ----------    ----------    ----------    ----------    ----------

Total Assets                                                 3,269,857     3,332,539     3,325,389     3,326,291     3,373,449
                                                            ==========    ==========    ==========    ==========    ==========

                   Liabilities & Stockholders' Equity

Current Liabilities:
     Accounts Payable                                          163,472       189,929       106,407       379,176       314,960
     Accrued Liabilities-Compensation                           36,127        21,075        19,887        20,738        41,623
     Accrued Liabilities-Other                                   7,597        13,305        16,153        24,695        32,988
     Joint Venture, Boli's                                      10,000             0             0             0             0
     Deferred Revenue                                           77,000        87,000       115,489       114,954        76,348
     Long-Term Debt Due within One Year                        270,427       266,825       220,520        11,455        11,988
                                                            ----------    ----------    ----------    ----------    ----------
         Total Current Liabilities                             564,623       578,134       478,456       551,018       477,907

Long-Term Liabilities:
     Deferred Revenue                                           94,000        40,000        60,867        40,000             0
     Long-Term Debt                                            246,206       175,770       139,932       120,346       114,282
                                                            ----------    ----------    ----------    ----------    ----------
         Total Long-Term Liabilities                           340,206       215,770       200,799       160,346       114,282
                                                            ----------    ----------    ----------    ----------    ----------

Total Liabilities                                              904,829       793,904       679,255       711,364       592,189

Stockholders' Equity:
     Common Stock                                               25,382        25,832        25,832        25,832        25,832
     Additional Paid in Capital                              3,430,044     3,485,844     3,485,844     3,485,844     3,485,844
     Retained Earnings                                      (1,090,398)     (973,041)     (865,542)     (896,749)     (730,416)
                                                            ----------    ----------    ----------    ----------    ----------
         Total Stockholders' Equity                          2,365,028     2,538,635     2,646,134     2,614,927     2,781,260
                                                            ----------    ----------    ----------    ----------    ----------

Total Liabilities & Stockholders' Equity                     3,269,857     3,332,539     3,325,389     3,326,291     3,373,449
                                                            ==========    ==========    ==========    ==========    ==========

Tubby's, Inc.
Adjusted Combined Consolidated Income Statements


                                                  For the Fiscal Year Ended
                                     --------------------------------------------------
                                     11/30/1995   11/30/1996    11/30/1997   11/30/1998
                                     ----------   ----------    ----------   ----------
Revenue
   Tubby's Incorporated               1,162,877    1,102,699    1,334,109    1,077,859
   Tubby's Advertising                  574,402      570,152      650,909      667,007
   Tubby's Company Stores             1,284,708      801,543      964,518      779,917
   SubLine                              603,679      612,336      580,278      391,311
   SDS                                        0            0            0    4,397,578
                                     ----------   ----------   ----------   ----------
       Total Revenue                  3,625,667    3,086,730    3,529,814    7,313,672

Cost of Goods Sold
   Tubby's Company Stores               949,454      588,257      662,002      531,732
   SubLine                              529,252      527,005      470,315      341,197
   SDS                                        0            0            0    3,402,997
                                     ----------   ----------   ----------   ----------
       Total Cost of Good Sold        1,478,706    1,115,262    1,132,317    4,275,926
                                     ----------   ----------   ----------   ----------

Gross Margin                          2,146,962    1,971,468    2,397,497    3,037,747

Operating Expenses
   Depreciation                         124,655      104,550      131,806      136,704
   Tubby's Incorporated                 903,133    1,002,266    1,182,067    1,332,911
   Tubby's Advertising                  614,594      467,631      541,611      576,403
   Tubby's Company Stores               291,006      261,916      257,663      189,951
   SubLine                               12,836       10,280       20,144       76,173
   SDS                                        0            0            0      780,437
                                     ----------   ----------   ----------   ----------

       Total Operating Expenses       1,946,225    1,846,643    2,133,291    3,092,580
                                     ----------   ----------   ----------   ----------

Income from Operations                  200,736      124,825      264,205      (54,833)

Other Income (Expense)                   15,696        3,644        5,429       34,019
                                     ----------   ----------   ----------   ----------

Earnings Before Interest and Taxes      216,432      128,468      269,634      (20,814)

Interest Expense                              0            0            0            0
                                     ----------   ----------   ----------   ----------

Earnings Before Income Taxes            216,432      128,468      269,634      (20,814)
                                     ==========   ==========   ==========   ==========

Net Capital Expenditures

EBIT                                    216,432      128,468      269,634      (20,814)
EBITDA                                  341,088      233,018      401,441      115,890

Tubby's, Inc.
Adjusted Common Size Combined Consolidated Income Statements         Exhibit B
(As A Percentage of Revenue)

                                            For the Fiscal Year Ended
                                     ----------------------------------------------    12 Months               95 to 98
                                                                                         Ended     95 to 98    Weighted
                                     11/30/1995 11/30/1996   11/30/1997  11/30/1998   05/31/1999    Average    Average
                                     ---------- ----------   ---------- -----------   ----------   --------    --------
Revenue
     Tubby's Incorporated               32.1%      35.7%        37.8%      14.7%         13.6%       30.1%      23.5%
     Tubby's Advertising                15.8%      18.5%        18.4%       9.1%          8.3%       15.5%      12.8%
     Tubby's Company Stores             35.4%      26.0%        27.3%      10.7%          9.1%       24.8%      17.9%
     SubLine                            16.7%      19.8%        16.4%       5.4%          2.3%       14.6%      10.3%
     SDS                                 0.0%       0.0%         0.0%      60.1%         66.7%       15.0%      35.4%
                                       -----      -----        -----      -----         -----       -----      -----
         Total Revenue                 100.0%     100.0%       100.0%     100.0%        100.0%      100.0%     100.0%

Cost of Goods Sold
     Tubby's Company Stores             26.2%      19.1%        18.8%       7.3%          6.0%       17.8%      12.6%
     SubLine                            14.6%      17.1%        13.3%       4.7%          2.2%       12.4%       8.8%
     SDS                                 0.0%       0.0%         0.0%      46.5%         50.7%       11.6%      27.4%
                                       -----      -----        -----      -----         -----       -----      -----
         Total Cost of Good Sold        40.8%      36.1%        32.1%      58.5%         58.9%       41.9%      48.8%
                                       -----      -----        -----      -----         -----       -----      -----

Gross Margin                            59.2%      63.9%        67.9%      41.5%         41.1%       58.1%      51.2%

Operating Expenses
     Depreciation                        3.4%       3.4%         3.7%       1.9%          1.4%        3.1%       2.6%
     Tubby's Incorporated               24.9%      32.5%        33.5%      18.2%         17.3%       27.3%      23.7%
     Tubby's Advertising                17.0%      15.1%        15.3%       7.9%          7.5%       13.8%      11.0%
     Tubby's Company Stores              8.0%       8.5%         7.3%       2.6%          2.4%        6.6%       4.7%
     SubLine                             0.4%       0.3%         0.6%       1.0%          0.5%        0.6%       0.8%
     SDS                                 0.0%       0.0%         0.0%      10.7%         10.7%        2.7%       6.3%
                                       -----      -----        -----      -----         -----       -----      -----
         Total Operating Expenses       53.7%      59.8%        60.4%      42.3%         39.9%       54.1%      49.2%
                                       -----      -----        -----      -----         -----       -----      -----

Income from Operations                   5.5%       4.0%         7.5%      (0.7)%         1.3%        4.1%       2.1%

Other Income (Expense)                   0.4%       0.1%         0.2%       0.5%          0.4%        0.3%       0.4%
                                       -----      -----        -----      -----         -----       -----      -----

Earnings Before Interest and Taxes       6.0%       4.2%         7.6%      (0.3)%         1.7%        4.4%       2.4%

Interest Expense                         0.0%       0.0%         0.0%       0.0%          0.0%        0.0%       0.0%
                                       -----      -----        -----      -----         -----       -----      -----

Earnings Before Income Taxes             6.0%       4.2%         7.6%      (0.3)%         1.7%        4.4%       2.4%
                                       =====      =====        =====      =====         =====       =====      =====

Net Capital Expenditures                 0.0%       0.0%         0.0%       0.0%           NA         0.0%       0.0%

EBIT                                     6.0%       4.2%         7.6%      (0.3)%         1.7%        4.4%       2.4%
EBITDA                                   9.4%       7.5%        11.4%       1.6%          3.1%        7.5%       5.0%

                                  EXHIBIT C

                        Discounted Cash Flow Approach

Tubby's, Inc.
Discounted Cash Flow Approach                                       Exhibit C


                                                                         For the Year Ending
                                            -------------------------------------------------------------------------------------
                                                Year 1        Year 2        Year 3          Year 4         Year 5       Residual
                                            ------------  ------------   ------------   ------------   ------------  ------------
Revenue
     Tubby's Incorporated                   $  1,249,738  $  1,380,999   $  1,516,041   $  1,653,479   $  1,701,269  $  1,762,998
     Tubby's Advertising                         768,894       814,074        857,746        899,376        928,160       942,410
     Tubby's Company Stores                      821,338       862,347        901,108        937,121        974,574     1,013,524
     SubLine                                     250,000       255,000        260,100        265,302        125,292       127,797
     SDS                                       6,522,236     7,171,420      7,823,191      8,469,442      8,956,450     9,262,503
                                            ------------  ------------   ------------   ------------   ------------  ------------
         Total Revenue                         9,612,206    10,483,839     11,358,185     12,224,720     12,685,744    13,109,233

Cost of Goods Sold
     Tubby's Company Stores                      541,919       568,976        594,550        618,312        643,024       668,723
     SubLine                                     217,357       221,704        226,138        230,661        108,932       111,111
     SDS                                       4,953,772     5,446,840      5,941,873      6,432,714      6,802,607     7,035,060
                                            ------------  ------------   ------------   ------------   ------------  ------------
         Total Cost of Good Sold               5,713,047     6,237,520      6,762,562      7,281,687      7,554,562     7,814,894
                                            ------------  ------------   ------------   ------------   ------------  ------------

Gross Margin                                   3,899,159     4,246,319      4,595,623      4,943,033      5,131,182     5,294,339

Operating Expenses
     Depreciation                                109,069        99,753         92,195         86,117         81,288        67,739
     Tubby's Incorporated                      1,639,304     1,787,276      1,935,910      2,049,094      2,122,858     2,199,326
     Tubby's Advertising                         648,894       690,474        730,438        768,249        793,099       803,297
     Tubby's Company Stores                      215,053       221,504        228,149        234,994        242,044       249,305
     SubLine                                      47,618        49,046         50,517         52,033         10,407        10,719
     SDS                                       1,061,278     1,192,117      1,316,889      1,435,065      1,515,585     1,574,749
                                            ------------  ------------   ------------   ------------   ------------  ------------
         Total Operating Expenses              3,721,214     4,040,170      4,354,098      4,625,551      4,765,280     4,905,135
                                            ------------  ------------   ------------   ------------   ------------  ------------

Income from Operations                           177,945       206,149        241,525        317,481        365,902       389,204

Other Income (Expense)                            23,000        23,690         24,401         25,133         25,887        26,663
                                            ------------  ------------   ------------   ------------   ------------  ------------

Income Before Taxes                              200,945       229,839        265,925        342,614        391,788       415,867

Income Taxes                                     (10,362)      (18,967)       (32,557)       (62,466)       (81,644)     (141,395)
                                            ------------  ------------   ------------   ------------   ------------  ------------

Net Income                                       190,583       210,872        233,368        280,148        310,144       274,472

Adjustments:
   Add:  Depreciation                            109,069        99,753         92,195         86,117         81,288        67,739
   Less:  Capital Expenditures                   (50,000)      (51,500)       (53,045)       (54,636)       (56,275)      (67,739)
   Less:  Additional Working Capital            (121,150)     (113,402)      (118,126)      (121,404)       (66,896)      (63,567)
                                            ------------  ------------   ------------   ------------   ------------  ------------
         Distributable Cash Flow                 128,502       145,724        154,391        190,225        268,261       210,906

Present Value Factor                 16.5%        0.9265        0.7953         0.6826         0.5859         0.5030
                                            ------------  ------------   ------------   ------------   ------------
Present Value of Distributable
  Cash Flow                                 $    119,054  $    115,889   $    105,392   $    111,462   $    134,925
                                            ------------  ------------   ------------   ------------   ------------
Total Present Value of Cash Flows
  (Years 1 to 5)                                 586,722

Present Value of Residual Cash Flow              785,756                       Residual Cash Flow                    $  210,906
                                            ------------
     Total Operating Value                     1,372,478
                                                                               Residual Capitalization Rate:
Plus:  Nonoperating Assets                     1,543,710                           Discount Rate                          16.5%
                                            ------------
                                                                                   Less:  Residual Growth Rate            (3.0)%
                                                                                                                     ------------
Business Enterprise Value                      2,916,189                               Capitalization Rate                13.5%

Less:  Interest-Bearing Debt                    (126,271)                      Gross Residual Cash Flow Value         1,562,264
                                            ------------

Marketable, Controlling-Interest
  Value of Equity                              2,789,918                       Present Value Factor                      0.5030
                                                                                                                     ------------

                                                                                                                     ------------
Number of Shares Outstanding                   2,583,114                       Present Value of Residual Cash Flow   $  785,756
                                            ------------                                                             ------------
Value of Equity per Share                   $       1.08
                                            ============

                                  EXHIBIT D

                          Market Comparable Approach

Tubby's, Inc.                                                        Exhibit D
Market Comparable Approach
Conclusion of Value

                                                                  Adjusted
                                                                Total Capital
                                                                 to  EBITDA
                                                                --------------

Concluded Multiple                                                      4.20

Tubby's, Inc. Results Adjusted (LTM)                             $   266,452
                                                                 -----------

Indicated Value of Invested Capital                                1,119,099

Less: Interest-Bearing Debt                                        (126,271)
                                                                 -----------

Operating Value (Marketable,
  Minority-Interest Basis)                                           992,829

                                                                 -----------
Plus: Control Premium                                     20%        198,566
                                                                 -----------

Operating Value                                                    1,191,394

Plus: Nonoperating Assets                                          1,543,710

Plus: Present Value of Deferred Tax Assets (NOL)                     170,000
                                                                 -----------

Indicated Value of Common Stock                                  $ 2,905,105

Shares Outstanding                                 2,583,114

                                                                 ===========
Equity Value per Share                                           $      1.12
                                                                 ===========
---------
LTM = Latest Twelve Months
EBITDA = Earnings before Interest, Taxes, Depreciation, and Amortization

                                  EXHIBIT E

                          Letter of Representation

[ TUBBY'S LOGO ]                                         Phone (810) 978-8829
                                                     Toll Free (800) 752-0644
                                                           Fax (810) 977-8083

                                        July 15, 1999

Stout Risius, Ross, Inc.
338 South High Street
Columbus, OH 43220

Dear Sirs:

In connection with your engagement to provide financial advisory services to the Board of Directors of Tubby's, Inc., (the "Company"), the scope of which is defined in an engagement letter dated May 12, 1999, we make the following representations to you.

We are solely responsible for the representations, facts, assumptions and estimates presented or used in your valuation of the common equity of the Company. To the best of our knowledge and belief, they are fair and reasonable in the circumstances.

We have read the Valuation Report and the Fairness Opinion Letter, each dated July 15, 1999, prepared in connection with your analysis and are in agreement with the representations, facts, assumptions and estimates included therein. We acknowledge that the scope of your engagement did not include any verification of them and that you have expressed no opinion on them.

We understand that the latest financial information made available to you was the internal Financial statements of the Company as of May 31, 1999. We represent to you since May 31, 1999, there have been no material changes in the balance sheet of the Company or the operations or prospects of the Company as of July 15, 1999.

We also acknowledge that under the terms of your engagement, you have no responsibility to update your analysis for events occurring subsequent to its issuance. We have not withheld information that in our view could reasonably be expected to affect your analysis.


Sincerely,


/s/ Robert Paganes                      /s/ Theresa M. Borto
Robert Paganes,                         Theresa M. Borto
President and CEO                       Chief Financial Officer

    6029 East Fourteen Mile Road * Sterling Heights, Michigan 48312-5801

                                  EXHIBIT F
                         Statement of Qualifications



                         [ LOGO Stout-Risius-Ross ]


                              GREGORY A. O'HARA

Mr. O'Hara is a Managing Director of the Ohio Region at Stout Risius Ross. He has extensive experience in the field of valuation and litigation support consulting. His asset and business valuation experience encompasses a broad range of industries. He has performed valuations for numerous purposes including estate and gift taxation, Employee Stock Ownership Plans, stock options and warrants, marital dissolution, shareholder disputes, purchase price allocation, purchase and sale advisement, and other tax and corporate related matters.

Among the industries Mr. O'Hara has served include, but are not limited to, apparel, automotive, banks and thrifts, beverage distribution, building & construction materials, broadcasting, computer software, construction management, consumer products, electronic components, film distribution, financial services, health care, heavy manufacturing, hotels, paper products, publishing, retailing, metal stamping, telecommunications, and tool & die manufacturing.

PREVIOUS EXPERIENCE

Prior to joining Stout Risius Ross, Mr. O'Hara was a consultant with Price Waterhouse in its Valuation Services Group in Chicago. During his tenure with Price Waterhouse's Valuation Group, he planned, performed and supervised valuation consulting engagements for various purposes in a diverse range of industries. Preceding his experience with Price Waterhouse, Mr. O'Hara was a senior financial analyst with the Keywell Corporation in Chicago.

EDUCATION

M.B.A. Finance - University of Michigan, Ann Arbor, Michigan

B.A. Economics - University of Pittsburgh, Pittsburgh, Pennsylvania

                                    -69-


                                CERTIFICATION

I certify that, to the best of our knowledge and belief:
     o The statements of fact contained in this report are true and correct.
     o The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.
     o We have no present or prospective interest in the business that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
     o Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.
     o Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
     o No one provided significant professional assistance to the person(s) signing this report except as indicated below.
     o In addition to the undersigned, Mark R. Fournier assisted in the preparation of this valuation report.



/s/   Gregory A. O'Hara
------------------------------
Gregory A. O'Hara
Managing Director
Stout Risius Ross, Inc.


                                    -70-














                                EXHIBIT (b)(2)

                               FAIRNESS OPINION

                           STOUT RISIUS ROSS, INC.,



July 15, 1999

Board of Directors
Tubby's, Inc.
c/o Mr. Robert Paganes
6029 East 14 Mile Road
Sterling Heights, MI  48312-5802


Members of the Board:

We understand Tubby's, Inc. ("Tubby's" or the "Company") is considering a merger with R Corp pursuant to which all shareholders of the Company (the "Shareholders"), other than those shareholders that are also shareholders of R Corp, will receive cash in exchange for their shares of Tubby's, Inc. at the price of $1.10 per share. The aforementioned plan of merger is referred to hereinafter as the "Transaction."

You have requested, from a financial point of view, our opinion as to the fairness of this Transaction to the Shareholders of the Company. To arrive at our opinion, we performed an analysis to estimate the Fair Value of the common equity of the Company. We define Fair Value as the price at which property would exchange between a willing buyer and a willing seller, when the former is not under any undue compulsion to buy and the latter is not under any undue compulsion to sell, both having reasonable knowledge of the relevant facts.

In general, we considered the following factors in performing our analysis: the nature and history of the Company; the outlook for the economy and industry in which the Company operates; the book value and financial condition of the Company; the earning capacity of the Company; the dividend paying capacity of the Company; whether goodwill or other intangible value exists within the Company; previous sales of the Company's stock and the size of the block transferred; and the market prices of companies in the same or similar industries which trade in the open market.

In arriving at our opinion, we reviewed the Agreement and Plan of Merger (the "Agreement") and the associated proxy statement (the "Proxy Statement"), and held discussions with members of senior management of the Company concerning its business, industry, historical financial performance, and prospects. We examined the Company's audited and internally prepared financial statements for the years ended November 30, 1995 to 1998 and the Company's internally prepared interim financial statements for the six months ended May 31, 1999. We considered, to the extent available, the financial terms of certain other transactions involving target companies similar to Tubby's. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic, and market criteria as we deemed appropriate in arriving at our opinion.




We did not perform an independent valuation of all of the underlying assets and liabilities of the Company, nor have we been furnished with any such evaluation or appraisal.

Our opinion is premised on the assumption that the financial condition and prospects of the Company as of the date of this letter, including the balance sheet of the Company, has not changed materially since May 31, 1999, the date the latest financial information was available. In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information that was publicly available, furnished by the Company, or otherwise reviewed by or discussed with us. In that regard, we have relied upon Tubby's management as to the reasonableness and achievability of the financial and operating forecasts provided to us, and we have assumed that such forecasts reflect the best currently available estimates and judgements of management.

In connection with performing our services for the Board of Directors, we have not been authorized by the Company to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company. Further, we were not requested to consider, and our opinion does not address, the relative merits of the contemplated Transaction as compared to any alternative business strategies that may exist for the Company or the effect of any other transactions in which the Company might engage.

Our opinion is necessarily based on market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date hereof.

We are acting as financial advisor to the Board of Directors of the Company and will receive a fee from the Company for our services. However, our compensation for providing financial advisory services to the Board is neither based nor contingent on the results of our analysis. Further, none of our employees who worked on this engagement has any known financial interest in the assets or equity of the Company or the outcome of our analysis. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

Our work is only to be utilized by the Board of Directors of the Company as one input to consider in the process of analyzing the contemplated Transaction. Further, our opinion is not intended to be, nor does it constitute, a recommendation to any of the Shareholders as to how such Shareholder should act in regard to the Transaction described in the first paragraph of this letter.

Our opinion may not be published or otherwise used or referred to, without our prior written consent. We understand that this opinion letter, subject to us giving written consent, may be attached to a Proxy Statement that will be sent to the Shareholders. However, in providing such consent, except as may be required by the federal securities laws, we do not intend that any person other than the Board of Directors rely upon such opinion. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Based upon and subject to the forgoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the Transaction, as detailed in the Agreement, is fair from a financial point of view to the Shareholders of the Company.

Yours very truly,

STOUT RISIUS ROSS, INC.


/s/    Gregory A. O'Hara
-----------------------------
       Gregory A. O'Hara
       Managing Director






                                  EXHIBIT C

                         STOCK PURCHASE, REDEMPTION &
                            SHAREHOLDERS AGREEMENT








                     STOCK PURCHASE, STOCK REDEMPTION AND
                            SHAREHOLDER AGREEMENT


           This Agreement dated this 14th day of July 1999, by and between Robert M. Paganes ("R. Paganes"), Peter T. Paganes ("T. Paganes"), Vincent J. Tatone ("Tatone") and Tubby's, Inc., a New Jersey corporation ("Tubby's").

                                   RECITALS

A. R. Paganes, T. Paganes and Tatone are each directors, officers and shareholders of Tubby's, Inc. R. Paganes owns 259,775, T. Paganes owns 191,400 and Tatone owns 50,000 shares of Tubby's common stock.

B. As officers and individually, R. Paganes, T. Paganes and Tatone have procured financing on behalf of Tubby's, and have been asked to personally guarantee and collateralize those loans by pledging personal assets. Those loans in amounts which will exceed one million nine hundred thousand ($1,900,000) dollars will be used to complete a proposed merger pursuant to which all shareholders other than R. Paganes, T. Paganes and Tatone will receive cash in exchange for their shares of Tubby's common stock. Thereafter, R. Paganes, T. Paganes and Tatone will be the only shareholders of Tubby's. For purposes of the merger, the shares have been valued at $1.10.

C. The parties have agreed that R. Paganes, T. Paganes and Tatone shall own an equal amount of shares of Tubby's after implementation of the proposed merger. In that regard, the parties have agreed that Tatone will purchase shares from Tubby's and Tubby's shall redeem shares from R. Paganes and
    T. Paganes so that

                                     2



each individual shall own one hundred fifty thousand (150,000) shares of Tubby's common stock after the merger.

WHEREFORE, the parties agree as follows:

1. The parties agree to execute personal guarantees and any other necessary and/or desirable instruments as may be requested by lenders in order to procure adequate financing to complete the proposed merger.

2. Tatone shall purchase directly from Tubby's one hundred thousand (100,000) shares of common stock at the merger price of $1.10 per share.


3. Tubby's shall redeem from T. Paganes forty-one thousand four hundred (41,400) shares of common stock at the merger price of $1.10 per share.


4. Tubby's shall redeem from R. Paganes one hundred nine thousand seven hundred seventy five (109,775) shares of common stock at the merger price of $1.10.

5. It is the intent of the parties that each individual shall own one hundred fifty thousand (150,000) shares of the common stock of Tubby's. Therefore, in the event that there are any inaccuracies in the current number of shares owned by any of the individual parties, the number of shares to be purchased and/or redeemed shall be adjusted to achieve the intent of the parties.

6. The purchase and/or redemption of shares pursuant to this Agreement is subject to and conditioned upon the proposed merger being approved by a majority of the shares held by Tubby's shareholders entitled to vote on the proposed merger. The transactions set forth in this Agreement shall

                                     3




    be implemented within thirty (30) days after the Effective Date of the merger, as defined in the Plan of Merger, and shall be retroactive to the Effective Date.

7. This Agreement may be amended by the parties in writing so long as the ratio of stock ownership (one-third common equity ownership by each individual) and the number of shares to be owned by each individual is not altered (i.e., 150,000 shares).

           WHEREFORE, the parties have signed this Agreement on the date first above written.



Tubby's Inc.

/s/    Robert M. Paganes                           /s/  Robert M. Paganes
-----------------------------                     -------------------------
By: Robert M. Paganes                                   Robert M. Paganes
Its: President


/s/   Peter T. Paganes                            /s/   Vincent J. Tatone
-----------------------------                     -------------------------
Peter T. Paganes                                        Vincent J. Tatone

                                     4















                                 EXHIBIT D

                        Preliminary Proxy Statement
                             (without exhibits)



SCHEDULE 14A INFORMATION

                  PROXY STATEMENT PURSUANT TO SECTION 14(A)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___)

Filed by Registrant                                  [  X  ]
Filed by a Party other than the Registrant           [     ]

Check the appropriate box:
[ X ]    Preliminary Proxy Statement
[   ]    Confidential, for use of the Commissioner Only
         (as permitted by Rule 14a-6(e)(2))
[   ]    Definitive Proxy Statement
[   ]    Definitive Additional Materials
[   ]    Soliciting Material Pursuant to ss. 240.14(a)-11(c)

                                Tubby's, Inc.
               ------------------------------------------------
               (Name of Registrant as Specified in its Charter)

         -----------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing Fee (Check the appropriate box):

[   ]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
       14a-6(I)(2) or Item 22(a)(2) of Schedule 14A.
[   ]  $500 per each party to the controversy pursuant to the Exchange Act
       Rule 14a--6(i)(3).
[ X ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and
       0-11.
[   ]  Previously paid.

       1) Title of each class of securities to which transaction applies; Common Stock, par value $0.01
       2)  Aggregate number of securities to which transaction applies;
           2,081,938
       3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the fee is calculated and state how it was determined); 1/50 of 1 percent of $2,290,131.80
       4)  Proposed maximum aggregate value of transactions; $2,290,131.80
       5)  Total fee paid; $458.03

[   ]  Fee paid previously with preliminary materials.

[ X ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       1) Amount Previously Paid; $458.03
       2) Form, Schedule or Registration Statement No.; Schedule 13E-3
       3) Filing Party; Tubby's, Inc.
       4) Date Filed; __________________




                          LETTER TO SHAREHOLDERS OF

                                Tubby's, Inc.

Dear Shareholders:

         We cordially invite you to attend the Annual Meeting of Shareholders of Tubby's, Inc. ("Tubby's") to be held on ____________, 1999 at 10:00 a.m.
at the Best Western Inn, 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312. First, as explained in the accompanying Proxy Statement, the Shareholders of Tubby's will be asked to consider and vote upon a proposed Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of R Corp with Tubby's, with Tubby's to be the surviving corporation. The principal aspect of the Merger Agreement is that all shareholders, other than three current members of Tubby's management who also constitute a majority of its Board of Directors, will receive cash in exchange for their shares at the merger price of $1.10 per share. Second, the shareholders will be asked to elect Directors to serve for the ensuing year, in the event the proposed merger is not approved.

         The Board of Directors of Tubby's carefully considered the proposed merger, sought and received an independent valuation and fairness opinion from Stout Risius Ross, Inc., considered the Company's recent delisting from the NASDAQ Small Cap Market, recent trading activity and the current and potential future bid prices for the shares. After carefully considering all of these factors, the Board of Directors of Tubby's concluded that the Merger is in the best interest of the Shareholders. Accordingly, the Board of Directors of Tubby's is recommending that the Shareholders vote FOR approval of the Merger Agreement.

         As further described in the Proxy Statement, closing upon the Merger Agreement will result in the shareholders, other than three current members of Tubby's management, receiving cash in exchange for their shares. Each share of Common Stock of Tubby's will be exchanged for $1.10.

         The accompanying Proxy Statement provides a description of the terms of the proposed Merger and certain additional information to which you are urged to give your careful attention. Whether or not you are personally able to attend the Annual Meeting, please complete, sign, date and return the enclosed Proxy as soon as possible. This action will not limit your right to vote in person if you wish to attend the Annual Meeting and vote personally.

                              Very truly yours,



                              Robert M. Paganes
                              President and CEO

Dated: __________________








                                TUBBY'S, INC.
                NOTICE OF 1999 ANNUAL MEETING OF SHAREHOLDERS


                                                        ______, 1999


To the shareholders of Tubby's, Inc.:

         You are cordially invited to attend the 1999 Annual Meeting of Shareholders of Tubby's, Inc. to be held at 10:00 a.m. EST, on ____________, __________, 1999, at the Best Western Sterling Inn, 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312, for the following purposes:

         1. Consider and vote upon the approval of the Agreement and Plan of Merger ("Merger Agreement") to merge R Corp with Tubby's, Inc. ("Tubby's"), pursuant to which Tubby's shareholders will receive cash in exchange for their shares at the merger price of $1.10 per share.

         2. To elect Directors to serve for the ensuing year and until their successors are elected in the event the Merger is not approved; and

         3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

         The Board of Directors has fixed the close of business on August 30, 1999 as the record date for the determination of shareholders entitled to vote at the Meeting or any adjournment thereof. You are cordially invited to attend the Meeting. Your vote is important. Whether you plan to attend the Meeting or not, you are requested to complete, date and sign the enclosed proxy form and return it promptly in the envelope provided for that purpose. The enclosed proxy is being solicited on behalf of the Board of Directors of the Company.


                      By Order of the Board of Directors



                              Vincent J. Tatone
                                  Secretary



                                      1








                               PROXY STATEMENT


                                TUBBY'S, INC.
                          6029 E. Fourteen Mile Road
                    Sterling Heights, Michigan 48312-5801

                     1999 Annual Meeting of Shareholders

                              ___________, 1999


                                 INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Tubby's, Inc., a New Jersey corporation (the "Company" or "Tubby's"), to be voted at the 1999 Annual Meeting of Shareholders of the Company (the "Meeting"), to be held at 10:00 EST. on ______________, 1999 at the Best Western Sterling Inn, 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312. The approximate mailing date of this Proxy Statement is ___________, 1999.

All properly executed proxies received prior to the Meeting will be voted at the Meeting in accordance with the instructions marked thereon or otherwise as provided therein.

Unless instructions to the contrary are marked, proxies will be voted for the approval of the Merger Agreement and for the election of three directors in the event the Merger Agreement is not approved. Any proxy may be revoked at any time prior to the exercise thereof by giving written notice to the Secretary of the Company.

The Directors have fixed the close of business on August 30, 1999, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Shareholders on the record date will be entitled to one vote for each share held, with no shares having cumulative voting rights. As of August 30, 1999, the Company had outstanding 2,583,113 shares of Common Stock, par value $0.01 per share and approximately 7,000 record holders.

       THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                      2





                              TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Introduction.....................................................      2
Summary of Proxy Statement.......................................      4
Special Factors..................................................      6
Sources and Amounts of Funds and Other Consideration.............      6
Purpose(s), Alternatives, Reasons and Effects....................      7
Fairness of Transaction..........................................      9
Reports, Opinions, Appraisals and Certain Negotiations...........      9
Interests of Certain Persons in the Merger.......................     10
Conditions to Merger.............................................     11
Certain Federal Income Tax Consequences..........................     11
Dissenters Appraisal  Rights.....................................     11
Business of Tubby's and R Corp...................................     11
Consolidated Selected Financial Data of Tubby's, Inc.............     12
Market Prices of Tubby's Common Stock............................     12
Description of the Transaction...................................     13
Solicitation of Proxies..........................................     14
Accounting Treatment.............................................     15
Previous Contacts Between Tubby's and R Corp.....................     15
Business of Tubby's..............................................     16
Management of Tubby's............................................     23
Security Ownership of Certain Beneficial Owners and Management...     25
Management's Discussion and Analysis of Financial Condition and
  Results of Operations of Tubby's...............................     26
Certain Relationships and Related Transactions of R Corp
  and Tubby's....................................................     31
Federal Income Tax Consequences..................................     33
Legal Matters....................................................     33
Experts..........................................................     33
Reports and Board of Directors Meetings..........................     33
Director's Compensation..........................................     34
Independent Accountants..........................................     34
Proposals of Shareholders........................................     34
Miscellaneous....................................................     34
Agreement and Plan of Merger.....................................  Appendix A
Fairness Opinion of Stout Risius Ross, Inc.......................  Appendix B
Financial Statements.............................................   F1 - F34


                                      3






                          SUMMARY OF PROXY STATEMENT

Certain information contained in this Proxy Statement is summarized below. This summary is not intended to be complete and is qualified in all respects by the detailed information appearing elsewhere in this Proxy Statement and the annexes hereto. Shareholders are urged to review carefully the entire Proxy Statement, the Agreement and Plan of Merger, which is attached hereto as Appendix A and the other annexes hereto. Cross-references in this summary are to captions in the Proxy Statement.

R Corp

         R Corp, a Michigan corporation ("R Corp"), was established only for the purpose of structuring the Agreement and Plan of Merger. Its shareholders consist of the following members of Tubby's current management, who also constitute a majority of Tubby's Board of Directors: Peter T. Paganes, Chairman of the Board and Executive Vice-President, Vincent J. Tatone, Director and Corporate Secretary, and Robert M. Paganes, Director, President and CEO. R Corp does not own and/or operate any restaurants and has not conducted any business other than its formation and entering into the Agreement and Plan of Merger. R Corp's address is 6029 E. Fourteen Mile Road, Sterling Heights, Michigan 48312.

Tubby's

         Tubby's, Inc., a New Jersey corporation ("Tubby's"), wholly-owns the following subsidiaries: (1) Tubby's Sub Shops, Inc., a Michigan corporation ("TSSI'"), (2) Sub Line Co., a Michigan corporation ("Sub Line"), (3) SUBperior Distribution Systems, Inc., a Michigan corporation ("SDS"), and (4) Tubby's Company Stores, Inc., a Michigan corporation ("Company Stores"). TSSI franchises a chain of restaurants under the name "Tubby's Sub Shops" that specialize in submarine sandwiches. As of May 31, 1999, 95 franchised sub shops were in operation. TSSI has a wholly owned subsidiary, Tubby's Sub Shops Advertising Co., Inc., a Michigan corporation ("TSSAC"), that manages advertising contributions that Tubby's receives from its franchisees. Sub Line acts as a broker for machinery and equipment that may be purchased by franchisees. SDS distributes food and other products that may be purchased by franchisees. Company Stores owns and operates four Tubby's Sub Shop restaurants. Unless the context otherwise requires, any references to "Tubby's" shall also be deemed to refer to its wholly owned subsidiaries. The principal offices of Tubby's are located at 6029 E. Fourteen Mile Road, Sterling Heights, Michigan 48312, and its telephone number is (810) 978-8829. Tubby's Common Stock $.01 Par Value (the "Tubby's Common Stock") is traded in the over-the-counter market with price quotations as available on the over-the-counter bulletin board (the "OTCBB"). Tubby's Common Stock was listed on the NASDAQ Small Cap Market until May 5, 1999, when it was delisted because of the stock's inability to maintain a minimum bid price of $1.00.

Date, Time, Place and Purposes of the Annual Meeting

         The Annual Meeting of Shareholders of Tubby's will be held on __________, 1999, at


                                      4



10:00 a.m. local time at the Best Western Sterling Inn located at 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312. At the Annual Meeting, the shareholders of Tubby's will consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of May 27, 1999 (the "Merger Agreement") among Tubby's and R Corp. A copy of the Merger Agreement is attached hereto as Appendix A. The approval of the Merger Agreement by the shareholders shall be contingent upon the affirmative vote of a majority of the outstanding shares. The failure by the shareholders of Tubby's to approve the terms of the Merger Agreement shall result in the termination of the Merger Agreement. The shareholders will also vote upon the election of three Directors to serve for the ensuing year, in the event the Merger Agreement is not approved.

Record Date; Quorum

         Only holders of record of shares of Tubby's Common Stock at the close of business on August 30, 1999 (the "record date") will be entitled to vote at the annual meeting including any adjournment or postponement thereof. Holders of Tubby's Common Stock are entitled to cast one vote for each share held by them. The presence, either in person or by properly executed proxy of holders of a majority of the outstanding shares of Tubbys Common Stock entitled to vote is necessary to constitute a quorum at the Annual Meeting.

Vote Required

         Pursuant to the provisions of the New Jersey Business Corporation Act, the affirmative vote of the holders of the majority of the outstanding shares of Tubby's Common Stock entitled to vote is required to approve the Merger Agreement. Holders of approximately 1,054,000 outstanding shares of Tubby's Common Stock (approximately 40.4%), which includes 500,000 shares held by Tubby's officers Robert M. Paganes (259,000 shares), Peter T. Paganes (191,000 shares) and Vincent J. Tatone (50,000 shares), who also constitute a majority of Tubby's Board of Directors, have indicated their intention to vote in favor of the Merger Agreement. Therefore, the approval of holders of at least an additional 246,557 shares (approximately 9.5%) will be necessary for approval of the Merger Agreement. Holders of a majority of outstanding shares of R Corp Common Stock have voted in favor of the approval of the Merger Agreement. See "Certain Relationships and Related Transactions of Tubby's and R Corp". The affirmative vote of the holders of the majority of shares constituting a quorum is required for the election of Directors.

The Merger

         If the Merger Agreement is consummated, all Tubby's shareholders, other than those shareholders who are all of the shareholders of R Corp, shall receive cash in exchange for their shares (the "Merger"). The shares, for purposes of the Merger Agreement, have been valued at $1.10. The shareholders of R Corp, who together own approximately 500,000 shares of Tubby's Common Stock, will not surrender any of their shares. Regarding all other shareholders, each share of Tubby's Common Stock surrendered shall be exchanged for $1.10. There are presently outstanding 2,583,113 shares of Tubby's Common Stock. Therefore, following completion of the Merger, and the exchange of all outstanding shares of


                                      5



Tubby's Common Stock held by persons who are not shareholders of R Corp for cash, there will be approximately 500,000 shares outstanding, which will be held by the current shareholders of R Corp, who also constitute a majority of Tubby's Directors. Thereafter, Tubby's will terminate its registration under
Section 12 of the Securities Exchange Act of 1934 (the "Act") and it shares will not be publicly traded. Tubby's will no longer be a reporting company under the Act and Tubby's will operate as a private company. A copy of the Agreement and Plan of Merger is attached as Appendix A.

         The Merger will become effective upon the later of either (i) the filing of the Merger Agreement with the Secretary of State of New Jersey, or
(ii) the issuance by the Secretary of State of New Jersey of a Certificate of Merger relating to the Merger (the "Effective Date"). It is expected that if the Merger is approved by Tubby's shareholders at the annual meeting, and assuming that the conditions to the Merger are satisfied, the Merger will become effective during the fourth calendar quarter of 1999.

                               SPECIAL FACTORS

Sources and Amounts of Funds and Other Consideration

         The Merger, which will require approximately Two Million Two Hundred Ninety Thousand ($2,290,000) Dollars, will be funded though loans from Comerica Bank, Detroit, to Tubby's, which will be personally guaranteed and personally collateralized by the pledge of property owned by the shareholders of R Corp, loans to the shareholders of R Corp, individually, replacing Tubby's current $250,000 line of credit with a new $400,000 line of credit, and with funds from Tubby's general account as follows:

         (A) A One Million ($1,000,000) Dollar secured term loan to Tubby's at a fixed interest rate, to be set at the time of Closing, or interest at one-quarter percent (0.25%) above the announced prime rate of Comerica Bank ("the Prime Rate") amortizing over fifteen years with a balloon in five years ("Term Loan A");

         (B) A Five Hundred Thousand ($500,000) Dollar interest only, cash secured loan due in 24 months to Tubby's at an interest rate equal to the current CD rate + 2.0% ("Term Loan B");

         (C) A Two Hundred and Fifty Thousand ($250,000) Dollar secured term loan to the shareholders of R Corp individually, at an interest rate equal to one-quarter percent (0.25%) above the Prime Rate, due in 12 months ("Term Loan C");


                                      6




         (D) Two Hundred Seventy Thousand ($270,000) Dollars from Tubby's revolving line of credit which will bear interest at one-quarter percent (0.25%) above the Prime Rate (the "Line of Credit"); and

         (E) Two Hundred and Seventy Thousand ($270,000) Dollars from Tubby's General Account.

         (F) Term Loan A, Term Loan B and the Line of Credit, will be secured by mortgage liens on two buildings owned by Tubby's which house Tubby's Sub Shops, located in Southgate, Michigan, and Clinton Township, Michigan, and a security interest in all of the assets of Tubby's and Robert M. Paganes, Peter T. Paganes and Vincent J. Tatone, jointly and severally, will personally guaranty payment of the Line of Credit, Term Loan A and Term Loan B;

         (G) Term Loan C will be secured by mortgage liens on a condominium unit located in St. Clair Shores, Michigan, two buildings which house franchised Tubby's Sub Shops, located in Royal Oak and Dearborn, Michigan, two houses located in Clinton Township and Macomb, Michigan, and a condominium unit located in Naples, Florida.


         The expenses estimated to be incurred in connection with the Merger are as follows:

         Legal                                       $  20,000
         Appraisal and Fairness Opinion Fees         $  25,000
         Accounting                                  $   5,000
         Printing and Mailing Costs                  $  30,000
         Transfer Agent Fees                         $  15,000
         Exchange Agent Fees                         $  15,000
         Loan Closing Costs                          $   7,500
         Filing Fees                                 $     450
                                                     =========
                  Total                              $ 127,950

Tubby's has paid a portion of the legal fees, all of the appraisal and fairness opinion fees, and will be responsible for paying for all of the remaining estimated expenses.

Purpose(s), Alternatives, Reasons and Effects

         The Merger is a "going-private" transaction. Its purpose is to make Tubby's a private company which will no longer be a reporting company under the Securities Exchange Act of 1934. Because of its relatively small size, the substantial expenses it must incur to comply with the reporting requirements, including legal expenses, accounting expenses, transfer agent expenses, printing and annual meeting expenses, creates a formidable burden on Tubby's limited resources, both financial and human. In financial terms, annual expenses for outside services are approximately $150,000. Tubby's has 13 full time employees at its headquarters. In terms of human resources, although difficult to quantify, Tubby's estimates that between 600 and 800 combined employee hours per year are required as a result of its status as a public reporting company under the Act.

         Since it became a public company, Tubby's has met with limited success in its effort to expand its operations. Tubby's began as a small franchising company with submarine sandwich shops primarily located in the Detroit Metropolitan area. In the course of its efforts to expand, Tubby's has opened locations in states other than Michigan. Because of unsatisfactory sales, and because of its limited resources, most of these locations have closed. Tubby's believes that the "public company" burden on its financial and human resources has negatively affected its ability to expand and that operating as a closely held private company would enhance its ability to compete in the highly competitive quick service restaurant and franchising industries.

         Tubby's shares were listed on the NASDAQ Small Cap Market beginning in 1990. The price at which Tubby's shares traded fluctuated from between approximately $.12 to $.80 per

                                      7




share but, generally, they traded at between $.18 and $.25 per share. Although Tubby's tried to increase shareholder value, its limited resources and limited financial success made increasing the value of its shares a difficult task. In the fall of 1997, the NASDAQ amended its rules regarding listing qualifications. One of the changes was that, to qualify for continued listing, companies must maintain a minimum bid price of at least $1.00 per share. To comply with the minimum bid price requirement, Tubby's adopted and implemented a one for ten reverse split in February of 1998. Just prior to the split, Tubby's shares were trading at approximately $.25 per share. After the reverse split, the bid price for Tubby's shares began to decline from $2.50 to $.375 in February of 1999, even though the number of outstanding shares decreased from more than 25 Million to just over 2.5 million. In December of 1998, the NASDAQ notified Tubby's that it was not in compliance with the minimum bid price requirement. In March of 1999, the NASDAQ notified Tubby's that it also appeared not to be in compliance with the market value of public float requirement either. Finally, on May 5, 1999, Tubby's shares were delisted by NASDAQ for failure to meet those minimum requirements and trades of Tubby's shares were automatically listed on the Over the Counter Bulletin Board ("OTCBB").

         As a result of the delisting, Tubby's Board of Directors concluded that increasing shareholder value would now be an even more formidable task. There has never been a well established market for Tubby's shares; quotations have always been limited and sporadic. The NASDAQ delisting was viewed, objectively, as probably having a future negative effect on the already under-established market for Tubby's shares. This was a substantial factor which was considered by Tubby's Board of Directors. Because of Tubby's limited resources, the current and potential future bid prices for its shares, and the substantial expenses inherent in operating a public company, the Board of Directors of Tubby's determined that undertaking this transaction was appropriate at this time.

         Tubby's did consider an alternative to this transaction which would have involved a merger between Tubby's and Interfoods of America, Inc. (OTCBB
- IFDA), a Miami based Popeye's Chicken franchisee. See "Previous Contacts Between Tubby's and R Corp." That proposed merger provided for a one for five reverse split of Tubby's shares followed by a registered exchange offer of Tubby's shares on a one for two basis for all Interfoods shares. Simultaneously, the surviving corporation, Tubby's, would have changed its name to Interfoods of America, Inc., sold all of Tubby's pre-merger assets to R Corp, and continued to operate as a Popeye's Chicken franchisee. On April 23, 1999, however, Interfoods advised Tubby's that, after a thorough evaluation, its Board of Directors had decided not to proceed with the proposed merger. Interfoods gave no further explanation for its decision. Thereafter, Tubby's announced the present proposed merger.

         The most substantial effect of the Merger on Tubby's will be that it will no longer be a reporting company and, instead, will operate as a private company. Its limited resources will be relieved of the substantial burdens inherent in operating a public company. It will be relieved from the substantial expenses for professional and other outside services, and its management and staff will be able to focus exclusively on improving operations and expanding, without the constant burden of considering intricate compliance issues inherent in operating a public, reporting company. As a result, Tubby's will have more flexibility in its day to day management. Although R Corp will no longer exist as a separate entity, its shareholders will be the only shareholders of Tubby's. In addition, those shareholders will be personally liable, pursuant to their personal guarantees and the pledge of their personal

                                      8




property as collateral, for the repayment of the loans to Tubby's from Comerica Bank which will be used to fund the Merger. Unaffiliated security holders will receive $1.10 in exchange for each of their shares, which is higher than the current market price. In addition, they will not incur brokerage commissions. The Merger will provide security holders with small numbers of shares (e.g., less than 100 shares) an easy and efficient procedure to liquidate their shares. Tubby's estimates that, of its approximately 7,000 shareholders, less than 600 are round lot holders (shareholders who hold 100 shares or more). This was also an important factor considered by Tubby's in proposing the present transaction. They will be required to recognize, for federal tax purposes, a gain or loss on the exchange. See "Certain Federal Income Tax Consequences."


Fairness of the Transaction

         Tubby's believes that the merger is fair to unaffiliated security holders. This belief is supported by the Fairness Opinion issued by Stout Risius Ross, Inc. A copy of the Fairness Opinion is attached as Appendix B. The material factors which form the basis of this belief include Tubby's fair market value, the nature and history of Tubby's, the outlook for the economy and industry in which Tubby's operates, the book value and financial condition of Tubby's, the earning capacity, the dividend paying capacity, current market prices and previous sales of Tubby's stock and the sizes of the blocks transferred, and the market prices of companies in the same industry that trade in the open market. Tubby's Board of Directors' reasonably believes that the delisting of Tubby's shares from the NASDAQ Small Cap Market will probably negatively affect shareholder value and considered that factor as well. However, the primary factor considered in establishing the per share price of $1.10 was the objective fair market value of Tubby's as a going concern. This involved an analysis of the fair market value of Tubby's operating and nonoperating assets and its earning capacity. Current market prices for the shares, which have been substantially lower than $1.10, recent sales and the size of the blocks transferred, which have been sporadic and small, and the NASDAQ delisting, which were considered in Tubby's decision to undertake this transaction at this time, were considered very little in establishing the per share price.

         The transaction is structured so that the approval of a majority of all security holders is required. Approximately 80% of the shares are held by unaffiliated security holders. The merger was approved unanimously by the directors including the one director who is not employed by Tubby's. Neither Tubby's nor anyone else retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the merger and/or for preparing a report concerning the fairness of the transaction.

Reports, Opinions, Appraisals and Certain Negotiations

         Tubby's received an opinion on July 15, 1999, relating to the fairness of the consideration to be offered to the security holders, from Stout Risius Ross, Inc. Stout Risius Ross, Inc., is a Michigan based consulting firm specializing in business valuations, appraisals, and mergers and acquisitions. Stout Risius Ross, Inc., was referred to Tubby's by its auditors, BDO Seidman, LLC. No material relationship existed between Stout Risius Ross, Inc., and/or any of its affiliates or representatives, and Tubby's or any of its affiliates nor is it contemplated

                                      9



that any such relationship will exist in the future. Tubby's determined the merger price of $1.10 per share, and asked Stout Risius Ross, Inc., to render its opinion regarding the fairness of that per share price.

         In reaching its opinion that the transaction is fair from a financial point of view to the shareholders of Tubby's, Stout Risius Ross, Inc., performed an analysis to estimate the fair value of the common equity of Tubby's, defined as the price at which property would exchange between a willing buyer and a willing seller, when the former is not under any undue compulsion to buy and the later is not under any undue compulsion to sell, both having reasonable knowledge of the relevant facts. In general, it considered the nature and history of Tubby's, the outlook for the economy and industry in which Tubby's operates, the book value and financial condition of the Company, the earning capacity of Tubby's, the dividend paying capacity of Tubby's, whether good will or other intangible value exists within Tubby's, previous sales of Tubby's stock and the size of the blocks transferred, and the market prices of companies in the same or similar industries which trade in the open market. Tubby's only instructions were for Stout Risius Ross, Inc., to render an opinion as to the fairness of the proposed merger to Tubby's shareholders from a financial point of view. No limitations were imposed by Tubby's or any affiliate of Tubby's on the scope of the valuation or Fairness Opinion. See Fairness Opinion, attached as Appendix B. A copy of the valuation will be made available for inspection and copying at Tubby's principal offices during regular business hours by any interested security holder or his representative who has been so designated in writing.

Recommendations

         The Board of Directors of Tubby's has received a favorable fairness opinion with respect to the terms of the merger, believe that the Merger is in the best interest of and fair to the shareholders and has recommended that the shareholders vote FOR approval of the Merger Agreement. For a discussion of the factors considered by Tubby's Board of Directors in approving the Merger Agreement, see "Description of the Transaction."

Interests of Certain Persons in the Merger

         General - The respective managements and Boards of Directors of R Corp and Tubby's are affiliated, the effect of the Merger Agreement will be considered a "going private" transaction and the terms of the Merger Agreement were considered and determined in the context of the objective fair market value of the Company's assets and the fair distribution of its equity to the shareholders of Tubby's.

         Principal Shareholders of Tubby's - The principal shareholders of Tubby's, other than those principal shareholders who are also shareholders of R Corp, are being accorded the same treatment as the remaining shareholders of Tubby's. No compensation of any sort has been promised to these principal shareholders in order to induce them to vote in favor of the Merger. Messrs. Peter T. Paganes, Robert M. Paganes and Vincent J. Tatone, who are principal shareholders of Tubby's, and constitute a majority of its Board of Directors, and are the shareholders of R Corp, have personally procured a commitment for adequate financing on behalf of Tubby's to complete the Merger, and will personally guaranty all of the required debt financing and pledge personal assets to secure the loans which will be made to Tubby's.


                                     10




These individuals will not receive any cash in exchange for their shares and they will remain as the only shareholders of Tubby's. In order to equalize the number of shares held by each of them, Messrs. Peter T. Paganes, Robert
M. Paganes and Vincent J. Tatone have also entered into a Stock Purchase, Redemption and Shareholder Agreement with Tubby's pursuant to which Vincent
J. Tatone will purchase 100,000 shares of restricted Tubby's Common Stock, and Tubby's will redeem 109,000 shares from Robert M. Paganes and 41,000 shares from Peter T. Paganes. The price per share is equal to the Merger price of $1.10. The Stock Purchase, Redemption and Shareholder Agreement is contingent upon the consummation of the Merger.

Conditions to Merger: Termination: Amendment

         The obligations of Tubby's and R Corp to effect the Merger are subject to the satisfaction of several conditions, including the approval of the Merger Agreement by the required vote of the outstanding shares of Tubby's, closing on the bank financing, and the absence of any material adverse changes. See the Merger Agreement attached hereto as Appendix A.

         The Merger Agreement may be terminated at any time prior to the Effective Date of the Merger, whether before or after submission or approval by the shareholders of Tubby's, by the Board of Directors of Tubby's. The Merger Agreement may be amended at any time prior to the Effective Date of the Merger, whether before or after the meeting of shareholders of Tubby's, by written Instrument executed by Tubby's and R Corp, provided that no amendment shall change the exchange ratio (i.e., the Merger Price of $1.10 per share) set forth in the Merger Agreement without the approval of the shareholders of Tubby's.

Certain Federal Income Tax Consequences

         Tax Counsel has advised that for federal income tax purposes, if the Merger is carried out in accordance with the Merger Agreement (1) no taxable gain or loss will be recognized by Tubby's as a result of the Merger; (2) taxable gain or loss will be recognized by the holders of shares of Tubby's stock upon receipt of cash in exchange for those shares; (3) no taxable gain or loss should be recognized by the shareholders of R Corp and the basis of their shares of Tubby's should not be affected.

Dissenter's Appraisal Rights

         Dissent and Rights of Appraisal for Tubby's Shareholders - Pursuant to the provisions of section 14(a):11-1 et seq. of the New Jersey General Corporation Law, and because Tubby's has in excess of 1,000 shareholders of record, shareholders of Tubby's will not be entitled to dissent or receive appraisal rights in connection with the proposed Merger. Nor do Tubby's Articles of Incorporation or By-Laws provide any rights to dissent or receive appraisal rights.

                                     11



Business of Tubby's and R Corp

         The restaurant business is highly competitive and there can be no assurance that the merged corporation will be able to operate profitably. Tubby's operated unprofitably from 1990 through 1994. It operated profitably from 1995 through 1997 and had a small net loss for fiscal 1998, resulting in a current accumulated earnings deficit of $896,749 at the end of fiscal 1998. For the first half of fiscal 1999, ended May 31, 1998, Tubby's had a net profit of $166,333. See "Tubby's Financial Statements." R Corp has no current operations.

                 CONSOLIDATED FINANCIAL DATA OF TUBBY'S, INC.

         The following table sets forth the consolidated selected historical financial information for Tubby's, Inc. The consolidated selected financial data for and as of the years ended November 30, 1998, 1997, 1996, 1995 and 1994 have been derived from the audited consolidated financial statements of Tubby's, Inc. The selected financial data for the six months ended May 31, 1999 and 1998 are derived from the unaudited financial statements of Tubby's, Inc. In the opinion of Tubby's, Inc., the interim financial statements reflect all adjustments, consisting only of normal reccurring adjustments, necessary for a fair presentation of such data.

                                                      (Thousands except per share amounts)

                                       Six Months Ended
                                             May 31                   Year Ended November 30,
                                       -----------------    -------------------------------------------
                                         1999     1998      1998     1997(1)  1996(1)  1995(1)  1994(1)
                                         ----     ----      ----     -------  -------  -------  -------
Net Sales and operating revenues
  & other revenues ...............      $4,527   $3,192    $7,366    $3,556   $3,123   $3,662   $3.737
Income before extraordinary
  items ..........................         252        0       (31)      107      117      274     (921)
Extraordinary Items ..............           0        0         0         0        0        0        0
Net Income .......................         252        0       (31)      107      117      274     (921)
Net Income (Loss) per share
  before extraordinary items .....        0.06        0     (0.01)     0.04     0.05     0.11     (0.5)
Net income (loss) per share,
  basic & fully diluted ..........        0.06        0     (0.01)     0.04     0.05     0.11     (0.5)
Working Capital ..................       1,756    1,195     1,437     1,177      871    1,094       64
Total Assets .....................       3,373    3,350     3,326     3,325    3,333    3,270(2) 2,683
Total assets less
  deferred research
  & development charges
  and excess of costs of
  assets acquired over
  book value .....................       3,212    3,232     3,063     3,095    2,994    2,923    2,340
Shareholder's equity per share ...        1.01     0.92      0.91      0.93     0.86     0.84     0.66
Dividends ........................          --       --        --        --       --       --       --
Book Value per Share .............      $ 1.08   $ 1.02    $ 1.01    $ 1.02   $  .98   $  .93   $  .83
Ratio of earnings to fixed charges        27.7      1.0      (.06)       16      4.8      7.2    (10.1)

-------------------------
(1)  Adjusted for 1 for 10 reverse split in February of 1998.
(2) In March of 1995, Tubby's issued 575,000 shares of restricted Common Stock pursuant to private placements in exchange for $.80 per share to seven individuals which included three related parties.

                                     12



                    MARKET PRICES OF TUBBY'S COMMON STOCK

         The following table sets forth the high and low stock prices (bid) for Tubby's Common Stock as reported by NASDAQ (symbol TUBY) for the calendar years indicated and as reported by the Over the Counter Bulletin Board ("OTCBB") after May 5, 1999, when Tubby's shares were delisted by NASDAQ for failing to maintain a $1.00 bid price and were automatically listed for reporting by the OTCBB. There is currently no established trading market for Tubby's common stock (excluding limited and sporadic quotations. The following quotations do not include retail mark-ups, markdowns or commissions and represent prices between dealers and not necessarily actual transactions.

                                                      Tubby's
                                            -------------------------
                                              High               Low
                                            -------            ------
         1997 (1)
                     3rd Qtr.                 4.375            2.8125
                     4th Qtr.                4.0625             2.500

         1998
                     1st Qtr.                 3.125             1.875
                     2nd Qtr.                 2.375             1.625
                     3rd Qtr.                 2.000             .6875
                     4th Qtr.                 1.250              .625

         1999 (2)
                     1st Qtr.                 1.125              .375
                     2nd Qtr                  1.000              .375

-----------------------------------------------------------------------------
(1) Prices are adjusted to reflect a 1 for 10 reverse split which was effective in the first quarter of 1998.
(2) The public announcement in connection with this transaction was first made on May 5, 1999.

The approximate number of shareholders of record of Tubby's was 7,000 as of May 31, 1999. There are no restrictions on Tubby's present or future ability to pay dividends; however, Tubby's has never paid cash dividends on their Common Stock.

                        DESCRIPTION OF THE TRANSACTION

         Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") between Tubby's and R Corp, the shareholders of Tubby's are being asked to approve a merger pursuant to which all shareholders, other than three current members of Tubby's management, who also constitute a majority of its Board of Directors, will receive cash in exchange for their shares. Pursuant to the Merger Agreement, each share of outstanding Tubby's Common Stock, other than shares held by the shareholders of R Corp, will be exchanged for cash at the merger price of $1.10 per share. The merger price per share was established by Tubby's Board of Directors. The fairness to shareholders from a financial point of view is supported by a Fairness Opinion prepared by Stout Risius Ross, Inc. A copy of the Fairness Opinion is attached as Appendix B. Tubby's will be the surviving corporation but its shares will no longer be publicly traded.

                                     13



         The Board of Directors of Tubby's has determined that the Merger is in the best interest of the shareholders of Tubby's because, among other things, it will allow shareholders to receive $1.10 per share, which is higher than the current market price, without incurring brokerage commissions and/or other fees. It will also allow shareholders with small numbers of shares (e.g., less than 100 shares), an easy and efficient procedure to liquidate their shares. Tubby's registration will then be terminated under the Securities Act of 1934 and it will not be a reporting company.

         Holders of shares of Common Stock of Tubby's are entitled to cast one vote for each share held at all shareholder's meetings for all purposes. Shares of Tubby's Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of any subsequent offering and/or merger. All outstanding shares of Tubby's Common Stock are fully paid and non-assessable. Tubby's Common Stock does not have cumulative voting rights which means that holders of more than 50% of Tubby's Common Stock voting for the election of Directors can elect 100% of the directors of Tubby's if they choose to do so.

         After the Effective Date of the Merger, Tubby's will make the cash payments of $1.10 per share described above to the shareholders' of Tubby's who are not also shareholders of R Corp as follows. Promptly after the Effective Date of the Merger, Tubby's will mail to each such shareholder a form letter of transmittal and instructions for use in effecting the surrender for payment therefor of certificates which prior to the Merger represented Tubby's Common Stock. After the Effective Date of the Merger and until so surrendered and exchanged, each outstanding certificate which prior to the Effective Date of the Merger represented shares of Tubby's Common Stock owned by a shareholder who is not also a shareholder of R Corp will be deemed for all purposes to represent only a right to receive a cash payment of $1.10 per share, and no interest will be paid or accrued on the amount payable upon surrender of any such certificates. Upon surrender to Tubby's of such certificates, together with such letter of transmittal duly executed, Tubby's will pay to the persons entitled thereto, in cash or equivalent, the amount to which such persons are entitled. If payment is to be made to a person other than the one in whose name the certificate surrendered is registered, it will be a condition of such payment that the certificate so surrendered must be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay to Tubby's any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered, or establish to the satisfaction of Tubby's that such tax has been paid or is not applicable. If any holder of Tubby's Common Stock is unable to surrender such holder's Tubby's stock certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety reasonably satisfactory to Tubby's

               SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES
                            WITH THEIR PROXY CARDS

The terms of the Agreement and Plan of Merger, which is attached hereto as Appendix A, are incorporated herein by reference, in their entirety.


                                     14



                           SOLICITATION OF PROXIES

         The enclosed proxy is solicited by and on behalf of the Board of Directors of Tubby's. The Board of Directors of Tubby's has approved the Merger Agreement and has nominated the proposed Directors. Accordingly, the Board of Directors is recommending that the shareholders vote FOR approval of the Merger Agreement and FOR the election of each Director. Proxies solicited by the Board of Directors, if properly signed and returned, will be voted in favor of the resolutions being presented to the shareholders.

         A proxy may be revoked by the person giving it at any time before the exercise thereof by written notice to the Secretary of Tubby's. All valid proxies not revoked will be voted. Where a choice is specified on a proxy, the shares represented by such proxy will be voted in accordance with the specification made.

         The cost of soliciting proxies, including preparing, assembling and mailing the notice of meeting, proxy statement, formal proxy and other soliciting materials as well as the cost of forwarding such material to the beneficial owners of stock is being borne by Tubby's.

         Even if you plan to attend the meeting please complete, date and sign the enclosed proxy and mail it promptly in the enclosed envelope. In the event you attend the meeting, you may revoke your proxy and vote your shares in person.

                             ACCOUNTING TREATMENT

         Under generally accepted accounting principles, this transaction will be accounted for as a reorganization and Tubby's will continue to apply current book value to its assets. Assuming completion of the Merger, Tubby's does not intend to change its November 30 financial year-end.

                 PREVIOUS CONTACTS BETWEEN TUBBY'S AND R CORP

         On December 15, 1998, Tubby's and Interfoods of America, Inc., a Miami based Popeye's chicken franchisee, executed a letter of intent pursuant to which Tubby's and Interfoods would merge, with Tubby's being the surviving corporation. The letter of intent provided for a one for five reverse split of outstanding Tubby's shares followed by a registered exchange offer of Tubby's shares on a one for two basis for all Interfoods shares then currently outstanding. Simultaneously, the surviving corporation (Tubby's), would change its name to Interfoods of America, Inc., and sell all of Tubby's pre-merger assets to R Corp. The purchase price for the assets was $2,500,000 payable as follows:

         A. Down payment of $350,000 in cash and the redemption of Tubby's shares held by shareholders of R Corp at the trading value assigned to them upon the effectiveness of the one for five reverse split.

         B. The balance was to be paid pursuant to a ten-year Promissory Note, providing for monthly payments of interest only at 7% during the first three years. Principal and interest payments would be made during years four through ten calculated on a thirty-year amortization with a ten-year balloon with interest at the rate of 7% per annum.

         C. The Promissory Note was also to provide for an option to obtain prepayment

                                     15




            discounts as follows: R Corp would receive a 25% discount from the principal balance if it paid all amounts due prior to the fourth anniversary date of the closing and would receive a 20% discount if it paid all the amounts due prior to the eighth anniversary date.

         D. The letter of intent also provided that the parties would enter into a three-year Consulting Agreement. R Corp would provide consultation regarding the Company's historical accounting procedures, records, public relations, legal and other corporate matters in exchange for compensation from Interfoods as follows:
            $225,000 in year one; $150,000 in year two; and $100,000 in year three.

Because Interfoods had more than 6,000,000 shares outstanding and Tubby's would have only had 516,623 after the one for five reverse split, Tubby's shareholders would have held approximately 20% of the outstanding shares in the surviving corporation.

         On April 23, 1999, Interfoods advised Tubby's that, after a thorough evaluation, its Board of Directors had decided not to proceed with the proposed merger. Thereafter, Tubby's announced the present proposed merger on May 5,1999.

         The Merger Agreement that has been executed with respect to this transaction, which is the subject of this proxy statement, varies from the previous proposal in many ways. Under this transaction, shareholders will receive $1.10 in exchange for each share of Tubby's Common Stock. Under the Interfoods proposal, Tubby's shareholders would have received one share of Tubby's Common Stock in exchange for every five shares. In addition, under this transaction, shareholders can take the proceeds of the exchange and use them in the investment of their choice rather than automatically becoming shareholders of the surviving corporation which would have changed its name to Interfoods and continued largely in the fried chicken segment of the quick service food industry.

                             BUSINESS OF TUBBY'S

Introduction

         Tubby's, Inc. ("Tubby's") was originally incorporated on May 16, 1984 in the State of Utah under the name "Like Development, Inc." Like Development did not conduct any business until May 23, 1986 when it acquired all of the outstanding capital stock of Tubby's Sub Shops, Inc., a Michigan corporation in exchange for 7,424,961 shares of Like Development's Common Stock that were issued to the former shareholders of Tubby's Sub Shops, Inc. At the time of that reorganization, Like Development also changed its name to "Tubby's Sub Shops, Inc."

         Tubby's Sub Shops, Inc., was originally incorporated in the State of Michigan on December 2, 1977 for the purpose of franchising the rights to operate Tubby's Sub Shops restaurants. The founders of Tubby's had been operating restaurants under the Tubby's name since 1968 and, after developing a Plan of Operation for those restaurants that would enable others to operate similar restaurants, they founded Tubby's in 1977 to franchise the rights to operate those restaurants. The founders of Tubby's then assigned their trademarks, know-how, and existing agreements to Tubby's.


                                     16





         In September 1987, Like Development changed its domicile from Utah to Michigan and changed the name of the company to "Tubby's, Inc.", a wholly-owned subsidiary of Like Development that was incorporated in Michigan for that purpose. As a result, each share of Like Developments' Common Stock was converted to one share of Tubby's, Inc., Common Stock. Like Developments authorized capital stock and the number of shares of its outstanding capital stock were unchanged as a result of its re-domicile from Utah to Michigan.

         In March of 1990, Tubby's and Stuff Yer Face ("SYF"), a New Jersey restaurant company, merged with SYF as the surviving corporation. First, shareholders of SYF approved a one for three reverse split of the outstanding shares of Common Stock of SYF. Simultaneously, shareholders of both corporations approved an Agreement and Plan of Merger pursuant to which each share of Tubby's outstanding Common Stock was exchanged for one share of the post split Common Stock of SYF. As part of that merger, the founders of SYF entered into Employment Agreements and were granted options for the right to purchase two SYF restaurants to be operated as franchises. The Employment Agreements and Option Agreement became effective upon the closing of the merger. As a result of that merger, shareholders of Tubby's Common Stock owned approximately 67% of the outstanding SYF stock. Also as part of that merger, SYF immediately changed its name to "Tubby's, Inc."

         Tubby's currently has five wholly owned subsidiaries:

                  Tubby's Sub Shops, Inc., a Michigan corporation, grants licenses to franchisees, pursuant to franchise agreements, to own and operate Tubby's Sub Shops and SYF restaurants, in exchange for franchisee fees and continuing royalties.

                  SUBperior Distribution Systems, Inc. ("SDS"), a Michigan corporation, purchases and distributes food and other products used in the operation of Tubby's Sub Shops restaurants through contracts with manufacturers and with warehousing and distribution companies.

                  Sub Line Company, Inc., a Michigan corporation, purchases, sells and brokers equipment used in the construction of Tubby's Sub Shop restaurants.

                  Tubby's Company Stores, Inc. a Michigan corporation, owns and operates Tubby's Sub Shops restaurants. Company Stores currently owns and operates three restaurants located in Southeastern Michigan.

                  Tubby's Sub Shops Advertising Company, Inc., a Michigan corporation, administers the advertising fund made up of advertising contributions made by all Tubby's Sub Shop restaurants.


Description of Tubby's Restaurants

         Tubby's Sub Shops are sit down and carry out restaurants that feature approximately twenty types of submarine sandwiches along with soup, french fries, onion rings, breaded

                                     17



mushrooms, a selection of desserts and soft drinks and other beverages. No table service is provided in a Tubby's restaurants. Customers place and pay for their orders at a serving counter and their food is then prepared to order, with most of the sandwiches being grilled. When the order is ready, it is picked up at the counter. Customers may also place their orders by telephone, either for consumption at the restaurant or for carry out. Tubby's restaurants do not offer any alcoholic beverages.

         Tubby's restaurants are usually located in a neighborhood shopping center or in a free standing building that has been designed and built as a Tubby's restaurant or converted from another use. The decor of the Tubby's restaurants has been designed to create a pleasing atmosphere for the restaurant's customers. The building that is required for a Tubby's restaurant will range from approximately 1,200 square feet to 2,500 square feet. The cost of a new Tubby's restaurant will vary depending upon many factors, including the size of the restaurant, whether it is new construction or conversion of an existing building, whether it is to be purchased or leased and prevailing real estate and construction costs. See "Franchising" for description of the Tubby's Franchise Agreement.

         SYF restaurants promote a specialty sandwich called a "Stromboli." A Stromboli is a closed sandwich with bread freshly baked around a favorite filling selected by the customer together with cheese, tomato sauce, onions and peppers. The fillings available are meatballs, sausage, pepperoni, veal, chicken, shrimp, eggplant, mushrooms, broccoli and spinach. SYF restaurants also offer pizza, hamburgers, and numerous side orders like french fries, onion rings, mozzarella sticks and others. SYF's restaurants are sit down, full service restaurants with table service. SYF restaurants may also offer beer and wine. At May 31, 1999, 95 Tubby's and two SYF restaurants were operating.

Restaurant Development and Expansion

         The following table shows the growth of the company's franchised restaurants during its last six fiscal years:

                                 Fiscal Year Ended November 30
                            -------------------------------------------
                            1993    1994   1995    1996    1997    1998
                            ----    ----   ----    ----    ----    ----
[S]                          [C]     [C]    [C]      [C]    [C]     [C]
Tubby's Restaurants
          Opened ......       5       7      10       7      16      10
          Closed ......       4       1       3       2       2      10
          Ending Number      56      62      69      74      88      88

         All operating Tubby's restaurants, of which as of May 31, 1999 there were 95 operating, are located in Michigan other than one restaurant which is located in Florida, four in Missouri, one in Nebraska, one in Idaho, two in Florida, one in Windsor, Ontario and two in New Jersey. During the year ended November 30, 1998 10 Tubby's franchised restaurants closed and 10 new Tubby's franchised restaurants opened, of which five are located in the Detroit metropolitan area. Of the 10 restaurants that closed, four were located in Michigan, two in Windsor, Ontario Canada, one in Indiana, one in Pennsylvania and two in Ohio.

Competition

         The restaurant business is highly competitive and is often affected by changes in taste


                                     18




and eating habits of the public, by local and national economic conditions affecting spending habits and by population and traffic patterns. Tubby's believes that the quality and price of food products offered are the principal means of competition in the restaurant industry. Also of importance are site locations, quality and speed of service, advertising and attractiveness of facilities.

         Tubby's competes with restaurant chains and other restaurants serving a variety of foods which operate more restaurants and have greater financial resources, greater name recognition and marketing capability. Furthermore, competition for management and other key operating personnel and for restaurant sites could increase as Tubby's operations expand.

         In the sale of franchises, Tubby's competes with franchisors of other restaurants and franchisors of a variety of other products and services. Tubby's management considers the amount of the initial investment required of the franchisee, the perceived potential for business success and return on investment, the assistance provided by the franchisor and the franchisor's name recognition and reputation to be the most significant competitive factors in franchising.

Franchising

         Franchises for Tubby's Sub Shops and SYF restaurants have been offered since 1977. The Company currently offers single-unit franchise agreements, area development agreements and development agent agreements. Except as noted below, the terms and conditions of the franchise agreements used by Tubby's are the same.

         The franchisee is responsible for all construction and remodeling costs required to bring a location up to the standard specifications of a Tubby's store. Subline Co., a subsidiary of Tubby's, Inc., may, at the option of the franchisee, assist in the construction of the restaurant or in the leasehold improvements. Also, the franchisee may purchase the required construction drawings and equipment from Subline Co.

         The single-unit franchise agreement gives the franchisee the right to use Tubby's or SYF's trademarks, service marks and methods of operation to operate a Tubby's or SYF restaurant at a specific location that is approved by Tubby's. The initial term of Tubby's current franchise agreement is ten
(10) years with the franchisee generally having two five year options to renew. The initial license fee, which is payable upon execution of the franchise agreement, is $15,000 for a traditional Tubby's franchise and $15,000 for a SYF franchise, with a reduction in that fee provided to persons who purchase more than one franchise and to existing franchisees. The initial license fee for nontraditional restaurants, such as ones located in convenience store, gas stations, etc., is $8,000, also payable upon execution of the franchise agreement. The initial franchise fee compensates Tubby's for the cost of various services provided by Tubby's to franchisees, such as management and operations training, review of restaurant site selection, restaurant design assistance, specifications and equipment lists, assistance in locating suppliers and operating assistance during the initial opening of a restaurant. Tubby's current franchise agreement requires the franchisee to pay Tubby's a weekly royalty equal to the greater of $100 dollars per restaurant or six percent (6%) of the


                                     19



franchisee's gross weekly sales. All of the existing franchise agreements require the franchisee to pay Tubby's a weekly advertising fee equal to the greater of $50 per restaurant or three and a half percent (3 1/2%) of the franchisee's gross weekly sales. Those advertising fees are administered by Tubby's or its affiliates or designees and used to pay for shared production and media advertising costs and other promotional costs. The franchise agreement further requires the franchisee, among other things, to comply with Tubby's standards and procedures of operation and menu and food quality specifications, to purchase supplies from Tubby's approved sources and to permit inspections and audits by Tubby's.

         If a potential franchisee desires to establish multiple restaurants in a defined geographical area or wishes to have the right to procure other persons to apply to become franchisees within a designated area, that franchisee may enter into an Area Development or Development Agent Agreement. At this time Tubby's has entered into one Area Development and five Development Agent Agreements.

         Tubby's does not make projections regarding sales volume of existing or future stores. However, during the year ended November 30, 1998, eighty-eight stores reporting sales information for the twelve months ended October 31, 1998, reported sales of $25,400,000. This averages approximately $288,636, which is slightly lower than the preceding year. This average cannot be used to project sales revenues for any particular location. Many factors influence an individual store's sales volume and/or profitability. Items affecting the success of a particular franchise include, but are not limited to, site location, local competition, local advertisement, direct owner participation, management's restaurant experience, respective financing and capitalization costs and control of labor costs.


Training

         Tubby's provides a complete course of instruction relating to the operations, methods, and other related procedures, with emphasis placed on the preparation and serving of the specialty food items that are characteristic of Tubby's restaurants. This course is offered to a licensed franchisee, and for one additional franchisee or management representative. Salaries, expenses of travel, food and lodging for franchisees and their representatives are at the franchisee's own expense. The training program consists of a minimum 120 hours of in-store operations, under direct supervision of qualified personnel, in addition to classroom sessions at Tubby's corporate offices. After successfully completion of training, Tubby's will provide assistance by providing a member of its staff to the franchisee's location for three (3) days out of the first nine (9) weeks of operation. Tubby's does not charge for the training described above, but it is only obligated to provide training for a franchisee's first location. Additional training of management, employees, etc,, is available at a fee, as is assistance at a subsequent location.

Quality Control and Supervision

         Tubby's requires all of its franchisees to satisfy certain quality control standards governing both the products and services that are offered by its franchisees. Operating

                                     20



specifications for Tubby's restaurants are documented by Tubby's in its operations manuals that are provided to all franchisees. Tubby's audits performance and adherence to such standards by performing periodic inspections of each restaurant.

Supplies

         The materials, inventories and other items required to equip and operate a Tubby's restaurant are generally available from several sources. Although franchisees are not required to make any purchases from Tubby's, in order to maintain quality control, Tubby's does require its franchisees to purchase certain designated food and supply items from suppliers that have been approved by Tubby's. The approval of suppliers is based upon the quality of the items they supply and their conformity with specifications established by Tubby's.

         Subline is an approved supplier of certain equipment and also acts as a broker for several approved suppliers of machinery, equipment and food products that are sold to Tubby's franchisees and others. Although Tubby's franchisees are not required to purchase any of that equipment from Subline or utilize Subline's brokerage services, Tubby's believes that many of them do so because the costs of utilizing Subline's services are often less than the prices charged by other sources. One reason Subline is able to offer competitive prices is that it can often obtain volume discounts for the items that are sold to Tubby's franchisees. Subline will make a profit on any equipment it sells in an amount equal to the sales price of that equipment minus Subline's costs incurred in connection with that equipment. In most instances, the terms of purchase from Subline are more favorable than terms available from unaffiliated third parties. A portion of Subline's volume discounts are passed on to the franchisee. Additionally, franchisees have standing open accounts with Subline.

         SDS is an approved supplier of food and other products that are sold to franchisees. Although franchisees are not required to purchase any products from SDS, many of them do so because SDS offers lower prices, higher quality, superior service and certain purchase incentives.

         Each franchisee is required to pay advertising fees equal to the greater of $50 per week or 3 1/2% of total weekly gross sales of that franchisee's restaurant. Those funds are administered by Tubby's Sub Shops Advertising Co., Inc. ("TSSAC"), and are used to pay for shared production and media advertising costs as well as other promotional costs. Local advertising campaigns are conducted through radio, television, local newspapers, direct mailing and billboards and other media that would be cost prohibitive for an individual franchisee. All monies received for advertising are escrowed and spent for advertising purposes only. A portion is retained by the franchisor to cover administrative costs. Generally, franchisees located in states other than Michigan pay 1% of weekly gross sales to TSSAC and are required to spend an additional 2 1/2% on local marketing until such time as the number of franchises in their area reaches an "area of dominant influence" large enough to warrant the formation of an advertising cooperative.


                                     21



Trademarks and Service Marks

         Tubby's name and logo and SYF's logo are registered as trademarks and service marks with the United States Patent and Trademark Office.

Regulation

         Many states have laws regulating franchise operations, including registration and disclosure requirements in the offer and sale of franchises and the application of statutory standards regulating franchise relationships. Tubby's is also subject to the Federal Trade Commission regulations relating to disclosure requirements in the sale of franchises. Tubby's believes it is operating in compliance with applicable laws and regulations governing its operations.

         Each of the restaurants operated by Tubby's franchisees is subject to licensing and regulation by the health, sanitation, safety, fire department and, in the case of restaurants serving alcoholic beverages (i.e., SYF restaurants), the alcoholic beverage control agencies in the state or municipality where located. Difficulties or failures in obtaining the required licensing or approval could result in delays or cancellations in the opening of new restaurants.

         Federal and state environmental regulations have not had a material effect on the operations of Tubby's or its franchisees, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay construction of new restaurants.

         Tubby's and its franchisees are also subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime, and other working conditions. A significant portion of the food service personnel employed by Tubby's franchisees are paid at rates related to the federal minimum wage, and accordingly, increases in the minimum wage increase the labor cost incurred by Tubby's franchisees.

Employees

         As of November 30, 1998, Tubby's and its subsidiaries employed 45 persons. This includes 13 at corporate offices (4 officers, 3 managers, 6 clerical) and 32 at Company owned restaurants (3 managers and 19 part-time employees). None of Tubby's employees are covered by collective bargaining agreements. Tubby's considers its employee relations to be good.

Properties

         Tubby's leases an approximately 8,000 square foot office building at 6029 E. Fourteen Mile Road, Sterling Heights, Michigan 48312 where its principal executive offices are located. Tubby's believes that the building is suitable and adequate for its current operation. Tubby's also owns a Tubby's restaurant located in Clinton Township, Michigan, which it operates, and a Tubby's restaurant located in Southgate, Michigan that it leases to an unaffiliated franchisee at a monthly rental of $2,300.00.


                                     22



Legal Proceedings

A.       Civil Actions.

     Tubby's, Inc. v Walter Lasko (Macomb County Circuit Court Case No. 98-3499-CK). In August 1998, the Company commenced a civil action against Walter Lasko in the circuit court for the County of Macomb, Michigan. The Complaint asserts claims for specific performance, equitable estoppel and unjust enrichment in connection with Mr. Lasko's refusal to honor the option to purchase the office building where its headquarters are located. The Company originally entered into a five year lease with an option to purchase the office building prior to the expiration of the lease. The Defendant claims that the Company failed to strictly comply with the written option to purchase by failing to provide a timely written notice that it was exercising the option. At this time, the Company is awaiting a trial date and intends to vigorously pursue its claim to specifically enforce the Defendant's obligation to sell the office building to the Company.

     Tubby's Sub Shops, Inc., a Michigan corporation, and SUBperior Distribution Systems, Inc., a Michigan corporation v Sun Valley Foods Company d/b/a AAA Warehouse & Cold Storage Company, a Michigan corporation, and Greg Tatarian, and Sun Valley Foods Company d/b/a AAA Warehouse & Cold Storage Company, a Michigan corporation, and Greg Tatarian, individually v Tubby's Sub Shops, Inc. a Michigan corporation, SUBperior Distribution Systems, Inc. a Michigan corporation and Sun Valley Foods Company d/b/a AAA Warehouse & Cold Storage Company, a Michigan corporation v Tubby's, Inc., a New Jersey corporation (Macomb County Circuit Court Case No. 98-3796-CK). On September 18, 1998, the Company commenced a civil a action against Sun Valley Foods Company and Greg Tatarian, its President, individually in the circuit court for the County of Macomb. The Complaint asserts claims for breach of contract, reimbursement for overpayments, fraudulent misrepresentation, and reimbursement for damaged and/or missing inventory. In the fall of 1997, the Company entered into a warehousing and distribution contract with Sun Valley and these claims arose out of Sun Valley's failure to perform pursuant to that contract. At present, this action is in the discovery phase. The Company intends to pursue settlement negotiations and, if not successful, to vigorously pursue these claims through trial or arbitration.

                            MANAGEMENT OF TUBBY'S

The directors and executive officers of Tubby's are as follows:

         Name                    Age    Position Held with Tubby's
         ----                    ---    --------------------------

         Robert M. Paganes....    42    President, Chief Executive Officer
                                        and  Director

         P. Terrance Paganes..    57    Executive Vice President and
                                        Director

         Vincent J. Tatone....    42    Secretary and Director

         Theresa M. Borto.....    40    Chief Financial Officer

         Ronald Boraks........    39    Director


                                     23




     PRESIDENT & CEO - ROBERT M. PAGANES.
     Mr. Paganes has been the CEO of Tubby's since August 12, 1994, has been the President of Tubby's since June 10, 1994, and was Executive Vice-President and Secretary of Tubby's from June 21, 1991 to June 10, 1994. Mr. Paganes has been an Officer and Director of Tubby's and its predecessor TSSI since December 2, 1977. Mr. Paganes is also one of the Tubby's franchisees.

     CHAIRMAN OF THE BOARD & VICE-PRESIDENT - PETER T. PAGANES
     Mr. Paganes has been the Chairman of the Board of Tubby's since August 12, 1994, and was the Vice-Chairman of the Board of Tubby's from June 21, 1991, to August 12, 1994, and has been a Director of Tubby's and its predecessor TSSI since December 2, 1977. Mr. Paganes has also been a Vice-President of Tubby's since December 2, 1977. Mr. Paganes is also one of the Company's franchisees; Peter T. Paganes and Robert M.
     Paganes are brothers.

     SECRETARY & DIRECTOR - VINCENT J. TATONE
     Mr. Tatone has been Secretary of Tubby's since August 12, 1994, and has been a Director of Tubby's since January 30, 1993. Mr. Tatone was an officer and shareholder of the law firm of Lites & Tatone, P.C. of Detroit, Michigan from September 1992 until April 1994. From September 1987 to September 1992, Mr. Tatone practiced with the law firm of Bodman, Longley and Dahling of Detroit, Michigan. He became Corporate Counsel of Tubby's in April 1994.

     CHIEF FINANCIAL OFFICER - THERESA M. BORTO
     Theresa M. Borto was appointed Chief Financial Officer of Tubby's, Inc. in May 1998. She has a Bachelor of Arts degree in accounting from Michigan State University. Ms. Borto is a CPA with seventeen years management experience. Prior to her employment at Tubby's, Ms. Borto was the Chief Financial Officer for CAM Administrative Services, Inc., located at 25800 Northwestern Highway, Suite 700, Southfield, MI 48086-5131.

     DIRECTOR - RONALD BORAKS
     Ronald Boraks has been a Director of Tubby's since June of 1996. Mr. Boraks has been in the real estate and property management business for the past 15 years. He has a bachelor of science degree in operations management from Wayne State University and a juris doctor degree from the University of Detroit School of Law. Mr. Boraks is licensed by the State of Michigan as an attorney, real estate broker and residential builder and specializes in financial and administrative management. Mr. Boraks is an officer and director of Certified Realty, Inc., located in Farmington Hills, Michigan.

         The by-laws of Tubby's, the surviving corporation, provide that directors shall serve a term of one year or until their successors are appointed or duly elected.

                                     24



Compensation of Tubby's Officers and Directors

         Set forth below is, for the fiscal years ended November 30, 1998, 1997, and 1996 all cash compensation paid to each of the executive officers or directors of Tubby's and to all officers and Directors of Tubby's as a group:

      Name and Principal(s)                                    Other Annual        Restricted Stock      Securities
             Position               Year        Salary         Compensation              Award        Underlying SAR's
      ---------------------         ----      ----------       ------------        -----------------  ----------------
Robert M. Paganes                   1998      $76,000.00             0                    0                   0
President and CEO                   1997      $74,000.00             0                    0                   0
                                    1996       62,500.00             0                    0                   0

P. Terrance Paganes                 1998      $75,000.00             0                    0                   0
Vice President                      1997      $75,000.00             0                    0                   0
                                    1996      $62,500.00             0                    0                   0
      Name and Principal(s)                                    Other Annual        Restricted Stock      Securities
             Position               Year        Salary         Compensation             Award            Underlying
      ---------------------         ----      ----------       ------------        ---------------       ----------
Vincent J. Tatone                   1998      $75,000.00             0                    0                   0
Secretary                           1997      $65,000.00             0                    0                   0
                                    1996      $50,000.00             0                    0                   0

Theresa M. Borto                    1998      $32,500.00             0                    0                   0
Chief Financial Officer             1997              --            --                   --                  --
                                    1996              --            --                   --                  --

Melvyn Erdos                        1998      $32,500.00             0                    0                   0
Chief Financial Officer             1997      $65,000.00             0                    0                   0
                                    1996       57,500.00             0                    0                   0

         Tubby's anticipates paying the following salaries to its officers during its current fiscal year: Robert M. Paganes - $100,000; P. Terrance Paganes - $75,000; Vincent J. Tatone - $87,500 and Theresa M. Borto - $70,000. Tubby's does have stock option plans in effect for its employees, including officers, but no stock options were granted in fiscal 1998 and Tubby's anticipates that none will be granted in its current fiscal year.


                            SECURITY OWNERSHIP OF
                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information concerning management and other persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock, $0.001 par value, on November 30, 1998.


                                     25



                                              Amount and Nature    Percent of
        Name of Beneficial Owner              of Ownership (1)     Class (2)
---------------------------------------       -----------------    ----------
Robert M. Paganes . . . . . . . . . . .       259,775                10.0%
6029 E. Fourteen Mile Road                    President
Sterling Heights, Michigan 48312              Director

Peter T. Paganes. . . . . . . . . . . .       191,400                 7.4%
6029 E. Fourteen Mile Road                    Vice President
Sterling Heights, Michigan 48312              Director

Vincent J. Tatone . . . . . . . . . . .       50,000                  3.1%(3)
6029 E. Fourteen Mile Road                    Secretary
Sterling Heights, Michigan 48312              Director

Ronald Boraks . . . . . . . . . . . . .            0                  --
38345 West Ten Mile Road, Suite 300           Director
Farmington Hills, Michigan 48335

J. Thomas Paganes. . . . . . . . . . . .      187,738                 7.3%
38633 Moravian                                Shareholder
Mount Clemens, Michigan 48043

Theresa M. Borto. . . . . . . . . . . .            0                  --
6029 E. Fourteen Mile Road                    Chief Financial Officer
Sterling Heights, Michigan 48312

All Executive Officers & Directors as
a Group (5 persons) . . . . . . . . . .       501,175                 19.4%
------------
(1) The nature of ownership is sole voting and investment power unless otherwise indicated.
(2)   As of June 3, 1999.
(3) Pursuant to the rules of the Securities and Exchange Commission, the Company's Common Stock which is not outstanding but which is subject to options is deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by the optionee, but not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Vincent J. Tatone has an option to purchase 30,000 shares of Common Stock under Tubby's Statutory Employee Stock Option Plan.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the attached condensed consolidated financial statements and notes thereto and with the Company's Form 10-KSB and audited financial statements and notes thereto for the fiscal year ended November 30, 1998.

FINANCIAL CONDITION

Cash and equivalents, certificates of deposit, and Investments increased by $202,508 for the six months ended May 31,1999, compared with a decrease of $331,358 for the

                                     26




six months ended May 31, 1998. The current period increase in the Company's cash position resulted primarily from net income of $166,333, non-cash expenses of depreciation and amortization of $61,786 and federal tax expense of $85,687 and from decreases in accounts payable of $64,216 and in deferred revenue of $78,606.

Consolidated revenues increased by $1,335,653 primarily as a result of an increase in SDS product sales of $1,365,196. Consolidated expenses increased by $1,081,159 primarily due to an increase in cost of product sales of $985,729. Other fluctuations of lesser significance are explained below.

The Company opened ten new franchised stores during the first six months of 1999 compared to six stores in the first six months of 1998 and has signed franchise agreements for an additional six with projected opening dates during the third and fourth quarter of 1999. Five franchised stores were closed during the first six months of 1999 compared to three in 1998 and one previously closed store was re-opened.

At May 31, 1999, the Company operated three restaurants and franchised ninety-one restaurants. Franchised restaurants are located in Michigan, Missouri, Nebraska, Iowa, Florida, Arizona, New Jersey and the Canadian province of Ontario.

Results of operations for the three months ended May 31, 1999 as compared with the three months ended May 31, 1998.

The current three-month period shows a net income of $103,231 as compared to a net loss of $22,818 in the same three months of the prior year.

Revenues for the three months ended May 31, 1999 increased by $388,224 or 19.6% to $2,368,508. The increase in revenues was attributable to:

o An increase in SDS product sales for the quarter of $338,087 or 26.7% due to additional products stocked by SDS in second quarter 1999 compared to second quarter 1998.

o Monthly franchise fees for the quarter were $253,841 and advertising fees were $191,099, up 38.2% and 15.0%, respectively, from the same period last year. These increases reflect the income derived from the increased franchisee food sales resulting from the advertising efforts of the Company and the additional monthly fees derived from its new franchisees. As successful new franchised Tubby's Sub Shops are opened, monthly franchise fees and advertising fees are expected to increase, accordingly.

o Equipment and restaurant sales decreased $77,662 or 69.3% for the three months ended May 31, 1999 as compared to the three months ended May 31, 1998 despite the increase in the number of stores opened (six in second quarter 1999 compared to three in second quarter 1998). The decrease is a result of the continuing trend

                                     27



     toward building the lower cost, non-traditional Tubby's Sub Shops rather than the traditional type. In addition, many of the stores opened in the second quarter 1999 were out-of-state stores which elected to handle store construction/renovations and some of the equipment purchases internally rather than through The Subline Company.

Total costs & expenses for the three months ended May 31, 1999 increased by $191,094 or 9.4% compared to the three months ended May 31, 1998. The increase in total costs was attributable to:

o Cost of product sales was $1,211,445 or 75.6% of product sales for the three months ended May 31, 1999 compared to $980,754 or 77.5% for the three months ended May 31, 1998. The increase of $230,691 represents increased sales, primarily through sales of additional stock items, during second quarter 1999 compared to second quarter 1998. The decrease in cost of product sold as a percentage of sales represents the continued efforts to provide quality products at a lower cost.

o Operating expenses increased by $44,327 or 5% reflecting increases in advertising and commissions paid to development agents and decreases in bad debt expense and shareholder compliance costs.

o The cost of restaurant food sales decreased in second quarter 1999, compared to 1998, by $33,209 or 21.3%. This is primarily because a company owned store, open in second quarter 1998 and incurring cost of food of $42,377, was closed June 1998.

o Cost of equipment sales increased as a percentage of equipment & restaurant sales from 73% in 1998 to 89% in 1999 reflecting decreased gross profit margins.


Results of Operations for the six months ended May 31, 1999 as compared to the six months ended May 31, 1998.

The Company realized net income of $166,333 for the six months ending May 31, 1999 as compared to a net loss of $(328) for the six months ending May 31, 1998.

Total revenues for the six months ending May 31, 1999 increased by $1,335,653 or 41.8% to $4,527,321. The increase in total revenues was attributable to:

o An increase in product sales of $1,365,196 or 83.2%. The SDS inception date was February 1998; therefore, there were only four months of SDS operation in the financial results for the six months ending May 31, 1998 whereas there are six months of operations in the same period ended May 31, 1999. This represents approximately $820,000 of the increase. The balance of the increase is due to sales to new stores and sales of additional products stocked by SDS in 1999 compared to 1998.

                                     28



o Monthly franchise fees for the six months ended May 31, 1999 were $466,239 and advertising fees were $396,198, up 19.0% and 18.2%, respectively. These increases reflect the income derived from the increased franchisee food sales resulting from the advertising efforts of the Company and the additional monthly fees derived from its new franchisees.

o Equipment and restaurant sales decreased $194,538 or 68.0% for the six months ended May 31, 1999 as compared to the six months ended May 31, 1998 despite the increase in the number of stores opened (ten in 1999 compared to six in 1998). The decrease is a result of the continuing trend toward building the lower cost, non-traditional Tubby's Sub Shops rather than the traditional type. In addition, many of the stores opened in the first and second quarters of 1999 were out-of-state stores which elected to handle store construction/renovations and some of the equipment purchases internally rather than through The Subline Company.


Total costs & expenses for the six months ended May 31, 1999 increased by $1,081,159 or 33.6% as compared to the six months ended May 31, 1998.

o Cost of product sales was $2,267,476 or 75.4% of product sales for the six months ended May 31, 1999 compared to $1,281,747 or 78.1% for the six months ended May 31, 1998. The SDS inception date was February 1998; therefore, there were only four months of SDS operation in the financial results for the six months ending May 31, 1998, whereas there are six months of operations in the same period ended May 31, 1999. This represents approximately $641,000 of the increase. The balance of the increase is due to cost of additional products stocked by SDS in 1999 compared to 1998.

o Operating expenses increased by $249,377 or 17.2% in the six months ended May 31, 1999. Approximately $176,700 of the increase is due to there being only four months of SDS operations included in the six months ended May 31, 1998 compared to six months included in the six months ended May 31, 1999. The balance of the increase is comprised of increases in advertising of $89,053 and commissions paid to development agents of $30,131, as well as a decrease in shareholder compliance costs of $27,992 and in bad debts expense of $25,204.

o Cost of equipment sales increased as a percentage of equipment & restaurant sales from 80% for the six month period ended May 31, 1998 to 85% in 1999 reflecting decreasing gross profit margins.



                                     29



LIQUIDITY AND CAPITAL RESOURCES

Cash and equivalents, certificates of deposit, and investments increased by $202,508 for the six months ended May 31, 1999, compared with a decrease of $331,358 for the six months ended May 31, 1998. The current period increase in the Company's cash position resulted primarily from net income of $166,333, non-cash expenses of depreciation and amortization of $61,786 and federal tax expense of $85,687 and from decreases in accounts payable of $64,216 and in deferred revenue of $78,606.

In addition to the ten new restaurants that opened in the first six months of 1999, six new Tubby's Sub Shops are expected to open by the end of the fourth quarter. All six of these restaurants will be owned and operated by franchisees. These stores have elected to contract construction/renovations themselves rather than using The Subline Company.

The Company maintains a $400,000 revolving line of credit with a local financial institution. The line of credit can be drawn upon as needed to meet future cash requirements. As of July 30, 1999, the entire line of credit was available to the Company.

On June 30, 1999, the Company purchased one of its high volume stores from a franchisee for a total purchase price of $220,000 cash. This store will be used as the Company's primary training facility.

Results of Operations - Comparison of the years ended November 30, 1998 and
1997

Tubby's and its consolidated subsidiaries experienced an increase in 1998 total revenues of $3,810,297 or 107.2%. The Company had a loss before taxes of $31,207 in 1998 versus income before taxes of $202,799 in 1997 which is a 115.4% decrease. Net loss after taxes was $31,207 in 1998 versus net income after taxes of $107,499 in 1997.

The increase in revenues is attributable to revenues generated by the new distribution subsidiary, SDS, of $4,397,578, a decrease in food sales of $151,082, or 16.2%, an increase in monthly franchise fees of $110,339, or 14%, a decrease in equipment and restaurant sales of $184,116, or 32%, and a decrease in commissions and other fees of $367,589, or 76.6%.

The revenues of the distribution subsidiary represent revenues generated since the launch of SDS on February 2, 1998. SDS product sales continued to grow each month as the franchisees became familiar and comfortable with the new distribution system.

The decrease in food sales revenues is primarily attributable to one Company owned restaurant that was closed in June 1998 due to a lease non-renewal. The food sales attributable to this restaurant was $210,846 in the seven months it operated in 1998 compared to $383,849 in twelve months of 1997.

The increase in monthly franchise fees is a result of improved food sales system-wide. The Company believes that this overall increase in food sales is the result of the strong Detroit area economy as well as the increased efforts of the Marketing Director in advertising and

                                     30




marketing Tubby's Submarine Shops and their products.

The decrease in the equipment and restaurant sales revenue is a result of opening 10 stores in 1998 as compared to 16 stores in 1997. The trend toward building the lower cost non-traditional Tubby's Sub Shops rather than the traditional Tubby's Sub Shop continues. In 1997, seven of the ten new stores were of the non-traditional type. In addition, many of the new franchisees, particularly the growing number of out-of-state stores, are electing to handle store construction/improvements on their own rather than using the Subline Company, reducing purchases from Subline to equipment only.

Commissions and other fees are comprised of marketing rights, material sales, rental income of existing Company owned franchisee operated Tubby's Sub Shops, and, in 1997, vendor rebates. The decrease of $367,589, or 76.6%, relates primarily to vendor rebates. In 1998, vendor rebates are classified as a reduction in costs of SDS products sold, whereas in 1997 vendor rebates of $364,629 are included in commissions and other fees.

The costs of SDS product sales were $3,402,997 during the ten months of operation in 1998 with a gross margin of $994,581, or 22.6%. Management continues to believe strongly in the value of SDS and its ability to provide its franchised and Company-owned Tubby's Sub Shops with uniform and consistently high quality products at equivalent or lower prices than previously charged.

Operating expenses increased in 1998 by $881,817 or 37.4%. Incremental operating expenses of SDS which began operations in February 1998 represents approximately $703,000 of the increase. The largest portion of the SDS operating expenses is the cost of warehousing and distribution of $592,000. Advertising, promotional, and various marketing expenses increased by $138,000 in 1998 as the Company expanded its marketing efforts in regions where Tubby's stores are located. Commissions paid to development agents increased by $68,000. The Company anticipates continued increases in commissions paid to development agents as the development agent agreements are fulfilled over the next twenty years. Salaries increased by $147,000, or 23.6%. The increase in salaries included additional staffing related to SDS operation, full year salaries for the staff positions in purchasing and marketing which were filled in April 1997 and July 1997, respectively, and annual merit increases. Expenses related to Franchise Development decreased by approximately $115,000, or 67.6%, primarily due to attendance at fewer trade shows.

The cost of food sales at Company-owned stores decreased by $155,018, or 23.2% primarily due to the closing of one store in June 1998 due to lease non-renewal. The gross margin for 1998 was 34% compared to 28.3% in 1997. Company-owned stores absorb certain costs that franchised stores do not, including costs related to training new franchisees.

The costs of equipment and restaurant sales decreased by $129,118, or 27.5%. The gross margin for 1998 was 12.8% compared to 18.3% in 1997. The decrease in margin is due to increased price competition in equipment sales. The Company has taken steps to reduce the operating expenses related to the sale of equipment and restaurant construction and expects improved financial results in 1999.


                                     31



Other income (expense) decreased by $43,625, or 30.5%, in 1998 as compared to 1997. This decrease was primarily due to a decrease in interest income of $38,479 or 35.5% in 1998 because the Company utilized its excess funds to provide short term funding for SDS inventory and accounts receivable.


    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF TUBBY'S AND R. CORP

Peter T. Paganes and Robert M. Paganes are directors, officers and shareholders of Tubby's and J. Thomas Paganes, their brother, is a principal shareholder of Tubby's. They each own and operate franchised stores, pay royalites to TSSI, pay advertising fees to TSSAC and purchase products from SDS. Their accounts, on a cumulative basis, as of the year ended November 30, 1999, were as follows:

        Included in Accounts Receivable......   $   55,922

        Included in Revenue..................   $  867,809

Prior to January 1, 1993, the above persons had an exemption from paying royalties on their stores. Effective January 1, 1993, this exemption was limited to previously existing stores and was discontinued until such time as these persons were not employed by Tubby's.

As of November 30, 1998, there were no officers and directors or other related parties of Tubby's that had any remaining balances regarding loans from the Company and/or credits for loans made to Tubby's.

The following table summarizes the amounts due as of November 30, 1998 from all stores owned by officers, directors or other related parties of Tubby's:


                                            Number of
      Owner                                  Stores
      -----                                 ---------

Robert M. Paganes                                  2      $17,476

Peter T. Paganes                                   1        8,601
                                             -------      -------

Amount Due from Officers, Directors                3       26,077

J. Thomas Paganes                                  3       29,845
                                             -------      -------

Amount Due from Officers, Directors and
other related parties                              6      $55,922
                                             =======      =======



                                     32



Tubby's and R Corp

         The shareholders of R Corp, Robert M. Paganes, Peter T. Paganes and Vincent J. Tatone, who are also directors, officers and shareholders of Tubby's, Inc., have entered into a Stock Purchase, Redemption and Shareholder Agreement with Tubby's. The purpose of the agreement, which is conditioned on shareholder approval of the Merger Agreement, is to equalize the equity ownership between these three individuals in the surviving corporation. Therefore, the agreement provides that the Company will redeem 109,000 shares of Tubby's Common Stock from Robert M. Paganes and 41,000 shares from Peter
T. Paganes at the merger price of $1.10 and provides for the sale of 100,000 shares to Vincent J. Tatone at the same price. Each individual will then own 150,000 shares of Tubby's Common Stock, assuming the Merger Agreement is approved. In addition, these individuals have each agreed to personally guarantee loans to Tubby's in the amount of $1,950,000 and have each agreed to pledge property owned by them in roughly equal amounts as collateral to secure repayment of the guaranteed loans.


                       Federal Income Tax Consequences

         As a part of the Merger, Shareholders of Tubby's will exchange each share of the Common Stock of Tubby's for cash at the merger price of $1.10. Any gain or loss realized under this exchange of property must be recognized for federal income tax purposes by the shareholders. With regard to Tubby's, no gain or loss will be recognized by Tubby's as a result of this transaction. Tubby's will not be acquiring any assets nor will it be assuming any of the liabilities of R Corp because R Corp has no assets or liabilities other than its rights under the Merger Agreement.

         THE FOREGOING IS ONLY A GENERAL DESCRIPTION OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. NO DISCUSSION IS INCLUDED WITH RESPECT TO THE STATE AND LOCAL INCOME TAX CONSEQUENCES OF THE TRANSACTION. EACH SHAREHOLDER IS URGED TO CONSULT HIS TAX ADVISOR WITH RESPECT TO THE CONSEQUENCES TO HIM OF THE CONSUMMATION OF THE MERGER AGREEMENT.


                                Legal Matters

         Certain legal matters with respect to the Merger will be passed upon by Bodman, Longley & Dahling, LLP, Detroit, Michigan as special counsel for Tubby's.


                                   Experts

         The financial statements of Tubby's, Inc. and its subsidiaries as of November 30, 1998, November 30, 1997 and November 30, 1996, and for the years then ended, have been audited by BDO Seidman, LLP, Independent Certified Public Accountants, Detroit, to the

                                     33




extent and for the periods set forth in their reports appearing elsewhere herein, and are incorporated herein in reliance upon such reports and given upon the authority of said firm as experts in auditing and accounting.

         The terms of the Merger Agreement were examined by Stout Risius Ross, Inc., and, as set forth in their Fairness Opinion, copy at Appendix B, that firm opined that the terms of the Merger Agreement are fair and equitable, from a financial point of view, to all of the shareholders of Tubby's.


                   Reports and Board of Directors Meetings

To the best of Tubby's knowledge, based solely upon a review of Forms 3 and 4 furnished to Tubby's during its most recent fiscal year, one director, Mr. Tatone, failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934. He filed one late report.

There were six (6) meetings of the Board of Directors held during the past fiscal year. Each director attended at least seventy-five percent of the meetings of the Board of Directors during the fiscal year ended November 30, 1998. Tubby's does not have standing audit, nominating or compensation committees of the Board of Directors, or similar committees.


                           Directors' Compensation

A fee of $500 per meeting attended was paid to each independent, non-employee, Director for their services as such for the fiscal year ended November 30, 1998. The total amount paid to independent Directors as a group was $6,000.


                           Independent Accountants

The Board of Directors has selected BDO Seidman, LLP, independent public accountants, to examine the financial statements of the Company for the year ending November 30, 1999. A representative from BDO Seidman, LLP, will be present at the meeting and will be available to respond to appropriate questions.


                          Proposals of Shareholders

If the Merger is not approved by the shareholders of Tubby's, shareholder proposals for the year 2000 Annual Meeting of Shareholders must be received by the Company at 6029 E. Fourteen Mile Road, Sterling Heights, Michigan 48312-5801 before the close of business on January 3, 2000 for consideration for inclusion in Tubby's proxy statement. Shareholder proposals should be addressed to the attention of Tubby's Secretary.


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                                Miscellaneous

The Board of Directors is not aware of any other business that will be presented for action at the Meeting. If any other business comes before the Meeting, the Management Proxy Committee has been directed by the Board of Directors to cast such votes at their discretion. The cost of preparing and mailing the notice of meeting, proxy statement and proxy to the shareholders will be borne by Tubby's.



                      By Order of the Board of Directors


                              Vincent J. Tatone
                                  Secretary

Dated:  __________, 1999